As confidentially submitted to the Securities and Exchange Commission on September 20, 2021. This amendment no. 1 to the draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

5.11 ABR Corp.

(Exact name of Registrant as specified in its charter)

Delaware	2300	81-3489919
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1360 Reynolds Ave, Suite 101

Irvine, CA 92614

(949) 800-1511

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Francisco J. Morales

5.11 ABR Corp.

1360 Reynolds Ave, Suite 101

Irvine, CA 92614

(949) 800-1511

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brandon Howald Jeffrey Hartlin James Shea Paul Hastings LLP 101 California Street, Forty-Eighth Floor San Francisco, California 94111 (415) 856-7000	James McGinty Chief Financial Officer 5.11 ABR Corp. 1360 Reynolds Ave, Suite 101 Irvine, CA 92614 (949) 800-1511	Michael Benjamin Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting and offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated              , 2021

         Shares

COMMON STOCK	SHARES

This is the initial public offering of shares of common stock of 5.11 ABR Corp.

The selling stockholders identified in this prospectus are offering                      shares of our common stock, and we are offering                      shares of common stock. We will not receive any proceeds from the sales of our shares of common stock by the selling stockholders. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $         .

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “VXI”.

Upon the completion of this offering, funds controlled by our principal stockholder, Compass Group Diversified Holdings LLC (“Compass” or “CODI”) will control approximately         % of the combined voting power of our outstanding shares of common stock (or         % if the underwriters’ option to purchase additional shares is exercised in full). As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the Nasdaq Stock Market LLC (the “Listing Rules”). See the sections titled “Prospectus Summary—The Offering—Controlled Company” and “Risk Factors—Risks Related to the Ownership of Our Common Stock and this Offering.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering.

See “Risk Factors” beginning on page 19 to read about factors you should consider before buying shares of our common stock. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting discount and commissions (1)	$	$
Proceeds, before expenses, to 5.11	$	$
Proceeds, before expenses, to selling stockholders	$	$

(1) See “Underwriting” beginning on page 154 for additional information regarding underwriter compensation.

To the extent that the underwriters sell more than shares of common stock, the underwriters have the option to purchase up to an                     additional shares from us at the initial public offering price, less the underwriting discount and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on        , 2021.

MORGAN STANLEY	JEFFERIES	BAIRD

Prospectus dated         , 2021

5.11

ALWAYS BE READY
We are innovators who make purpose-built technical apparel, footwear and gear for life’s most demanding mission. Everything we do is centered on serving those who serve others and enabling them to live an “Always Be Ready” (“ABR”) lifestyle.

THE WORLD IS FULL OF UNKNOWNS.
We cannot possibly predict what is going to happen every minute of the day, but we can prepare for it; in the gear we carry, the clothes we wear, the mindset we hold. Whether we are on or off duty, at home or on the road, out of cell range, the mindset is always the same. 5.11 ALWAYS BE READY.

IT’S NOT JUST A TAGLINE.
This is not just a line on a t-shirt. This is how we live our lives. 5.11

No matter what happens, we push

forward, not out of the absence of fear, but in spite of it. Because we trust our instincts, we trust our training, and we trust our gear.
At 5.11, we don’t simply inspire readiness, we are readiness.

IT ALL STARTED WITH A PAIR OF PANTS

Since the F.B.I. National Academy adopted the original 5.11 pant in 1992, we began developing a more extensive line for first responders and the military in 2003.
Our designers work together with public safety professionals to create gear that meets the needs of real men and women in the field. 5.11 has since expanded to include purpose-built, technical apparel, footwear and gear for both professional and everyday consumers. We are meeting these new challenges with the same grit and fortitude that has always defined our brand. 5.11

76

Net Promoter Score

June 2021 Survey Date

156MM

Consumers

Total U.S. TAM

39%

DTC Sales Mix

Fiscal Year 2020

42%

Active DTC Customer CAGR

Since 2018

As of June 30, 2021

81

U.S. Retail Locations

As of June 30, 2021

20%

International Sales Mix

Fiscal Year 2020

2MM Social Media Followers As of June 2021 156MM Total U.S. TAM 76 Net Promoter Score June 2021 Survey Date 42% Active DTC Customer CAGR Since 2018 81 U.S. Retail Locations 20% International Sales Mix Fiscal Year 2020 Up to 400 Domestic Retail Unit Whitespace As of June 30, 2021 39% DTC Sales Mix Fiscal Year 2020 As of June 30, 2021

Letter From Our Co-Founder & CEO

My journey began in Venezuela where I grew up learning the family business from my father, a master tailor. From him, I inherited a love for designing exceptional products. This passion brought me to the United States to study textiles, clothing, and business. At the time, I was unaware that the craft he taught me would allow me to serve a greater purpose; to serve those who serve by designing and developing mission ready apparel, footwear and gear. This obsession with products has guided my entire career and is ultimately the reason that product innovation is priority number one at 5.11.

In 2003 when we founded 5.11, there was a void in the market for technical apparel, footwear and gear purposely designed to meet the mission-critical needs of public safety and military personnel. Uniforms were often uncomfortable and built using centuries-old textile technology. Public safety professionals were wearing uniforms with limited functionality that, in certain cases, negatively impacted their effectiveness at times when their safety and the safety of others depended on performance. We started with a clear mission to solve this very specific fundamental issue by innovating on the problem sets faced by first responders and military professionals in the field.

We built the company around the deep heritage of the original 5.11 pant. These pants were designed in the 1970s by the Royal Robbins company specifically to climb the face of El Capitan in Yosemite, the birthplace of American rock climbing. It was years later that the federal government began using the 5.11 pant due to its reliability and technical performance. Since 1992, our pants have been utilized by the F.B.I. Academy and F.B.I. National Academy in Quantico, Virginia where discerning, elite law enforcement professionals from across the world go to train. This connection to the F.B.I. Academy represents a legacy we are very proud of and a responsibility we take very seriously. Today, these professionals and many others not only count on 5.11 pants but trust a wide variety of 5.11 products to help them accomplish their most demanding missions.

From the very beginning, our commitment and ability to innovate was welcomed by the public safety and military communities. I have personally had the privilege of working closely with many first responders and military personnel in product development to learn and understand first-hand the challenges they face both on and off duty. I can share with you that serving these individuals is a humbling experience like no other.

As we remained relentlessly focused on innovating for professionals, we noticed many of our consumers were wearing 5.11 products for different uses and occasions. While historically they were used in professional settings, our products were increasingly being worn by first responders and military professionals, often casually while off duty. It became evident to us that people who share values with the elite professionals, ranging from military special forces to law enforcement, first responders and frontline workers, whom our brand traditionally served, were also seeking out our products. We were humbled by this unexpected demand, and in 2011, we began to create a direct-to-consumer channel to better serve a larger consumer base. In 2020, close to 40% of our sales came from this channel of our business and since 2017 our direct-to-consumer channel sales have grown by over 200%.

While we are in the early stages of building our brand with everyday consumers, we find that there is often an immediate emotional connection that develops into a strong brand affinity as consumers learn about 5.11’s authenticity and heritage and experience our products. We offer broad points of entry through a diverse product portfolio and an omnichannel distribution approach. Our consumers enjoy and appreciate the functionality, comfort, and durability of our products and are inspired by the authenticity of 5.11’s purpose-led brand. Our vision is to inspire the world to “Always Be Ready,” not out of fear, but to be self-confident and self-reliant. When adversity strikes, it does not discriminate on any basis. We are a brand for those who serve and those who share an Always Be Ready mindset, regardless of their walk of life.

What Drives & Motivates Us?

As the CEO and co-founder of this company, I am extremely proud of our accomplishments and even more energized about what the future brings. I am amazed at how our entire global team shows up every day and strives to serve those who are called upon to put their lives on the line to protect and serve our families, communities and countries. Our purpose is supporting their purpose.

At 5.11, R&D is mission critical. We innovate for life and death situations. I learned the importance of our innovation first-hand from an end-user while he was operating on the frontlines overseas who wrote us a letter to tell us that our 5.11 boots saved his life while on duty. He also told us that his new pair of boots performed on demand, right out of the box, in extreme weather conditions, not weeks after being broken in. 5.11 products must be highly durable, yet comfortable. Understanding how to engineer products with the right balance of durability and comfort is both an art and a science. Our innovative, stylish and feature-rich designs are field-tested by professionals to ensure they are reliable, long-lasting and perform with real-world durability. We take pride in the fact that no one else serves the needs of our core consumers as comprehensively as 5.11.

Our Team Moving Forward.

We welcome employees and partners from all backgrounds who embrace our values and focus relentlessly on service and innovation. My “5.11 Family” consists of more than one thousand dedicated men and women across the globe and a rapidly growing consumer base that embraces our brand. I have been fortunate to be surrounded by a world-class team at the Company who shares my passion for serving and for making products for life’s most demanding missions. We are humble, yet confident in our individual abilities and know we are stronger as a team. While the COVID-19 pandemic physically separated us, it taught us how to collaborate better as a global team and enabled us to deliver strong results in 2020. Through economic cycles and the pandemic, our geographic and channel diversity, combined with our broad product line creates a strong and resilient portfolio.

Our suppliers, wholesale partners, and 5.11 alumni have been critical contributors on our journey. We thank them for believing and supporting the 5.11 mission and vision. We now welcome the investor community to also be part of our journey and to share in our passion in serving those who serve, while inspiring the world to Always Be Ready. Together, we will drive to achieve our shared vision of becoming an iconic global consumer brand with a purpose-driven culture. We will relentlessly endeavor to serve our heroes and people from all walks of life. This formula has led to sustainable long-term growth for 5.11 and this mission will not change.

Always Be Ready,

Francisco J. Morales

Co-Founder and CEO

Through and including             , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside of the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information presented in more detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors,”“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Special Note Regarding Forward-Looking Statements,” and our financial statements and the accompanying notes included elsewhere in this prospectus. Unless otherwise indicated, the terms “5.11,” “the company,” “we,” “us,” “our” and similar references in this prospectus refer to 5.11 ABR Corp. References to the “selling stockholders” refer to the selling stockholders named in this prospectus.

Overview

Our Mission

We are innovators who make purpose-built technical apparel, footwear and gear for life’s most demanding missions. Everything we do is centered on serving those who serve others and enabling them to live an “Always Be Ready” (“ABR”) lifestyle.

5.11: “Always Be Ready”

5.11 is a category-defining, global lifestyle brand and innovator of purpose-built technical apparel, footwear and gear for a passionate community of professional and everyday consumers. We are a brand of choice for those who demand uncompromising functionality, durability, and comfort of their gear. We serve elite professionals, ranging from military special operations forces to law enforcement, first responders and frontline workers, as well as everyday consumers who value our innovative product designs and identify with our ABR mindset. Our brand authenticity stems from decades of collaboration on product design and engineering directly with top professionals around the world, innovating to solve their greatest needs in the most mission-critical settings, where failure is not an option.

Our heritage dates back to the 1970’s when our 5.11 pants were originally designed by Royal Robbins for elite rock climbers. In the early 1990’s, the same 5.11 pant was adopted by the F.B.I. National Academy and became standard training issue because of its superior design and performance. Trusted by law enforcement and military professionals ever since, our innovative products have formed the cornerstone of our brand. We are an outfitter of choice for our heroes who require rugged, functional, durable, and technically-advanced “badass” products capable of withstanding harsh conditions without sacrificing comfort. Our consumers’ needs and aspirations fuel our product innovation engine. We believe 5.11 is more than a logo to our consumers; it is a badge to be worn with pride that inspires confidence and reflects their identities. We are leveraging this foundation to expand our product expertise to a significantly larger market of underserved lifestyle-oriented consumers who identify with our brand positioning and share our ABR mindset.

Our global brand is championed by a growing community of deeply passionate and loyal consumers who share an authentic connection to 5.11. Our community was initially built by professional consumers (“Prosumers”), such as military personnel, law enforcement, first responders, and frontline workers, who personify the authenticity of our brand. These Prosumers require unwavering durability and reliability, but also value the design and comfort of our products, providing the versatility to wear our products both on and off duty. Over time, we have expanded our reach into functionally focused recreationalists (“Everyday Consumers”), who, we believe, are inspired by our Prosumers to live a life bigger than themselves and share our ABR mindset. These Everyday Consumers purchase our products for everyday casual use as they engage in a range of activities from fitness and training, to outdoor experiences such as hunting, hiking and overlanding. They look for daily wear that aligns with their comfort and style needs, while still enhancing performance and safety. Since 2018, we added approximately 1.4 million new consumers to our owned retail and eCommerce channels and active direct-to-consumer channel (“DTC”) consumers reached 830,000 as of June 2021, representing a 42% compound annual growth rate (“CAGR”) since 2018, evidencing our growing and broad crossover appeal.

Product innovation is at the core of 5.11’s heritage and identity. Since our inception, we have continuously developed and introduced innovative apparel, footwear and gear that are highly functional, technically-advanced and expertly designed setting the industry standard in each product category. Our head-to-toe offering serves Prosumers and Everyday Consumers across a range of activities, including fitness and training, outdoor adventures, workwear, uniform integration, and everyday use, among others. Our in-house innovation team developed industry-leading technology and designs with a growing portfolio of over 45 U.S. patents, issued or pending. We continuously leverage our capabilities to bring the same performance and comfort that has earned the loyalty of our Prosumers to our Everyday Consumers and continue to diversify our product mix.

Innovative Product Portfolio Spanning Multiple Use Cases

Note: Net sales referred to in the image above are for fiscal year ended December 31, 2020.

Building 5.11 into a DTC Led Omnichannel Platform

We are an innovator of purpose-built technical apparel, footwear and gear since our inception. Our global omnichannel platform is comprised of a rapidly growing DTC channel, which includes our owned retail locations, proprietary website, and third-party marketplace partners like Amazon, and a recurring Wholesale Channel (“Wholesale”), which encompasses our Professional Wholesale, Consumer Wholesale, and International

business. Over the last ten years, we leveraged our heritage with Prosumers and invested in capabilities to create a global category-defining brand that also serves both Prosumers and Everyday Consumers on a direct basis. As we scale our DTC business, we leverage our brand authenticity to meet the needs of our consumers. Since 2015, we have expanded our DTC mix from 9% of net sales to 39% for 2020.

DTC Sales Mix Evolution

We have accelerated our DTC journey by prioritizing the following initiatives:

•

Amplifying the 5.11 Brand with Everyday Consumers: 5.11’s brand resonates with a broad base of passionate consumers who are driving rapid and sustained growth. We use our DTC channels to amplify the reach of our brand, derived from our high-performance, purpose-built products that our Prosumers rely on during their missions.

•

Investing in Foundational eCommerce Infrastructure. Our growth has been enabled by our continued investment in digital infrastructure capabilities, our enhanced consumer experience through increased customization and curation, and our growing global supply chain. Since 2017, we have invested over $35 million in capabilities to further our eCommerce infrastructure, including a scalable, enterprise resource planning (“ERP”) system and distribution center in Manteca, California that enable more cost effective and timely delivery for our eCommerce orders.

•

Accelerating our Capital Efficient Retail Growth Strategy. Since 2011, we have grown to 81 branded and owned retail locations across the U.S. as of June 30, 2021. Our locations provide an opportunity for 5.11 to showcase our diverse product assortment. Retail also provides an opportunity to further engage with consumers through our ABR mindset, with in-person, local community events and educational opportunities that elevate our experiential retail experience.

•

Developing Best-in-Class DTC Capabilities. Our approach is to provide the consumer a uniform experience with aligned policies, practices, and pricing across their physical and digital shopping experiences. Functionality, such as Buy Online, Ship From Store and Buy Online, Return to Store are currently in place, while Buy Online Pickup In Store (“BOPIS”) is in development. In 2020 post implementation of Buy Online Ship From Store, 29% of orders were fulfilled out of the company’s retail locations allowing for faster deliveries and more efficient use of inventory.

•

Building a Diverse and Multidisciplinary Team. Over the last several years, we built a diverse, multidisciplinary team to drive our DTC growth strategy, including bringing on a SVP of Omni-Channel and Global VP of Product, both with extensive DTC. Additionally, our Executive Chairman, Chief Financial Officer, Senior Vice President of Omni-Channel, Chief Marketing Officer, Vice President of Product and Vice President of People and Administration all have extensive public company, omnichannel retail experience.

Our Market Opportunity

Our market opportunity is both significant and supported by the demand of our innovative products providing an opportunity for future, profitable growth. As a category-defining brand, we believe our innovative products serving Prosumers and Everyday Consumers will continue to expand our addressable market.

U.S. Prosumer Opportunity. Our premium product offering addresses a large Prosumer base, including first responders, military personnel, on and off-duty public servants, non-active military and other functionally focused professionals such as contractors, utility workers, hospital professionals and others using 5.11 for professional applications. We estimate that the number of Prosumers in the U.S. is 52 million individuals as of 2020, and represents a $21 billion Prosumer total addressable market opportunity (“Prosumer U.S. TAM”).

U.S. Everyday Consumer Opportunity. Our products address a large Everyday Consumer base that lives a mission-ready lifestyle and engages in physically and mentally demanding activities ranging from fitness, hiking, hunting to overlanding. We estimate that the number of Everyday Consumers in the U.S. that purchase apparel, footwear and gear for these activities is 104 million individuals as of 2020, and represents a $23 billion Consumer total addressable market opportunity (“Consumer U.S. TAM”).

Total U.S. Opportunity. Across our Prosumers and Everyday Consumers, we believe we reach a total U.S. consumer base of 156 million individuals, or approximately two-thirds of the U.S. population over the age of 18, representing a $44 billion total addressable market opportunity (“Total U.S. TAM”) for 5.11. Today, we estimate a relatively low percentage of our addressable market is familiar with the 5.11 brand. We believe our relatively low awareness speaks to our sizable growth opportunity going forward.

International Opportunity. Internationally, we estimate our TAM to be significantly larger than our Total U.S. TAM. With 20% of our 2020 net sales derived overseas, we believe our proven ability to resonate with the global consumer positions 5.11 to capture significant share of this international market. Our ability to provide the same superior equipment already used by the best U.S. professionals is a key advantage we intend to leverage in our international expansion; allowing us to stay true to our professional heritage while providing an opportunity to expand to a broader consumer base living by the ABR mindset around the world.

Our Financial Performance

Our superior product offering and strong brand affinity has enabled us to deliver exceptional financial performance:

•

Net Sales. In 2020, we had a total net sales of $401 million up from $389 million in 2019 and $348 million in 2018. This represents a CAGR, through a global pandemic, of 7% since 2018. Prior to the pandemic, we had a net sales CAGR of 12% from 2017 to 2019.

•

DTC. Our DTC channel has grown from 22% of total net sales in 2018 to 39% of total net sales as of 2020. Our proprietary eCommerce channel has seen rapid growth, growing at a 52% CAGR since 2018, while we have also grown our number of retail locations to 81, at a 27% CAGR since 2018.

•

Profitability. In 2020, our net income was $10.3 million and our Adjusted EBITDA was $54.5 million, up from $4.1 million and $47.3 million in 2019, respectively. We have seen continued margin expansion driven by the accelerated and increased penetration of our DTC business combined with the continued growth of our Wholesale business. The strength of our omnichannel platform is evidenced by the success we are experiencing in our DTC and Wholesale channels, both of which are growing and profitable. In 2020, our gross margin and Adjusted EBITDA Margin were 50% and 14%, respectively. This represents a margin improvement of 420 bps for gross margin and 350 bps for Adjusted EBITDA since 2018.

For a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA and Adjusted EBITDA Margin useful and a discussion of the material risks and limitations of these measures, please see “—Summary Consolidated Financial Data.”

Our Competitive Strengths

Authentic Global Lifestyle Brand with Passionate Following

Since our inception, we have been a trusted brand by military, law enforcement, public safety, first responders and frontline workers and other service professionals around the world. No matter the mission or how demanding the environment, we make gear of choice for professionals both on and off duty. This loyalty and trust, proven over decades from when the FBI first adopted our 5.11 pants in 1992, is a powerful tool. This stamp of approval from the frontline public safety professional community creates a brand halo effect that propels our consumer business, allowing us to appeal to a broad range of consumers who embrace the outdoors, adventure, and appreciate our products’ superior technical performance. This level of sustained trust and passion for our products as demonstrated by professionals who act as unsolicited brand ambassadors and our strong net promoter score (“NPS”) of 76 for the first half of 2021 is a key competitive strength.

Deep Knowledge of Our Consumers Drives Our Product Development and Marketing

We believe much of our company and brand success is accredited to the loyalty of our consumers. We continuously strive to understand their evolving needs. Utilizing consumer insights through proprietary research, data, and analytics, we inform our product design and development teams to meet the demands and expectations of our loyal consumers. Having innovated closely with our Prosumers since 2003, we have a deep understanding and appreciation for the tactical issues they deal with daily. Seeing ourselves as problem-solvers first-and-foremost, we design products that provide solutions to the obstacles they encounter while on duty, enhancing the daily regimens of our professional end-users. Our consumers are passionate about their work and activities, and we match that passion as we continuously strive to build functional, durable, and comfortable products. Our reputation is a testament to the high-quality products we consistently deliver.

Not only is this insight helpful in product design and development, but also in our outbound marketing efforts, both domestically and internationally. We support and build our brand through a fully integrated, high-impact marketing strategy which includes innovative and exclusive content, digital and social media, dedicated weekly Podcast, community-outreach, television and movie product placement and integrations, sponsorships, and local store activations and events that foster consumer engagement. Our brand is personified by our 5.11 Brand Ambassadors and Influencers, a diverse group of men and women we call “Badassadors” with a broad reach from throughout the United States and select international markets, comprised of special ops military, law enforcement, first responders and fitness experts who embody our brand.

Purpose-Built, Innovation-Led and High-Quality Product Offering

5.11’s DNA is readiness. We built our company on addressing the needs of elite professionals around the world, outfitting them with the top-quality gear and equipment necessary to complete their missions. Built with purpose, we develop our products to address specific needs of professionals who put our products to test in the field and support product innovation.

Our process for development starts with the Prosumer. We engage with the end-user to get as much feedback as possible. We also engage industry and trade professionals to help find specific voids in the market worth targeting. We then aggregate all this data and insight internally, combining that information with how our own styles and products have performed over time. Product development meetings map out every step of the process, with ongoing assessments to continue iterating and improving our designs every step of the way. Our on-site prototyping lab leverages 3D digital prototyping technology, eliminating the need for physical samples and reducing both development times and costs. We only work with high-quality manufacturers and with our control of the material patents and intellectual property are able to dictate which manufacturer produces what products and where. We then put our product samples through rigorous quality control tests, internally and via third parties. If an in-development product fails to perform to our high standards we do not proceed.

The evolution of our original tactical pant is a key example of how we deliver durable apparel that is built to last and is embraced by our consumers by remaining true to our authentic brand heritage. Whether it is physical training, professional service or experiencing the outdoors, we developed head-to-toe assortment that serves our consumers across a range of use occasions. With a portfolio of over 36 U.S. and international issued patents, proprietary technologies and IP, we deliver a lineup that is unparalleled with a deep competitive advantage that is unrivaled and where most of our competitors have proven to be unsuccessful.

Integrated Omnichannel Distribution Strategy

The foundation of our business model is to continue to strengthen our ability serve the Prosumer and Everyday Consumer however they prefer to engage and purchase with us, while simultaneously reinforcing our brand’s association and authenticity. Rather than taking the traditional channel approach to the business which we believe limits our potential, we enter trade areas with a tailored DTC and wholesale strategy for that market. By approaching trade areas in this manner, we are able to share inventory between our stores and eCommerce, optimize speed and efficiency with logistics that truly meet our Prosumers’ and Everyday Consumers’ needs wherever they prefer to shop, rather than directing them into a particular channel. This principle of product accessibility and adopting to consumers’ shopping choices drives brand building and organic lead generation. Though each channel is able to function profitability on an individual basis, the value we derive from our channels working in concert is a competitive strength.

Our integrated channels include:

•

DTC. Our DTC channel is comprised of our website 511tactical.com, our growing network of retail stores, as well as our third-party marketplace partners. Our own website has grown significantly and drives a meaningful portion of our online sales. We also operate 81 U.S. company owned retail stores in 26 states, with plans to grow our footprint further. Both our online and company operated locations enable us to maintain direct relationships with consumers, elevate the brand experience and better understand shopping preferences and behavior. Through our DTC channel, we are able to serve both Prosumers and Everyday Consumers with our extensive product assortment of crossover appeal.

•

Wholesale. Our Wholesale channel is comprised of our Professional Wholesale, Consumer Wholesale and International business. Our Professional Wholesale channel specializes in demand creation for formal procurement through specification of 5.11 on government contracts around the world. These contracts are serviced by a global dealer network that also owns and maintains digital and physical storefronts. Our contract business services over 14,500 government agencies and departments, making the sheer scale of our Professional Wholesale a resilient and efficient business unit. Our Consumer Wholesale channel is comprised of dealers, outdoor specialty retailers, and military exchanges, serving predominantly Everyday Consumers. Our Everyday Consumers find our products at well-known big box sports and outdoor retailers, in addition to third party online only retailers who focus on similar apparel, footwear and gear categories. Shop-in-shop concepts at key retailers who also attract our consumer base gives consumers a tactile experience with our products. They are able to feel, try on, and compare our product offerings. Our International business includes retail locations and our International eCommerce sites. Our products are currently distributed in over 120 countries across the globe, but we have limited penetration in many of these countries and certain dealers only carry select styles. As such, we believe there is significant opportunity for continued international expansion and plan to expand in EMEA, Mexico, Australia, and Canada, and will leverage our third-party logistics facilities in Europe and China as well as our owned warehouse in Australia to drive this.

Scalable Infrastructure and High-Performance Team to Support Growth

Beginning in 2016, new ownership began implementing a variety of strategic and operational improvements, including hiring experienced senior executives, expanding our company owned retail stores, executing merchandising improvements, enhancing distribution and supply chain capabilities and implementing data-driven digital marketing campaigns. We invested over $70 million in capex over the prior five years to not only improve operating and fulfillment performance in our current growth phase, but also as a foundation to support continued future growth. Our current infrastructure allows us to fulfill our orders accurately and effectively across all channels, including making certain shipments direct from the source to bypass our distribution centers, while still providing buffer capacity capabilities to support future expansion.

Our 81 owned stores in 26 states provide meaningful opportunities to drive the interplay of online and in store sales. During 2020, we shipped 29% of our eCommerce orders from our store locations. This presents a meaningful fulfilment improvement opportunity as we continue to upgrade our internal planning system as well as expand our physical retail footprint.

Internationally, we established a network of over 3,200 dealers in over 120 countries who are an extension of our global sales infrastructure. Over time, we built a strong sales and logistics team comprised of industry veterans who are united by a passion for our mission and belief in our future potential.

At the core of our continued strong performance and growth initiatives are the 5.11 culture and team. As a founder-led company, we continue to leverage the innovative and team-oriented approach that brought us to this point. We believe our collaborative, ambitious, consumer-first culture is a key differentiator and a source of our success and global resonance.

Our Growth Strategies

We are in the early stages of our accelerated growth, and plan to pursue the following strategies to sustain our trajectory:

Increase Brand Awareness and Grow Our Passionate 5.11 Community

We have proven the profitability of our core product offerings and broad geographic relevance, while demonstrating clear brand authenticity and versatility. Though we are a brand and industry leader in the tactical and functional fitness communities, we still have substantial room to grow through continuing to broaden our brand awareness. 5.11 has a large, growing community of deeply loyal consumers who share an authentic connection to our brand. Our brand awareness is driven largely by our authentic association with public safety and the military, who rely on 5.11 gear for performance both on-duty and off-duty. The success of our brand-building strategy is partially demonstrated by our approximately 1.9 million new DTC consumers added to 5.11 since 2014 and approximately 2.0 million social media followers as of June 2021, leaving a substantial opportunity for continued growth through increased awareness. To achieve this goal, we design and execute a variety of dynamic, high impact marketing strategies to engage existing consumers and reach new consumers, both domestically in the U.S. and internationally.

Our innovative brand and marketing strategy connects with the increasingly growing challenge-seeking and achievement-oriented consumers who are motivated to live a life bigger than themselves. These consumers share an emotional connection to 5.11. While our marketing competencies extend well beyond traditional and digital media, we are a leader in content development and influencer marketing. We have built a community with major brand ambassadors and brand partners, who currently have a combined following of over six million followers. Through our deep relationships, history of mutually beneficial partnerships, community, and social events such as our “ABR Academies,” as well as our recognized leadership position, we believe we have become a partner of choice for influencers worldwide, leading to a significant competitive advantage. These marketing efforts deliver authentic, aspirational experiences and exclusive content that drive loyalty and engagement. We pair this emotional brand marketing with sophisticated, data-driven performance marketing to further drive profitable customer acquisition, retention and high lifetime value. Through investment in these marketing strategies, we intend to drive passionate 5.11 connections within our community.

Continued Execution of Integrated Omnichannel Platform to Drive Disciplined Growth

We believe we have built a solid omnichannel distribution strategy, comprised of a rapidly growing DTC channel, which includes our owned retail locations, proprietary website, and third-party marketplace partners like Amazon, and a recurring Wholesale channel, which encompasses our Professional Wholesale, Consumer Wholesale, and International business. Rather than taking the traditional channel approach to the business which we believe limits our potential, we enter trade areas with a tailored DTC and wholesale strategy for that market. To best serve our consumers’ needs and to profitably accelerate growth, we continue to make investments in our omnichannel distribution strategy. To increase connectivity and reach a larger quantum of consumers, we are accelerating digital growth through the utilization of data analytics, targeted digital tactics and integrated marketing campaigns. In parallel, we continue to improve our website functionality as measured through strong site traffic, conversion and average order value.

Our digital growth is complemented by the potential to expand our retail footprint. Currently, we have 81 physical stores, but we believe we have a domestic whitespace opportunity of up to 400 stores. Our stores are profitable with strong unit economics, generating a 28.9% 4-Wall EBITDA Margin in the first half of 2021. We target an average payback period of 18 months on our initial investment. Ultimately, the expansion of both channels presents an accessible near-term opportunity to accelerate growth and better serve evolving consumer preferences. For more information on 4-Wall EBITDA and 4-Wall EBITDA Margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Execution of our DTC Strategy—Store Expansion and Economics.”

Leverage Innovation Capabilities to Continue Developing New Products

At our core, we are innovators that pride ourselves on making purpose-built technical apparel, footwear and gear for all of life’s most demanding missions. Throughout our history, we developed a diverse product portfolio that has helped grow our brand to be an industry leader in both our Wholesale and DTC businesses. Through our product innovation, we developed brand affinity, built on the foundation of our strong professional business. By serving our Prosumer, we increased demand in our Everyday Consumer segment, creating a large whitespace for growth. Moving forward, we are looking to grow share of our consumers’ wardrobe, by expanding from uniform to everyday and weekend wear. In order to accelerate growth and meet consumer preferences, we plan to continue our consumer product innovation and expand our lifestyle product offering and other ancillary categories. We built a foundation of infrastructure and processes that allow us to have shorter lead time on product and design. We will continue to refine this in order to accelerate growth and take market share in our consumer business through an expanded product portfolio.

We believe that continued product innovation for our Prosumers drives brand loyalty with our Everyday Consumers. Our efforts to tailor products for our Prosumers drives innovation and credibility, which in turn yields superior functionality and appeal to our Everyday Consumers. As we continue to scale, our broader consumer base allows us to reinvest resources back into our technical and functional expertise, further driving continued innovation for our professional consumers.

Disciplined International Expansion

In addition to our domestic whitespace, we believe there is opportunity to expand internationally as international only represented 20% of net sales in 2020. We believe Prosumers and Everyday Consumers overseas want more of our apparel, footwear and gear. We believe Prosumers internationally view U.S. first responders, military and public servants as being among the best in the world, and want the same apparel, footwear and gear that they use both on and off duty. We regularly receive inbound interest from Prosumers and Everyday Consumers in international markets asking for greater access to our products.

We plan to leverage our proven playbook to invest in current regions and expand in new geographies by starting with our Professional Wholesale channel to build credibility and establish a profitable recurring revenue stream then diversify into Consumer Wholesale, whereby in 2021, we refreshed our DTC eCommerce websites in Sweden and Australia on the same platform as our domestic DTC eCommerce website. While our products are currently distributed in over 120 countries across the globe, with one store in Hamburg, Germany and one in Australia, we have limited distribution, penetration and assortment in most of these markets. As such, we believe there is significant opportunity for continued international expansion and plan to expand in EMEA, Mexico, Asia, Australia, and Canada, and will leverage our third-party logistics facilities in Europe and China as well as our owned warehouse in Australia to drive this. We see additional opportunities to further expand internationally and plan to methodically continue the expansion of our business.

Continue to Drive Operational Excellence

We have a track record of operational excellence and efficiency, evident in our strong financial performance over time. In building our business, we invested significant capital and resources to support healthy, long-term growth. Our infrastructure investments have specifically focused on sustaining product quality, improving margins and reducing inventory lead times as we continue to scale. As we grow, we plan to continue expanding our fulfillment capacity and efficiency; with our retail locations providing a hub and spoke distribution network to reduce delivery costs and provide faster delivery times to our consumers. We do not own or operate any of our manufacturing facilities and work with a select group of high-quality suppliers. Our expanding future scale should only increase our negotiating leverage and purchasing power with suppliers, further helping us maintain our operational and supply chain excellence. We continue to seek out additional and alternative suppliers to mitigate risk and allow room for capacity and growth.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus Summary. Some of these risks include:

Risks Related to Our Business

•	If we fail to manage our growth effectively, our business, financial condition and results of operations may be adversely affected.

•	Our success depends on our ability to maintain the value and reputation of our brand.

•

If we fail to attract new customers, retain existing customers, or fail to maintain or increase sales to those customers, our business, financial condition, results of operations and growth prospects will be harmed.

•

If we fail to continue to innovate and provide consumers with new, innovative and updated products and design features that meet their expectations, we may not be able to generate sufficient consumer interest in our apparel, footwear and gear to maintain or increase our sales and profitability.

•	If our marketing efforts are not successful, our business, financial condition and results of operations could be harmed.

•	The market for apparel, footwear and gear is highly competitive.

•	We plan to invest in international markets, which will expose us to new and significant risks.

•	We face risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our operations.

•	If we are unable to accurately forecast customer demand, manage our inventory and plan for future expenses, our results of operations could be adversely affected.

•	Fluctuations in the cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

•

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

•	Our growth strategy involves expansion of our DTC channel, including retail stores and eCommerce, which may present risks and challenges that we have not yet experienced.

•	Because our business is highly concentrated on apparel, footwear and gear, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.

Risks Related to Information Technology, Intellectual Property and Data Security and Privacy

•

System interruptions that impair customer access to our website or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business, financial condition and results of operations.

•	We must continue to expand and scale our information technology systems, and our failure to do so could adversely affect our business, financial condition and results of operations.

•	Data security breaches and other cyber security events could negatively affect our reputation, credibility and business.

•

Failure to comply with federal, state or foreign laws and regulations or our contractual obligations relating to privacy, data protection and customer protection, or the expansion of current or the enactment of new laws and regulations relating to privacy, data protection and customer protection, could adversely affect our business and our financial condition.

•

Competitors have and will likely continue to attempt to imitate our products and technology and divert sales. If we are unable to protect or preserve our intellectual property rights, brand image and proprietary rights, our business may be harmed.

Risks Related to Other Legal, Regulatory and Tax Matters

•	Any failure to comply with trade, anti-corruption and other regulations could lead to investigations or actions by government regulators and negative publicity.

•	We are subject to local laws and regulations in the U.S. and abroad.

•

We have government clients, which potentially subject us to risks including early termination, audits, investigations, sanctions, or penalties and risks related to the public funding of and public sentiment around law enforcement agencies.

Risks Related to the Ownership of Our Common Stock and this Offering

•

We will be a “controlled company” within the meaning of the Listing Rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock and will continue to have substantial control over us after the offering.

•

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

Corporate Information

5.11 ABR Corp., the registrant of this offering, is the holding company of our operating Subsidiary, 5.11, Inc. 5.11 ABR Corp. was incorporated in Delaware on July 27, 2016 by Compass. Compass purchased a controlling interest in us on August 1, 2016.

In May 2006, Compass completed an initial public offering, or IPO, after which its common stock has been listed on the NYSE under the symbol “CODI.” As of June 30, 2021, Compass beneficially owned approximately 97.7% of our outstanding common stock. Our principal executive offices are located at 1360 Reynolds Ave, Suite 101, Irvine, CA 92614 and our telephone number is (866) 451-1726. Our website address is www.511tactical.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

Following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website, press releases, public conference calls, and public webcasts. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Trademarks

5.11, 5.11 Tactical® and other registered or common law trade names, trademarks, or service marks of 5.11 appearing in this prospectus are the property of 5.11. This prospectus may contain additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.

Emerging growth companies can also take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period; however, while we are majority owned we may be required to comply with new or revised financial accounting standards when the majority shareholder makes such adoptions until the majority shareholder’s ownership of the company falls below 50%. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.

THE OFFERING

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Underwriters’ option to purchase additional shares from us	shares.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of Proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $        million (or approximately $        million if the underwriters’ option to purchase additional shares in this offering is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We will not receive any of the proceeds from the sale of common stock in this offering by the selling stockholders. We currently intend to use the net proceeds from this offering to repay all of the indebtedness under the credit and loan facility with Compass entered into in August 2016, as amended (the “Credit Agreement”), to increase our capitalization and financial flexibility, and for general corporate purposes. Our management will have broad discretion over the use of the net proceeds from this offering. See “Use of Proceeds” on page 68 of this prospectus for a complete description of the intended use of proceeds from this offering.

Controlled Company

Upon the completion of this offering, we will be a “controlled company” within the meaning of the Listing Rules. In addition, we will enter into an amended and restated stockholders’ agreement that will provide Compass with the right to nominate a specified number of our directors and certain consent rights, in each case subject to certain ownership thresholds. See “See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” for additional information.

Risk Factors

See the section titled “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.

Proposed Nasdaq Global Market trading symbol	“VXI”.

Dividend Policy

Except for a one-time dividend payment to our existing stockholders prior to the completion of this offering, we currently do not intend to declare any dividends on our common stock in the foreseeable future. See the section titled “Dividend Policy” for additional information.

The number of shares of our common stock to be outstanding after this offering is based upon              shares of our common stock as of June 30, 2021, and does not include:

•	shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2021, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2021, with a weighted-average exercise price of $ per share; and

•

             shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, which will become effective in connection with the completion of this offering (which number includes the equity awards to be granted pursuant to the 2021 Plan that will become effective in connection with this offering).

In addition, on the date immediately prior to the date of this prospectus, any remaining shares of common stock available for issuance under our Amended 2016 Equity Incentive Plan (“2016 Plan”) will be added to the shares of our common stock reserved for issuance under our 2021 Plan, and we will cease granting awards under the 2016 Plan. Our 2021 Plan provides for automatic annual increases in the number of shares reserved thereunder, which are not reflected in the numbers above. See the section titled “Executive and Director Compensation—Executive Compensation Arrangements” for additional information.

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•	a -for- stock split of our common stock effected on , 2021;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately after effectiveness of this registration statement of which this prospectus is a part and prior to the completion of this offering;

•	no exercise of outstanding stock options or vesting referred to above after June 30, 2021; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. We derived our summary statements of operations data for the years ended December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. We derived our summary statements of operations data for the six months ended June 30, 2020 and 2021 and the summary balance sheet data as of June 30, 2021 from our unaudited financial statements included elsewhere in this prospectus. In our opinion, the unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such interim financial statements. Our historical results are not necessarily indicative of the results to be expected in the future and our interim results are not necessarily indicative of the results that may be expected for the full fiscal year or any other future period. You should read the following consolidated summary financial data in conjunction with the sections titled “Prospectus Summary” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, the accompanying notes and other financial information included elsewhere in this prospectus.

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
	(in thousands, except share and per share data)
Statements of Operations Data:
Net sales	$401,106	$388,645	$208,410	$183,415
Cost of goods sold	$198,861	$197,051	$98,475	$91,838

Gross profit	202,245	191,594	109,935	91,577
Operating expenses:
Selling, general and administrative	150,750	147,060	81,691	72,031
Depreciation and amortization	21,085	21,125	10,701	10,437
Total operating expenses	171,835	168,185	92,392	82,468

Net (loss) income from operations	30,410	23,409	17,543	9,109
Interest Expense, net	14,502	17,952	6,003	7,575
Other Expense, Net	1,743	878	199	990

Net income before income tax provision	14,165	4,579	11,341	544
Provision for income taxes	3,847	481	2,832	463

Net income	$10,318	$4,098	$8,509	$81

Basic earnings per share(1)	$0.22	$0.09	$0.18	$0.00

Diluted earnings per share(1)	$0.21	$0.09	$0.17	$0.00

Weighted-average shares outstanding—basic(1)	46,471,349	46,524,011	46,448,799	48,485,099

Weighted-average shares outstanding—diluted(1)	48,721,159	47,859,980	45,159,109	48,515,510

Pro forma basic earnings per share(1)

Pro forma diluted earnings per share(1)

Pro forma weighted-average shares outstanding, basic(1)

Pro forma weighted-average shares outstanding, diluted(1)

(1)

See Note 9 to our audited consolidated financial statements and unaudited interim financial statements, each included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted earnings per share and the weighted-average number of shares used in the computation of the per share amounts.

	As of June 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,304	$	$
Total assets	497,021
Total liabilities	263,599
Total stockholders’ equity	233,422

(1)

The pro forma column reflects the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws and the issuance of a one-time dividend payment to our existing stockholders prior to the completion of this offering.

(2)

The pro forma as adjusted column reflects the items described in footnote (1); the sale and issuance by us of shares of our common stock offered in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and the application of such proceeds to repay all of the outstanding indebtedness under our Credit Agreement concurrently with the close of this offering. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, each of the amount of cash and cash equivalents, total assets and total stockholders’ equity by $        million, assuming that the number of shares offered, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, each of the amount of cash and cash equivalents, total assets and total stockholders’ equity by approximately $        million, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net income, as adjusted to exclude interest expense, net; income tax (benefit) expense; depreciation and amortization, net; (gain) loss on disposals of property and equipment; other (income), net (which includes management fees paid to CODI, a related party); stock-based compensation expense; and non-ordinary course business expenses, such as senior leadership severance, non-recurring inventory provision adjustments, non-recurring accounts receivable provision adjustments, and certain IPO costs. We define Adjusted EBITDA Margin as Adjusted EBITDA as a percent of Net Sales. We define Net Sales as total sales for the period adjusted for discounts, returns and exchanges.

Management believes that excluding certain non-cash items and items that may vary substantially in frequency and magnitude period-to-period from net income provides useful supplemental measures that assist in evaluating our ability to generate earnings, provide consistency and comparability with our past financial performance and facilitate period-to-period comparisons of our core operating results as well as the results of our peer companies.

There are several limitations related to the use of Adjusted EBITDA and Adjusted EBITDA Margin as analytical tools, including:

•	other companies may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently, which reduces their usefulness as a comparative measure;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect other income (loss), net;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any gain or loss on disposal of assets;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our tax provision, which reduces cash available to us;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any interest expense, which reduces cash available to us;

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect recurring, non-cash expenses of depreciation and amortization of property and equipment and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the impact of stock-based compensation expense;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect interest expense;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect transaction costs; and

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect non-ordinary course business expenses, such as severance, non-recurring inventory provision adjustments, non-recurring accounts receivable provision adjustments, and certain IPO costs.

The following table reflects a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure prepared in accordance with U.S. GAAP:

	Years Ended December 31,			Six Months Ended June 30,
	2020	2019	2018	2021	2020
			(dollars in thousands)
Net income	$10,318	$4,098	$(12,079)	$8,509	$81
Add (deduct):
Other income (loss), net	1,553	1,061	1,289	359	1,008
Gain/loss on disposal	724	(0.6)	(194)	(213)	680
Provision for income taxes	3,847	481	(2,180)	2,832	463
Depreciation and amortization expense(1)	21,085	21,131	21,477	10,701	10,437
Stock-based compensation expense	2,489	2,361	2,183	1,287	1,155
Interest Expense	14,502	17,952	17,921	6,003	7,575
Transaction costs	—	—	0	—	—
Expenses related to non-ordinary course business expenses(2)	—	244	6,693	—	—

Adjusted EBITDA	$54,517	$47,327	$35,110	$29,478	$21,400

Adjusted EBITDA Margin	14%	12%	10%	14%	12%

(1)	Excludes amortization of debt issuance costs included in “Other income (loss), net.” Includes depreciation included in “Cost of goods sold”.
(2)	Represents non-ordinary severance, non-recurring inventory provision adjustments, non-recurring accounts receivable provision adjustments, and certain IPO costs.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, financial condition, results of operations and future prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

If we fail to manage our growth effectively, our business, financial condition and results of operations may be adversely affected.

We have expanded our operations rapidly since our founding in 2003. To manage our growth effectively, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people, information systems and distribution capabilities, and expand, train and manage our employee base. We have rapidly increased employee headcount since our inception to support the growth in our business. To support our continued growth, we must effectively integrate, develop and motivate a large number of new employees. We face significant competition for personnel, both at our distribution center in Northern California as well as in Southern California, where our headquarters is located. To attract top talent, we may need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. In addition, we could be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes and technology and to obtain more space for our expanding workforce. Additionally, the growth of our business places significant demands on our existing management and other employees. Failure to manage our employee base and hiring needs effectively, including successfully integrating our new hires, may adversely affect our business, financial condition and results of operations.

In addition, we are required to manage relationships with a growing number of customers, suppliers, manufacturers, distributors and other third parties. If we are unable to expand supply, manufacturing and distribution capabilities when required, or our information technology systems and our other processes are inadequate to support the future growth of these relationships, we could experience delays in customer service and order response and shipping times, which would adversely impact our reputation and brand. If we are unable to manage the growth of our organization effectively, our business, financial condition and results of operations may be adversely affected.

Our recent rapid growth may not be sustainable or indicative of future growth, and we expect our growth rate to ultimately slow over time.

We have experienced significant and rapid growth. Net sales increased from $389 million in 2019 to $401 million in 2020. For the six months ended June 30, 2020 and 2021, we had net sales of $183 million and $208 million, respectively. Our historical rate of growth may not be sustainable or indicative of our future rate of growth, and in future periods, our net sales could grow more slowly than we expect or decline. We believe that continued growth in net sales, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this “Risk Factors” section. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Any of these factors could cause our net sales growth to slow or decline and may adversely affect our margins and profitability. Even if our net sales continue to increase, we expect that our growth rate may slow for a number of other reasons, including if there is a slowdown in the growth of demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market or if we cannot capitalize on growth opportunities. Failure to continue to grow our net sales or improve or maintain margins would adversely affect our business, financial condition and results of operations. You should not rely on our historical rate of growth as an indication of our future performance.

We may not maintain profitability in the future.

As our expenses increase we could have operating losses in the future. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in developing new products, hire additional personnel, expand our operating infrastructure and expand into new geographies. Further, as a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our net sales to offset our increased operating expenses. Our net sales growth may slow for a number of other reasons, including if we experience reduced demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market or if we cannot capitalize on growth opportunities. If our net sales do not grow at a greater rate than our operating expenses, we will not be able to maintain our current level of profitability.

Our success depends on our ability to maintain the value and reputation of our brand.

The 5.11 brand is integral to our business strategy and our ability to attract and engage customers. Maintaining, promoting and positioning our brand will depend largely on the success of our marketing and branding efforts and our ability to provide a consistent, high-quality product and customer experience. In addition, as our brand becomes more widely known globally, we anticipate an increase in counterfeit and knockoffs in the market, which will require us to increase spending on our brand protection efforts.

Our brand may suffer if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity about us, including our products, technology, customer service, personnel, marketing efforts brand ambassadors or suppliers. Our professional customers include first-responders, uniformed public servants, military, law enforcement and public safety personnel. Many of our customers use firearms for professional or recreational purposes, which could create negative publicity. Even isolated incidents involving our company, suppliers, agents or third-parties, or the products we sell, could erode the trust and confidence of our customers and damage the strength of our brand, especially if such incidents result in adverse publicity, governmental investigations, product recalls or litigation.

In addition, the importance of our brand may increase to the extent we experience increased competition, which could require additional expenditures on our brand promotion activities. Maintaining and enhancing our brand image also may require us to make additional investments in areas such as merchandising, marketing and online operations. These investments may be substantial and may not ultimately be successful. Moreover, if we are unsuccessful in protecting our intellectual property rights in our brand, the value of our brand may be harmed. Any harm to our brand and reputation could adversely affect our ability to attract and engage customers and negatively impact our business, financial condition and results of operations.

Our business depends on our ability to maintain a strong community of engaged customers, including through the use of social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to engage brand ambassadors or otherwise fail to meet our customers’ expectations.

We use third-party social media platforms to raise awareness of our brand and engage with our community. As existing social media platforms evolve and new platforms develop, we and our brand ambassadors must continue to maintain a presence on these platforms and establish presences on emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers and our financial condition may suffer. Furthermore, as laws and regulations governing the use of these platforms evolve, any failure by us, our brand ambassadors, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and adversely affect our business, financial condition and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission has sought enforcement action where an endorsement has failed to disclose a financial relationship or material connection clearly and conspicuously between an influencer and an advertiser.

We also do not prescribe what our brand ambassadors post, and our brand ambassadors could engage in behavior or use their platforms in a manner that reflects poorly on our brand or is in violation of applicable regulations or platform terms of service, and may be attributed to us. Negative commentary regarding us, our products or brand ambassadors and other third parties who are affiliated with us, whether accurate or not, may be posted on social media platforms at any time and may adversely affect our reputation, brand and business. The harm may be immediate, without affording us an opportunity for redress or correction and could have an adverse effect on our business, financial condition and results of operations.

In addition, customer complaints or negative publicity related to our website, products, product delivery times, customer data handling, marketing efforts, security practices or customer support, especially on blogs and social media websites, could diminish customer loyalty and community engagement.

If we fail to attract new customers, retain existing customers, or fail to maintain or increase sales to those customers, our business, financial condition, results of operations and growth prospects will be harmed.

Our success depends in large part upon widespread adoption of our products by consumers and professionals. In order to attract new customers and continue to expand our customer base, we must appeal to and attract consumers and professionals who identify with our products. If the number of consumers and professionals who are willing to purchase our products does not continue to increase, if we fail to deliver a high-quality shopping experience or eCommerce experience, or if our current or potential future customers are not convinced that our products are superior to alternatives, then our ability to retain existing customers, acquire new customers and grow our business may be harmed. We have made significant investments in enhancing our brand and attracting new customers, and we expect to continue to make significant investments to promote our products. Such campaigns can be expensive and may not result in new customers or increased sales of our products. Further, as our brand becomes more widely known, we may not attract new customers or increase our net sales at the same rates as we have in the past. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net sales may decrease, and our business, financial condition and operating results may be materially adversely affected.

In addition, our future success depends in part on our ability to increase sales to our existing customers over time, as a significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the products we offer. If existing customers no longer find our products appealing, are not satisfied with our customer service, including shipping times, or if we are unable to timely update our products to meet current trends and customer demands, our existing customers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.

If we are unable to continue to attract new customers or our existing customers decrease their spending on the products we offer or fail to make repeat purchases of our products, our business, financial condition, results of operations and growth prospects will be harmed.

If we fail to continue to innovate and provide consumers with new, innovative and updated products and design features that meet their expectations, we may not be able to generate sufficient consumer interest in our apparel, footwear and gear to maintain or increase our sales and profitability.

We must continue to invest in research and development in connection with the innovation and design of our products in order to attract and retain consumers. If we are unable to anticipate consumer preferences or industry changes, or if we are unable to modify our products on a timely basis, we may lose customers or become subject to greater pricing pressures. Even if we are successful in anticipating customer needs and preferences, our ability to adequately address those needs and preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products and designs and maintain our distinctive brand identity as we expand the range of products we offer. Our operating results would also suffer if our innovations do not respond to the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market. Any failure on our part to innovate and design new products or modify existing products will hurt our brand image and could result in a decrease in our net sales and an increase in our inventory levels. In addition, we may not be able to generate sufficient consumer interest in our apparel, footwear and gear to remain competitive. Any of these factors could harm our business, financial condition and results of operations.

Our ability to attract customers to our stores depends heavily on successfully locating our stores in suitable locations and any impairment of a store location, including any decrease in customer traffic, could cause our sales to be less than expected.

Our approach to identifying destination locations for our retail stores typically favors population density, high visibility, and key demographic criteria. As a result, our stores are typically located near retailers or other locations that we believe are consistent with our customers’ lifestyle choices. Sales at these stores are derived, in part, from the volume of foot and automobile traffic in these locations. Store locations may become unsuitable due to, and our sales volume and customer traffic generally may be harmed by, among other things:

•	economic downturns in a particular area;

•	competition from nearby retailers selling competing products;

•	changing consumer demographics in a particular market;

•	changing lifestyle choices of consumers in a particular market; and

•	the closing or decline in popularity of other businesses located near our store.

Changes in areas around our store locations that result in reductions in customer foot and automobile traffic or otherwise render the locations unsuitable could cause our sales to be less than expected.

If our marketing efforts are not successful, our business, financial condition and results of operations could be harmed.

We create differentiated brand marketing content and utilize performance marketing to drive consumers from awareness to consideration to conversion and promoting awareness of our brand and products is important to our ability to grow our business, drive consumer engagement and attract new customers. Our marketing strategy includes brand marketing campaigns across platforms, including email, digital, display, site, direct-mail, commercials, social media and brand ambassadors, as well as performance marketing efforts, including retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, personalized email and text messaging.

We have historically benefited from social media, customer referrals and word of mouth to advertise our brand. Social networks are important as a source of new customers and as a means by which to connect with existing customers, and such importance may be increasing. In addition, we are implementing grassroots marketing efforts such as local store and community events, and engaging with brand ambassadors to assist us by introducing our brand and culture to various communities. Our social media and grassroots efforts must be tailored to each market. This requires substantial efforts as we enter new markets, as well as ongoing attention and resources. We also seek to engage with our customers and build awareness of our brands through sponsoring unique events and experiences. If our marketing efforts and messaging are not appropriately tailored to and accepted by the consumer and professional community, we may fail to attract customers and our brand and reputation may be harmed. In addition, our marketing initiatives may become increasingly expensive as competition increases and generating a meaningful return on those initiatives may be difficult. Our future growth and profitability and the success of our brand will depend in part upon the effectiveness and efficiency of these marketing efforts.

We receive a significant number of visits to our website via social media or other channels used by our existing and prospective consumers. As eCommerce and social media continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. In addition, we currently receive a significant number of visits to our website via search engine results. Search engines frequently change the algorithms that determine the ranking and display of results of a user’s search, which could reduce the number of visits to our website, in turn reducing new customer acquisition and adversely affecting our results of operations. If we are unable to cost-effectively drive traffic to our websites, our ability to acquire new customers and our financial condition would suffer. Email marketing efforts are also important to our marketing efforts. If we are unable to successfully deliver emails to our customers or if customers do not engage with our emails, whether out of choice, because those emails are marked as low priority or spam or for other reasons, our business could be adversely affected. Our marketing initiatives may become increasingly expensive and generating a meaningful return on those initiatives may be difficult or unpredictable. Even if we successfully increase net sales as a result of our marketing efforts, it may not offset the additional marketing expenses we incur.

The market for apparel, footwear and gear is highly competitive.

We compete in the apparel, footwear and gear industry, principally on the basis of product quality, innovation, style, price and brand image, as well as customer experience and service. The industry is highly competitive and includes established companies as well as new entrants. We compete against Prosumer brands that tend to specialize in a specific product category or produce products at a large scale such as Propper, Bates and Fechheimer Brothers, and Everyday Consumer brands such as Under Armour, Salomon, Arc’teryx, The North Face, Patagonia, Kuhl, Nike, Timberland, Camelbak, YETI and Carhartt. We also compete with specialty retailers such as REI and Dick’s Sporting Goods. In addition, we may face future competition from large, diversified apparel companies with brand recognition and well-established sales, manufacturing and distribution infrastructure that choose to expand into the production and marketing of apparel, footwear and gear. In the professional market, we are one of the largest global head-to-toe apparel, footwear and gear supplier, however there are companies and brands that have been around longer than we have.

Our competitors may be able to achieve and maintain market share more quickly and effectively than we can, and they may have substantially greater financial and other resources than we do. Similarly, if customers perceive the products offered by our competitors to be of higher quality than ours, or our competitors offer similar products at lower prices, our sales may decline, which would adversely affect our results of operations.

Many of our potential competitors promote their brands primarily through other forms of advertising, such as digital advertising and television commercials and have substantial resources to devote to such efforts. Our competitors may also use forms of advertising more quickly in new markets than we can. While we believe that our DTC business model offers us competitive advantages, our competitors may be able to increase their sales in new and existing markets faster than we do by their emphasis on different distribution channels, such as wholesale and an extensive franchise network of retail stores, and many of our competitors have substantial resources to devote toward increasing sales in such ways. Competition may result in pricing pressures, reduced profit margins or lost market share or a failure to grow our market share, any of which could substantially harm our business, financial condition and results of operations.

If we are unable to attract, integrate and retain new team members, including eCommerce, store, district and regional managers, we may not be able to grow or successfully operate our business.

Our success has largely been the result of significant contributions by our employees, including members of our current senior management and product design teams. However, to be successful in continuing to grow our business, we will need to continue to attract, integrate, retain and motivate highly talented employees with a range of skills and experience, especially in eCommerce and at the store, district and regional management levels. Competition for employees in our industry is intense, especially in Southern California, where our headquarters is located, and we have from time-to-time experienced difficulty in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. These problems could be exacerbated as we embark on our strategy of opening a significant number of new stores in the United States and elsewhere over the next few years. If we are unable to attract, integrate and retain additional employees with the necessary skills , we may not be able to grow or successfully operate our business.

If we cannot maintain our culture as we grow, we could lose the innovation, teamwork and passion that we believe contribute to our success and our business may be harmed.

We believe that a critical component of our success has been our corporate culture. We have invested substantial time and resources in building our culture, which is rooted in passion, purpose and innovation. As we continue to grow, including geographically expanding our presence outside of our headquarters in Irvine, California and the United States, and developing the infrastructure associated with being a public company, we will need to maintain our culture among a larger number of employees, dispersed across various countries and geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

We plan to invest in international markets, which will expose us to new and significant risks.

Our future growth depends in part on our continued expansion efforts outside of the United States. Our current operations and customer base are largely located in the United States and several other countries, including, Mexico, Germany, Canada and Australia, with shipping capabilities to multiple additional countries. In connection with our continued expansion efforts outside of the United States, we may encounter novel obstacles, including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business and technical developments and foreign customers’ tastes and preferences.

We may also encounter difficulty further expanding into new markets because of limited brand recognition in those markets, leading to delayed acceptance of our products by customers there. In particular, we have no assurance that our marketing efforts will prove successful in new markets. The further expansion into new markets may also present competitive, merchandising, forecasting and distribution challenges that are different from or more severe than those we currently face. There are also other risks and costs inherent in doing business in international markets, including:

•	the need to adapt and localize products for specific countries to account for, among other things, different cultural tastes, size and fit preferences or regulatory requirements;

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difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;

•	increased shipping times to and from international markets;

•	the need to vary pricing and margins to effectively compete in international markets;

•	increased competition from local providers of similar products;

•	the ability to acquire, protect and enforce intellectual property rights abroad;

•	the need to offer customer support in various languages;

•	difficulties in understanding and complying with local laws, regulations and customs in other jurisdictions;

•	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and the U.K. Bribery Act 2010, or U.K. Bribery Act, by us, our employees and our business partners;

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complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to apparel, footwear and gear, customer advertising protection, customer product safety and data privacy frameworks, such as the EU General Data Protection Regulation 2016/679, or GDPR;

•	varying business practices and customs related to the sale of apparel, footwear and gear;

•	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;

•	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;

•	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and

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political or social unrest or economic instability in a specific country or region in which we operate, including, for example, the effects of “Brexit,” which could have an adverse impact on our operations in that location.

Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition and results of operations.

Shipping is a critical part of our business and any changes in, or disruptions to, our shipping arrangements could adversely affect our business, financial condition and results of operations.

We currently rely in part on third-party global providers to deliver the products we offer on our website. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to customers located in the United States or internationally, it could negatively impact our results of operations and our customers’ experience. For example, changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by factors beyond our and these providers’ control, including pandemics, weather, fire, flood, power loss, earthquakes, acts of war or terrorism or other events specifically impacting other shipping partners, such as labor disputes, financial difficulties, system failures and other disruptions to the operations of the shipping companies on which we rely. We have in the past experienced, and may in the future experience, shipping delays for reasons outside of our control. We are also subject to risks of damage or loss during delivery by our global shipping vendors. If the products ordered by our customers are not delivered in a timely fashion, including to international customers, or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition and results of operations.

We face risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our operations.

Our business has been and could continue to be adversely impacted by the effects of a widespread outbreak of contagious disease, including the recent COVID-19 pandemic. Any widespread outbreak of contagious diseases, or other adverse public health developments, has in the past caused and in the future could cause disruption to, among other things, our contract manufacturers located in the United States and elsewhere around the world, which has in the past caused and in the future could cause delays in our supply chain and product shipments and delays in project completion, as well as reductions in customer support trainings and monitoring of our contract manufacturers, which could adversely affect our business, operations and customer relationships.

Since 2020, we have experienced supply chain disruptions that have caused delays in product deliveries due to health-related restrictions, including shelter-in-place orders, high worker absenteeism, and labor shortages, as well as other stresses on apparel infrastructure (including container shortages, port congestion, and overland trucking delays due to either geographic lockdowns or labor shortages). In each case, as a consequence of the COVID-19 pandemic, these dynamics have contributed to increased shipping costs and increased lead times for delivery of our products. We expect these COVID-19-related supply chain challenges to continue through the 1st quarter of 2022 at the very least, and potentially longer. Global travel restrictions have also hindered our ability to conduct in-person inspections of our contract manufacturers to ensure compliance with approved vendor standards. However, we have been able to either do virtual and recorded inspections with factory employees on site, or contracted with local 3rd party inspection agencies to conduct our inspections, in order to minimize the risk and maintain low levels of production defects. We will continue with this approach into the future, as long as travel restrictions remain.

The macroeconomic effects of the COVID-19 pandemic and the resulting economic downturn may also have the effect of heightening other risks described in this “Risk Factors” section, including those regarding the ability of our customers to raise capital, customer demand and our dependence on timely performance of our manufacturing partners.

The duration and intensity of the impact of the COVID-19 pandemic and resulting disruption to our operations is uncertain, and continues to evolve as of the date of this registration statement. There are no quantifiable impacts of COVID-19 on financial results and COVID-19 could intensify all other risk factors mentioned in this section. Accordingly, management will continue to monitor the impact of the COVID-19 pandemic on our financial condition, cash flows, operations, contract manufacturers, industry, workforce and customer relationships.

If we experience problems with our distribution and warehouse management system, our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be harmed. We rely on our distribution system, which is comprised of our primary distribution center in Manteca, California, a distribution center in Australia, and warehouses in China and Sweden for all of our product distribution. Our distribution system includes computer-controlled and automated equipment and relies on a warehouse management system to manage supply chain fulfillment operations, which means its operations are complicated and may be subject to a number of risks related to cybersecurity, the proper operation of software and hardware, electronic or power interruptions or other system failures. In addition, because all of our products are distributed from our distribution centers, our operations could also be interrupted by labor difficulties, or by floods, fires or other natural disasters near our distribution centers. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could result from significant disruptions to our distribution system, such as the long-term loss of customers or an erosion of our brand image. Moreover, if we or our third-party logistics providers are unable to adequately staff our distribution centers to meet demand or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, hazard pay, international expansion or other factors, our results of operations could be harmed. In addition, operating distribution centers comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Our distribution capacity is also dependent on the timely performance of services by third parties, including the shipping of our products to and from our distribution centers. We may need to operate additional distribution centers in the future to keep pace with the growth of our business, and we cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we encounter problems with our distribution and warehouse management systems, our ability to meet customer expectations, manage inventory and fulfillment capacity, complete sales, fulfill orders in a timely manner and achieve objectives for operating efficiencies could be harmed, which could also harm our reputation and our relationship with our customers.

If we do not successfully optimize, operate and manage the expansion of the capacity of our distribution centers, our business, financial condition and results of operations could be harmed.

As our business continues to grow in the United States and internationally, we may need to add additional distribution center capacity and lease new warehouse space to serve as distribution centers. If we continue to add distribution and warehouse capabilities in the United States or internationally, add products categories with different fulfillment requirements or change the mix in products that we sell, our distribution network will become increasingly complex and operating it will become more challenging. The expansion of our distribution center capacity may put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our U.S. and international expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. In addition, we may be required to expand our capacity sooner than we anticipate. If we are unable to secure new facilities for the expansion of our distribution operations, recruit qualified personnel to support any such facilities or effectively control expansion-related expenses, our order fulfillment and shipping times may be delayed and our business, financial condition and results of operations could be adversely affected.

If we are unable to accurately forecast customer demand, manage our inventory and plan for future expenses, our results of operations could be adversely affected.

We base our current and future inventory needs and expense levels on our operating forecasts and estimates of future demand. To ensure adequate inventory supply, we must be able to forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers and manufacturers, based on our estimates of future demand for particular products. Failure to accurately forecast demand may result in inefficient inventory supply or increased costs. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory and may not be able to satisfy short-term demand increases. Accordingly, if we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and premium nature of our brand. Further, lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies, which could result in lower margins. Conversely, if we underestimate customer demand, our suppliers and manufacturers may not be able to deliver products to meet our requirements, and we may be subject to higher costs in order to secure the necessary production capacity or we may incur increased shipping costs. An inability to meet customer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships and have an adverse effect on our business, financial condition and results of operations.

Moreover, while we devote significant attention to forecasting efforts, the volume, timing, value and type of the orders we receive are inherently uncertain. In addition, we cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. Our business, as well as our ability to forecast demand, is also affected by general economic and business conditions in the United States and the degree of customer confidence in future economic conditions, and we anticipate that our ability to forecast demand due to these types of factors will be increasingly affected by conditions in international markets. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. Any failure to accurately predict net sales or gross margins could cause our operating results to be lower than expected, which could adversely affect our financial condition.

Merchandise returns could harm our business.

We allow our customers to return our products, subject to our return policy. We generally accept merchandise returns for full refund if returned within 30 days of the original purchase date and for exchange up to 30 days from the original purchase date. Our revenue is reported net of returns and discounts. We estimate our liability for product returns based on historical return trends and an evaluation of current economic and market conditions. We record the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of goods sold. The introduction of new products, changes in customer confidence or shopping habits or other competitive and general economic conditions could cause actual returns to exceed our estimates. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur. In addition, from time to time, our products may be damaged in transit, which can also increase return rates. Returned goods may also be damaged in transit as part of the return process which can impede our ability to resell returned goods. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in damaged products and an increase in product returns. If the rate of product returns increases significantly or if product return economics become less efficient, our business, financial condition and results of operations could be harmed.

Fluctuations in the cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

The fabrics used by our suppliers and manufacturers include synthetic fabrics whose raw materials include petroleum-based products. Our products also include natural fibers, including cotton. Significant price fluctuations or shortages in petroleum or other raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer.

In the past 6 months, raw materials that are key components of 5.11 products have experienced price increases due to COVID-driven shutdowns, logistics disruptions, or low supply of raw resources. Additionally, cotton prices have surged due to the XJ cotton ban by the US Administration, causing a near-term shortage in non-XJ cotton. Chief Value Cotton (CVC—cotton/poly blend), Cotton and Nylon yarns used in 5.11 apparel have experienced a significant price increase, resulting in an increase in cost of Finished Goods in our Apparel category. Similarly, the price increases in the metal & plastic components market has contributed to an increase in finished goods prices in our Hard Goods Category (e.g. flashlights, tools).

Our reliance on a limited number of third-party suppliers to provide materials for and produce our products could cause problems in our supply chain and subject us to additional risks.

We rely on third-party suppliers to manufacture our raw materials and products. Our products are manufactured by third parties and may be available, in the short-term, from a limited number of sources. We choose not to enter into long-term contracts with any of our suppliers or manufacturers for the production and supply of our raw materials and products, and typically transact business with our suppliers on an order-by-order basis. We also compete with other companies for raw materials and production.

We currently source the vast majority of the fabrics used in our products from just over 20 third-party suppliers in Taiwan, China & Vietnam, and we source the other raw materials used in our products, including items such as labels, elastics, buttons, clasps, and zippers, from a number of suppliers located predominantly in the Asia Pacific region. We work with a large number of manufacturing partners, most of which produce our products in facilities located in South East Asia, China, Africa and Central America, with the majority of our products currently being produced by our top 15 largest manufacturing suppliers in South East Asia. We are continuously working to diversify our sourcing and manufacturing capabilities.

We may experience a disruption in the supply of fabrics or raw materials from current sources, and we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significantly increased demand, or if we need to replace an existing supplier or manufacturer, we may be unable to locate additional supplies of fabrics or raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or to fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with its quality control, responsiveness and service, financial stability and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing or fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products, and quality control standards. Our supply of fabric or the manufacture of our products could be disrupted or delayed by the impact of global health pandemics, including the current COVID-19 coronavirus pandemic, and the related government and private sector responsive actions, such as border closures, restrictions on product shipments and travel restrictions. For example, certain of our manufacturers experienced delays and temporary shut-downs due to the COVID-19 pandemic. In order to manage the impact of these disruptions and meet our customers’ expectations, we increased our use of more expensive air freight during 2020, which increased our cost of goods sold. Any delays, interruption or increased costs in the supply of fabric or the manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net sales, increased cost of goods sold and lower income from operations, both in the short and long term.

Moreover, we have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net sales resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products, and our business and brand could be harmed.

The operations of many of our suppliers are subject to additional risks that are beyond our control and that could harm our business, financial condition and results of operations.

A substantial majority of our suppliers are located outside of the United States, and as a result, we are subject to risks associated with doing business abroad, including:

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the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;

•	political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

•	reduced protection for intellectual property rights, including trademark protection, in some countries, particularly in China;

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disruptions or delays in shipments whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, natural disasters or health pandemics, or other transportation disruptions; and

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the impact of health conditions, including the ongoing COVID-19 coronavirus pandemic, and related government and private sector responsive actions, and other changes in local economic conditions in countries where our manufacturers, suppliers or customers are located.

These and other factors beyond our control could interrupt our suppliers’ production in offshore facilities, influence the ability of our suppliers to export our products cost-effectively or at all and inhibit our suppliers’ ability to procure certain materials, any of which could harm our business, financial condition and results of operations.

If we are unable to adequately demonstrate that our independent manufacturers use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing the highest quality products while operating with integrity, are an important component of our brand image, which makes our reputation particularly sensitive to allegations of unethical business practices. While our internal and vendor operating guidelines promote ethical business practices such as environmental responsibility, fair wage practices, and compliance with child labor laws, among others, and we, along with a third party that we retain for this purpose, monitor compliance with those guidelines, we do not control our independent manufacturers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our independent manufacturers or the divergence of an independent manufacturer’s labor or other practices from those generally accepted as ethical the United States or other markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our merchandise if, as a result of such violation, we were to attract negative publicity. Other apparel manufacturers have encountered significant problems in this regard, and these problems have resulted in organized boycotts of their products and significant adverse publicity. If we, or other manufacturers in our industry, encounter similar problems in the future, it could harm our brand image, stock price and results of operations.

Monitoring compliance by independent manufacturers is complicated by the fact that expectations of ethical business practices continually evolve, may be substantially more demanding than applicable legal requirements and are driven in part by legal developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings. Accordingly, we cannot predict how such expectations might develop in the future and cannot be certain that our guidelines would satisfy all parties who are active in monitoring and publicizing perceived shortcomings in labor and other business practices worldwide.

Parties active in promoting ethical business practices, in addition to evaluating the substance of companies’ practices, also often scrutinize companies’ transparency as to such practices and the policies and procedures they use to ensure compliance by their suppliers and other business partners. Prior to this offering, we have been a private company, and so do not have extensive experience in assembling and disclosing information on such matters as required for public companies or as may be expected by such parties. Moreover, we do not expect as a general matter to publicly disclose information that we deem competitively sensitive, except as required by law. If we do not meet the transparency standards expected by parties active in promoting ethical business practices, we may attract negative publicity, regardless of whether the actual labor and other business practices adhered to by us and our independent manufacturers satisfy substantive expectations of ethical business practices. Such negative publicity could harm our brand image and results of operations and result in a decline in the price of our common stock.

Increases in labor costs, including wages, could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, any potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in California and a number of other states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. None of our domestic employees is currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could adversely affect our business, financial condition and results of operations. In particular, the job market in California, where our principal offices and distribution center as well as the majority of our employees are located, is very competitive.

In addition, a significant portion of our products are produced in Asia and Central America. Increases in the costs of labor and other costs of doing business in these regions could increase our costs to produce our products and could have a negative impact on our operations and earnings. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products, labor shortage and increases in labor costs, and difficulties and additional costs in transporting products manufactured from these countries. Also, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of “normal trade relations” status with, any country in which our products are manufactured, including China, could significantly increase our cost of products and harm our business.

Our sales and profitability may decline if product costs increase or selling prices decrease.

Our business is subject to pressure on costs and pricing caused by many factors, including competition, constrained sourcing capacity and related inflationary pressure, pressure from customers to reduce the prices we charge for our products and changes in customer demand. These factors may cause us to experience increased costs while also causing us to reduce prices. If we were to increase prices in response to increased costs, we may experience reduced sales. Any of the forgoing could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could adversely affect our business, financial condition and results of operations.

Our indebtedness could adversely affect our financial condition.

We have a material amount of indebtedness. As of June 30, 2021, we had $130.5 million of borrowings outstanding under our Credit Agreement, and $17.6 million of unused commitments under our Credit Agreement. Our debt could have important consequences, including:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing;

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requiring a portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, are at variable rates of interest; and

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete.

Although we plan to use a portion of the proceeds of this offering to repay outstanding debt under our Credit Agreement, we expect to continue to utilize debt to finance our operations as a public company, which will expose us to the typical risks associated with the use of leverage. Significant future borrowings could make it more difficult for us to withstand adverse economic conditions or business plan variances, to take advantage of new business opportunities, or to make necessary capital expenditures. Any portion of our cash flow required for debt service would not be available for our operations, distributions, dividends or other purposes. Any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations.

The Credit Agreement contains a number of restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem our common or preferred shares, or enter into certain other types of contractual arrangements affecting our domestic and foreign subsidiaries or indebtedness. In addition, the restrictive covenants in the Credit Agreement require us to maintain a minimum fixed charge coverage ratio if excess availability under our Credit Agreement falls below a specified threshold. We expect that the agreements governing any new credit facilities will contain similar restrictive covenants and require us to maintain specified financial ratios, subject to certain conditions.

Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with those restrictions could be substantial. We may also seek to amend or refinance one or more of our debt instruments to permit us to finance our growth strategy or improve the terms of our indebtedness.

There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest when due under our Credit Agreement. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt.

Our sales are influenced by economic conditions that impact consumer spending, and a downturn in the economy may adversely affect our business.

Apparel, footwear and gear is a cyclical industry that is dependent upon the overall level of consumer spending as well as the funding for and budgets of federal, state, and local public agencies. Consumer purchases of discretionary items, including our products, generally decline during periods when disposable income is adversely affected or there is economic uncertainty. Our wholesale customers anticipate and respond to adverse changes in economic conditions and uncertainty by closing doors, reducing inventories, canceling orders or increasing promotional activity. Our brand-dedicated stores are also affected by these conditions, which may lead to a decline in consumer traffic and spending in these stores. As a result, factors that diminish consumer spending and confidence in any of the markets in which we compete, particularly deterioration in general economic conditions, volatility in investment returns, fear of unemployment, increases in energy costs or interest rates, housing market downturns, fear about and impact of pandemic illness, and other factors such as acts of war, natural disasters or terrorist or political events that impact consumer confidence, could reduce our sales and adversely affect our business and financial condition through their impact on our wholesale customers as well as their direct impact on us. These outcomes and behaviors have in the past, and may continue to in the future, adversely affect our business and financial condition.

Historically, our professional line of business has been less sensitive to overall economic conditions due to the need to replenish and replace uniforms and other items by our agency and other professional customers, but it nonetheless remains dependent upon the budgets of these agencies. However, we are not be able to predict the effect on our sales and profitability resulting from a future downturn in the economy. It is possible that a downturn in the economy in markets in which we sell our products may harm our business, financial condition and results of operations.

We may not realize the anticipated benefits of future acquisitions and strategic investments, and integration of acquisitions may disrupt our business and management.

We may in the future acquire or make strategic investments in additional companies. We may not realize the anticipated benefits of these or any other acquisitions or strategic investments, which involve numerous risks, including:

•	problems integrating the purchased operations, technologies, personnel or products over geographically disparate locations;

•	unanticipated costs, litigation and other liabilities;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	incurrence of acquisition-related costs or amortization costs for acquired intangible assets that could impact our operating results;

•	inability to retain key customers, distributors, vendors and other business partners of the acquired business;

•	risks associated with entering new markets in which we may have limited or no experience;

•	potential loss of our key employees or the key employees of an acquired organization; and

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if we are not be able to successfully integrate businesses, products, technologies or personnel that we acquire, or to realize expected benefits of our acquisitions or strategic investments, our business and financial results may be adversely affected.

Certain of our key operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in our metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our common stock may decline.

We track certain key operating metrics using internal data analytics tools that have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators, and we may be limited in our ability to verify such data. In addition, our methodologies for tracking metrics may change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not, or are not perceived to be, accurate representations of our business, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy, investors could lose confidence in the accuracy and completeness of such metrics, which could cause the price of our common stock to decline.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of net sales for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance and perceived value associated with our products and apparel, footwear and gear in general. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our growth strategy involves expansion of our DTC channel, including retail stores and eCommerce, which may present risks and challenges that we have not yet experienced.

Our business has only recently evolved from one in which we only distributed products on a wholesale basis for resale by others to one that also includes a multi-channel experience, which includes retail physical and online stores operated by us. Growing our eCommerce platforms and number of physical stores is essential to our growth strategy, as is expanding our product offerings available through these channels. However, we have limited operating experience operating retail stores, which we initially launched in 2012. This strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our eCommerce store design does not appeal to our customers, reliably function as designed, or maintain the privacy of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or lost sales, or be exposed to fraudulent purchases, which could adversely affect our reputation and results of operations.

We currently operate our online stores in the United States, Sweden (to service our European markets), Brazil and Australia, and we are planning to expand our eCommerce platform to other geographies. These countries may impose different and evolving laws governing the operation and marketing of eCommerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our international expansion.

Because our business is highly concentrated on apparel, footwear and gear, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.

Our business is not currently diversified and consists primarily of designing, manufacturing and distributing apparel, footwear and gear. In fiscal 2020, our main product category across all seasons, pants, was made up of over 30 styles and comprised over one-third of our sales. Our next biggest category is bags, comprising over 10% of our sales and made up of over 25 styles. Consumer preferences often change rapidly. Therefore, our business is substantially dependent on our ability to attract customers who are willing to pay a premium for our products. Any future shifts in consumer preferences away from retail spending for premium outerwear and accessories would also have a material adverse effect on our results of operations.

In addition, we believe that continued increases in sales of apparel, footwear and gear will largely depend on our penetration into the customer consumer market. If the number of consumer customers demanding apparel, footwear and gear does not continue to increase, or if our consumer customers are not convinced that our products are more functional or stylish than other alternatives, we may not achieve the level of sales necessary to support new growth platforms and our ability to grow our business will be severely impaired.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income, which could cause the price of our common shares to decline.

Our business is seasonal and, historically, we have realized a higher portion of our revenue and earnings for the fiscal year in the third and fourth fiscal quarters, due in part to seasonal holiday demand as well as seasonal demand of wholesale orders. Any factors that harm our third and fourth fiscal quarter operating results, including disruptions in our supply chain, or unfavorable economic conditions, could have a disproportionate effect on our results of operations for the entire fiscal year.

In order to prepare for our peak demand season, we must maintain higher quantities of finished goods. As a result, our working capital requirements also fluctuate during the year, increasing slightly in the 3rd and 4th fiscal quarters in alignment with sales trend.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the sales contributed by our Wholesale and DTC channels. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

Our future success is substantially dependent on the continued service of our senior management.

Our future success is substantially dependent on the continued service of our senior management, particularly our Executive Chairman, Matthew Hyde, our Chief Executive Officer, Francisco J. Morales, and our Chief Financial Officer, James McGinty. The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals.

We also may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, which could result in harm to our customer and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

In addition, we have not obtained key man life insurance policies on any of our members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Our current and future products may experience quality problems from time to time that can result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenue and operating margin, and harm to our brand.

There can be no assurance we will be able to detect, prevent, or fix all defects that may affect our products. We are conducting, and have in the past, conducted voluntary recalls of our products and, going forward, the failure to detect, prevent, or fix defects, or the occurrence of real or perceived quality, health or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our retail partners, litigation, product recalls, and credit, warranty or other claims, among others, which could harm our brand, sales, profitability and financial condition. Because of our comprehensive warranty against product defects, quality problems could lead to increased warranty costs, and divert the attention of our manufacturing facilities. Such problems could hurt our premium brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.

Our business could be adversely affected by protestors or activists.

We have been the target of activists in the past, and may continue to be in the future. Our professional customers include law enforcement personnel, and we may be adversely affected by any protests against law enforcement agencies and personnel due to a perceived association between us and such customers. In addition, protestors can disrupt sales at our stores, or use social media or other campaigns to sway public opinion against our products. If any such activists are successful at either of these, our sales and results of operations may be adversely affected.

We may face increasing exposure to foreign currency exchange rate fluctuations.

While we transact in U.S. dollars with our customers in the United States, we transact in foreign currencies in connection with our international operations, and our exposure to transactions in foreign currencies will increase as we expand our international offerings and operations. Certain of our foreign operating expenses are denominated in the currencies of the countries and territories in which our third-party vendors are located. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our net sales and results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be lowered. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, product recall and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Some of the merchandise we sell may expose us to product liability claims and litigation or regulatory actions relating to personal injury.

We believe that we maintain insurance customary for businesses of our size and type. However, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks, and we there are types of losses we may incur that cannot or may not be insured against or that we believe are not economically reasonable to insure. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. In addition, some of our agreements with our suppliers may not indemnify us from product liability for a particular supplier’s merchandise or our suppliers may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations and financial condition.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our share price.

Reporting obligations as a public company and our anticipated growth have placed and are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, following our first year as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls. As a result, we will be required to continue to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our share price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the Nasdaq Global Market, or any other exchange on which our common shares may be listed.

Delisting of our common shares on any exchange would reduce the liquidity of the market for our common shares, which would reduce the price of our common shares and increase the volatility of our share price.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the common shares.

We may not be able to successfully open new store locations in a timely manner, if at all, which could harm our results of operations.

Our growth will depend in part on our ability to successfully open and operate new stores. Our ability to successfully open and operate new stores depends on many factors, including, among others, our ability to:

•	identify suitable store locations, the availability of which is outside of our control;

•	negotiate acceptable lease terms, including desired tenant improvement allowances;

•	hire, train and retain store personnel and field management;

•	integrate new store personnel and field management into our corporate culture;

•	source sufficient inventory levels; and

•	successfully integrate new stores into our existing operations and information technology systems.

We may be unsuccessful in identifying new markets where our products and brand image will be accepted or the performance of our stores will be considered successful. Further, we will encounter pre-operating costs and we may encounter initial losses while new stores commence operations.

We plan to open a large number of stores in the near future in comparison to our existing store base and our historical rate of store launches. Of the 81 stores in operation as of June 30, 2021, 12 new stores were opened in during 2020. During 2019, 16 new stores were opened. In the first six months of 2021, we opened 8 new stores in the United States. During the remainder of 2021, we expect to open 6 additional stores in the United States and no additional stores outside the United States. We estimate that we will incur approximately $2.1 million of capital expenditures to open these additional stores by the end of 2021. In addition, our new stores may not be immediately profitable and we may incur losses until these stores become profitable. There can be no assurance that we will open the planned number of new stores in 2021 or thereafter. Any failure to successfully open and operate new stores would harm our results of operations.

Our limited operating experience and limited brand recognition in new markets may limit our expansion strategy and cause our business and growth to suffer.

Our future growth depends, to a considerable extent, on our expansion efforts outside of United States. As of June 30, 2021, we had one store in Hamburg, Germany, and one store in Bankstown, Australia. Therefore, in comparison to our number of customers and operating experience in the United States, we have a limited number of customers and limited experience in operating outside of United States. We also have limited experience with regulatory environments and market practices in certain countries outside of United States, and cannot guarantee that we will be able to penetrate or successfully operate in any market outside of United States.

In connection with our expansion efforts, we may encounter increased costs of operations resulting from higher payroll expenses and increased rent expense. In connection with our expansion efforts outside of the United States, we may also encounter obstacles we do not face in United States, including cultural and linguistic differences, differences in regulatory environments and market practices and difficulties in keeping abreast of market, business and technical developments. We may also encounter difficulty expanding into new markets because of limited brand recognition leading to delayed acceptance of our products by customers in these new markets. In particular, we have no assurance that our marketing efforts will prove successful outside of the geographic regions in which they have been used in the United States. The expansion into new markets may also present competitive, merchandising, forecasting and distribution challenges that are different from or more severe than those we currently face. Failure to develop new markets outside of United States or disappointing growth outside of United States may harm our business and results of operations.

We plan to primarily use cash from operations to finance our growth strategy, and if we are unable to maintain sufficient levels of cash flow we may not meet our growth expectations.

We intend to finance our growth through the cash flows generated by our existing points of sale, borrowings under our available credit facilities and the net proceeds from this offering. However, if we are not profitable or if our profits decline, we may not have the cash flow necessary in order to pursue or maintain our growth strategy. We may also be unable to obtain any necessary financing on commercially reasonable terms, or at all, to pursue or maintain our growth strategy. If we are unable to pursue or maintain our growth strategy, the market price of our common stock could decline and our results of operations and profitability could suffer.

We are subject to risks associated with leasing retail space subject to long-term non-cancelable leases and are required to make substantial lease payments under our operating leases, and any failure to make these lease payments when due would likely harm our business, profitability and results of operations.

We do not own any of our stores, but instead lease all of our corporate-owned stores under operating leases. Our leases generally have initial terms of between 5 and 10 years, and generally can be extended only in 5 year increments (at increased rates) if at all. All of our leases require a fixed annual rent, and most require the payment of additional rent if store sales exceed a negotiated amount. Generally, our leases are “net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases at our option. Payments under these operating leases account for a significant portion of our selling, general and administrative expenses. For example, as of December 31, 2020, we were a party to operating leases associated with our corporate-owned stores as well as other corporate facilities requiring future minimum lease payments aggregating $11.2 million through 2021 and approximately $57.3 million thereafter. We expect that any new stores we open will also be leased by us under operating leases, which will further increase our operating lease expenses.

Our substantial operating lease obligations could have significant negative consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

•	placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under our available credit facilities or from other sources, we may not be able to service our operating lease expenses, grow our business, respond to competitive challenges or to fund our other liquidity and capital needs, which would harm our business.

Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. Of our 81 stores as of June 30, 2021, 2 leases are due to expire in late 2021 and 4 leases are due to expire in 2022. If we are unable to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close, our business, profitability and results of operations may be harmed.

Risks Related to Information Technology, Intellectual Property and Data Security and Privacy

System interruptions that impair customer access to our website or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business, financial condition and results of operations.

We rely on information technology networks and systems and our website to market and sell our products and to manage a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We depend on our information technology infrastructure for digital marketing activities and for electronic communications among our personnel, customers, manufacturers and suppliers around the world. Our website and information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Our website serves as an effective extension of our marketing strategies by exposing potential new customers to our brand, product offerings and enhanced content. Due to the importance of our website and internet-related operations, we are vulnerable to website downtime and other technical failures, which may be outside of our control. Further, any slow down or material disruption of our systems, or the systems of our third-party service providers, or our website could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and transactions, and our ability to receive and process customer orders or engage in normal business activities. Our third-party technology providers may also change their policies, terms or offerings from time to time, may fail to introduce new features and offerings that meet our needs as we expand, or may cease to provide services to us on favorable terms, or at all, which could require us to adjust how we use our information technology systems, including our website, or switch to alternative third-party service providers which could be costly, cause interruptions and could ultimately adversely affect our business, financial condition, results of operations and growth prospects.

If our website or information technology systems, including those run by or those of our third-party providers, suffer damage, disruption or shutdown and we or our third-party providers do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be adversely affected, and we could experience delays in reporting our financial results.

If our computer or our third-party providers’ and communications hardware fail, or if we suffer an interruption or degradation of services, we could lose customer data and miss order fulfillment deadlines, which could harm our business. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, cyberattacks, data loss, acts of war, break-ins, earthquake and similar events. Any failure or interruption of our website, internal business applications or our technology infrastructure could harm our ability to serve our clients, which could adversely affect our business, financial condition and results of operations.

Our software may contain undetected errors or vulnerabilities, some of which may only be discovered after the software has been implemented in our production environment or released to end users. Though we seek to continually update and improve our software, we may not always be successful in executing these upgrades and improvements, and the operation of our systems may be subject to failure. We may experience slowdowns or interruptions in our website when we are updating it. For example, in the past we have experienced minor slowdowns while updating our website. Moreover, new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Any errors or vulnerabilities discovered in our software after commercial implementation or release could result in damage to our reputation, loss of customers, disruption to our eCommerce channels, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

Our net sales depend on the number of visitors who shop on our website and the volume of orders we can handle. Unavailability of our website or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect customer perception of our brand. We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our website or the number of orders placed by customers, we will be required to further expand, scale and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our website or expand, scale and upgrade our technology, systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the eCommerce industry. Our or our third-party vendors’ inability to continue to update, improve and scale our website and the underlying technology infrastructure could harm our reputation and our ability to acquire, retain and serve our customers, which could adversely affect our business, financial condition and results of operations.

Further, we endeavor to continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our websites, our customer growth could be harmed and our business, financial condition and results of operations may be adversely affected.

We must continue to expand and scale our information technology systems, and our failure to do so could adversely affect our business, financial condition and results of operations.

We will need to continue to expand and scale our information technology systems and personnel to support recent and expected future growth. As such, we will continue to invest in and implement modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and adversely affect our business, financial condition and results of operations.

Data security breaches and other cyber security events could negatively affect our reputation, credibility and business.

We collect, process, maintain and use sensitive personal information relating to our customers and employees, including certain personally identifiable information, and rely on third parties for the operation of our eCommerce site and for the various social media tools and websites we use as part of our marketing strategy. Any perceived, attempted or actual unauthorized disclosure of personally identifiable information regarding our employees, customers or website visitors could harm our reputation and credibility, reduce our eCommerce sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers and could result in litigation against us or the imposition of significant fines or penalties.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, federal, provincial and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products, resulting in increased compliance costs.

Our eCommerce activities, including our eCommerce websites, also may be subject to denial of service or other forms of cyberattacks. While we have taken measures we believe reasonable to protect against those types of attacks, those measures may not adequately protect our eCommerce activities from such attacks. If a denial of service attack or other cyber event were to affect our eCommerce sites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation may be adversely affected.

We may incur losses from fraud.

We have occasionally in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase and merchant fraud. As a general matter, we are liable for fraudulent credit card transactions. Although we have measures in place to detect and reduce the occurrence of fraudulent activity on our digital platform, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or affecting our ability to accept credit cards for payment. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our operating results.

Additionally, we may in the future be, subject to fraudulent purchases by individuals purchasing our products in bulk with the intention of unlawfully reselling such products at a premium. While we have procedures in place to detect and prevent such practices, our failure to identify those activities may adversely affect our brand and reputation.

We rely on payment cards to receive payments, and are subject to payment-related risks.

For our DTC sales, as well as for sales to certain retail partners, we accept a variety of payment methods, including credit cards, debit cards and electronic funds transfers. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements relating to payment card processing. This includes laws governing the collection, processing and storage of sensitive consumer information, as well as industry requirements such as the Payment Card Industry Data Security Standard, or PCI-DSS. These laws and obligations may require us to implement enhanced authentication and payment processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including PCI-DSS, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or consumers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our consumers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, and results of operations.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary applications.

We use one software licensed to us by third-party developers under “open source” license in connection with the development or deployment of our proprietary software and expect to continue to use this or other open source software in the future. Some open source licenses contain express requirements, which may be triggered under certain circumstances, that licensees make available source code of modifications or derivative works or prohibit such modifications or derivative works from being licensed for a fee. Although we monitor our use of open source software to avoid subjecting our platform to such requirements, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to develop or use our proprietary software. We may face claims from third parties demanding the release or license of the open source software or derivative works that we developed from such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of applicable open source licenses. These claims could result in litigation and could require us to publicly release portions of our proprietary source code or cease distributing or otherwise using the implicated solutions unless and until we can re-engineer them.

In addition, our use of open source software may present greater risks than use of other third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected if we are unable to provide our customers a cost-effective shopping platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the internet through devices other than personal computers, including smartphones and portable computers, such as laptops and tablets, has increased dramatically in the past few years. The smaller screen size, functionality and memory associated with some alternative devices may make the use of our website and purchasing our products more difficult. The versions of our website developed for such alternative devices may not be compelling to customers. In addition, it is time consuming and costly to keep pace with rapidly changing and continuously evolving technology.

As existing mobile devices and platforms evolve and new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in adjusting and developing applications for changed and alternative devices and platforms, and we may need to devote significant resources to the redevelopment, support and maintenance of our website. The timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure serving website or mobile device users may affect our results of operations. If we are unable to attract customers to our websites through these devices or are slow to develop versions of our website that are more compatible with alternative devices, or if our customers choose not to buy products from us on their mobile devices or use mobile products that do not offer access to our websites, we may fail to capture a significant share of customers in the apparel, footwear and gear market, which could adversely affect our business. In addition, in the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our websites, our customer growth could be harmed and our business, financial condition and results of operations may be adversely affected.

If sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, or security breaches, our customers may curtail use of our website, we may be exposed to liability and our reputation could suffer.

We increasingly rely on information technology systems to process, transmit and store electronic information and use information technology systems and networks in our operations and supporting departments. Operating our business and platform involves the collection, storage and transmission of proprietary and confidential information, as well as the personal information of our employees and customers. Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to customer data. In an effort to protect sensitive information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography or other developments may result in our failure or inability to adequately protect sensitive information.

Like other eCommerce companies, we are also vulnerable to hacking, malware, computer viruses, unauthorized access, phishing or social engineering attacks, ransomware attacks, extortion, credential stuffing attacks, denial-of-service attacks, exploitation of software vulnerabilities and other real or perceived cyberattacks. Additionally, as a result of the ongoing COVID-19 pandemic, certain functional areas of our workforce remain in a remote work environment, which has heightened the risk of these potential vulnerabilities. Any of these incidents could lead to interruptions or shutdowns of our platform, loss or corruption of data or unauthorized access to or disclosure of personal data or other sensitive information. Cyberattacks could also result in the theft of our intellectual property, damage to our IT systems or disruption of our ability to make financial reports and other public disclosures required of public companies. We have been subject to attempted cyber, phishing or social engineering attacks in the past and may continue to be subject to such attacks and other cybersecurity incidents in the future. If we gain greater visibility, we may face a higher risk of being targeted by cyberattacks. Advances in computer capabilities, new technological discoveries or other developments may result in cyberattacks becoming more sophisticated and more difficult to detect, and any cyberattacks or security breaches may remain undetected until after they occur. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks.

The costs of mitigating cybersecurity risks are significant and are also likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees, our third-party service providers, or their personnel.

We and our third-party service providers may experience cyberattacks aimed at disrupting our and their services. If we or our third-party service providers experience, or are believed to have experienced, security breaches that result in marketplace performance or availability problems or the loss or corruption of, or unauthorized access to or disclosure of, personal data or confidential information, this could damage our reputation and our relationship with future and existing customers. For example, people may become unwilling to provide us the information necessary to make purchases on our website and existing customers may also decrease their purchases or close their accounts altogether, which could have a material adverse effect on our operations. While we maintain cyber errors and omissions insurance coverage that covers certain aspects of cyber risks, these losses may not be adequately covered by insurance or other contractual rights available to us. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, government agencies and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure or refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand and inability to provide our products to customers in certain jurisdictions. Additionally, changes in the laws and regulations that govern our collection, use and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities and have an adverse effect on our business, financial condition and results of operations.

We rely significantly on information technology systems for our distribution systems and other critical business functions, and are increasing our reliance on these functions as our DTC channel expands. Any failure, inadequacy, or interruption of those systems could harm our ability to operate our business effectively.

We rely on information systems to effectively manage all aspects of our global business, including merchandise planning, manufacturing, allocation, distribution and sales. Our reliance on these systems, and their importance to our business, will increase as we expand our DTC channel and global operations. We rely on a number of third parties to help us effectively manage these systems. If information systems we rely on fail to perform as expected, our business could be disrupted. The failure of us or our vendors to manage and operate our information technology systems as expected could disrupt our business, result in our not providing adequate product, losing sales or market share, and reputational harm, causing our business to suffer. Any such failure or disruption could have a material adverse effect on our business.

Our information technology systems and vendors also may be vulnerable to damage or interruption from circumstances beyond our or their control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, viruses, security breaches, cyber-attacks and terrorism. We maintain disaster recovery procedures intended to mitigate the risks associated with such events, but there is no guarantee that these procedures will be adequate in any particular circumstance. As a result, such an event could materially disrupt, and have a material adverse effect on, our business.

Failure to comply with federal, state or foreign laws and regulations or our contractual obligations relating to privacy, data protection and customer protection, or the expansion of current or the enactment of new laws and regulations relating to privacy, data protection and customer protection, could adversely affect our business and our financial condition.

We collect and maintain significant amounts of data relating to our customers and employees, and we face risks inherent in both handling large volumes of data and in protecting the security of such data. Our actual or perceived failure to comply with any federal, state or foreign laws and regulations, or applicable industry standards that govern or apply to our collection, use, retention, sharing and security of data, could result in enforcement actions that require us to change our business practices in a manner that may negatively impact our revenue, as well as expose ourselves to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position. Laws and regulations in the United States and around the world restrict how information about individuals is collected, processed, stored, used and disclosed, as well as set standards for its security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure and sale of their protected personal information. These laws and regulations are still being tested in courts, and they are subject to new and differing interpretations by courts and regulatory officials. We are working to comply with the privacy and data protection laws and regulations that apply to us, and we anticipate needing to devote significant additional resources to complying with these laws and regulations. It is possible that these laws and regulations may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction or inconsistent with our current policies and practices.

In the United States, both federal and various state governments have adopted, or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California enacted the California Consumer Privacy Act, or the CCPA went into effect on January 1, 2020 and gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as statutory damages and a private right of action for data breaches that is expected to increase data breach litigation. Many of the CCPA’s requirements as applied to personal information of a business’s personnel and related individuals are subject to a moratorium set to expire on January 1, 2023. The expiration of the moratorium may increase our compliance costs and our exposure to public and regulatory scrutiny, costly litigation, fines and penalties. Additionally, California voters recently approved a ballot measure adopting the California Privacy Rights Act, or the CPRA, which will substantially expand the requirements of the CCPA effective January 1, 2023. The CPRA will restrict use of certain categories of sensitive personal information that we handle, further restrict the use of cross-context behavioral advertising techniques on which our platform relies, establish restrictions on the retention of personal information, expand the types of data breaches subject to the private right of action, and establish the California Privacy Protection Agency to implement and enforce the new law and impose administrative fines.

Further, on March 2, 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act, or the VCDPA. The VCDPA creates consumer rights, similar to the CCPA, but also imposes security and assessment requirements for businesses. In addition, on July 7, 2021, Colorado enacted the Colorado Privacy Act, or the COCPA, becoming the third comprehensive consumer privacy law to be passed in the United States (after the CCPA and VCDPA). The COCPA closely resembles the VCDPA, and will be enforced by the respective states’ Attorney General and district attorneys, although the two differ in many ways and once they become enforceable in 2023, we must comply with each if our operations fall within the scope of these newly enacted comprehensive mandates. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

In addition to risks posed by new privacy laws, we could be subject to claims alleging violations of long-established federal and state privacy and consumer protection laws. For example, the Telephone Consumer

Protection Act, or TCPA, is a federal law that imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. The TCPA provides for substantial statutory damages for violations, which has generated extensive class-action litigation. In addition, class-action plaintiffs in the United States are employing novel legal theories to allege that federal and state eavesdropping/wiretapping laws and state constitutions prohibit the use of analytics technologies widely employed by website operators to understand how their users interact with their services. Despite our compliance efforts, our use of text messaging communications or similar analytics technologies could expose us to costly litigation, government enforcement actions, damages and penalties, which could adversely affect our business, financial condition and results of operations.

Outside of the United States, certain foreign jurisdictions, including the European Economic Area, or EEA, the United Kingdom, Switzerland, and Brazil, have laws and regulations which are more restrictive in certain respects than those in the United States. For example, in the EEA, Switzerland, and the United Kingdom, we are subject to regulations in each case in relation to our collection, control, use, sharing, disclosure and other processing of data relating to an identified or identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states, Switzerland, and the United Kingdom (in which we are subject to the United Kingdom regime consisting primarily of the U.K. GDPR and the U.K. Data Protection Act 2018), impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); requirements to have data processing agreements in place to govern the processing of personal data on behalf of other organizations; introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, trainings and audits. The Brazilian General Data Protection Law imposes similar requirements on products offered to customers in Brazil.

We are also subject to European Union, Switzerland and United Kingdom rules with respect to cross-border transfers of personal data out of the EEA, Switzerland and United Kingdom, respectively. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. Most recently, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. In September 2020, the Federal Data Protection and Information Commissioner of Switzerland (where the law has a similar restriction on the export of personal information) issued an opinion concluding that the Swiss-U.S. Privacy Shield Framework does not provide an adequate level of protection for data transfers from Switzerland to the United States pursuant to Switzerland’s Federal Act on Data Protection. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. We rely on a variety of legal mechanisms for cross-border personal data transfers to the United States from the EEA, Switzerland, and the United Kingdom and are evaluating guidance from supervisor authorities about personal data export mechanisms. The European Commission has published revised standard contractual clauses for data transfers from the EEA: the revised clauses must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. We will be required to implement the revised standard contractual clauses, in relation to relevant existing contracts and certain additional contracts and vendor arrangements, within the relevant time frames. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR.

These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/ in the United States. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operations.

The withdrawal of the United Kingdom from the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. As of January 2021, we have been required to comply with GDPR and the U.K. GDPR. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision, and remains under review by the Commission during this period. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes will lead to additional costs and increase our overall risk exposure.

We depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. Any violation of data or security laws by our third-party processors, or their acts or omissions that cause us to violate our legal obligations, could have an adverse effect on our business and result in the fines and penalties outlined below.

Fines for certain breaches of the GDPR/U.K. GDPR are up to the greater of 20 million Euros / 17.5 million Pounds Sterling or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR/U.K. GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources and reputational harm.

We are also subject to evolving EU privacy laws on cookies and e-marketing. In the European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the European Union, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision, regulators’ recent guidance and recent campaigns by a non-for-profit organization are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.

Furthermore, compliance with legal and contractual obligations requires us to make public statements about our privacy and data security practices, including the statements we make in our online privacy policy. Although we endeavor to comply with these statements, should they prove to be untrue or be perceived as untrue, even though circumstances beyond our reasonable control, we may face litigation, claims, investigations, inquiries or other proceedings by the U.S. Federal Trade Commission, state attorneys general and other federal, state and foreign regulators and private litigants alleging violations of privacy or consumer protection laws.

We are also subject to the Payment Card Industry, or PCI, Data Security Standard, which is a security standard designed to protect payment card data as mandated by payment card industry entities. We rely on vendors to handle PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard, which could subject us to substantial fines and penalties. Our actual or perceived failure to comply with the PCI Data Security Standard can subject us to fines, termination of banking relationships, and increased transaction fees. For additional information, see the risk factor entitled “We rely on payment cards to receive payments, and are subject to payment-related risks.”

Despite our efforts, we may not be successful in complying with the rapidly evolving privacy, data protection, and data security requirements discussed above. Any actual or perceived non-compliance with these rapidly changing laws, regulations or standards or our contractual obligations relating to privacy, data protection and consumer protection by us or the third-party companies we work with could result in litigation and proceedings against us by governmental entities, consumers or others, fines and civil or criminal penalties for us or company officials, obligations to cease offerings or to substantially modify our business in a manner that makes it less effective in certain jurisdictions, negative publicity and harm to our brand and reputation, and reduced overall demand for our products, any of which could have an adverse effect on our business, financial condition and results of operations.

Government regulation of the internet and eCommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and eCommerce. Existing and future regulations and laws could impede the growth of the internet, eCommerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, customer protection and internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and customer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or eCommerce. It is possible that general business regulations and laws, or those specifically governing the internet or eCommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply with or will fully comply with all such laws and regulations. The enactment of new laws and regulations or the interpretation of existing laws and regulations in an unfavorable way may affect the operation of our business, directly or indirectly, which could result in substantial regulatory compliance costs, civil or criminal penalties, including fines, adverse publicity, decreased revenues and increased expenses. [In particular, we actively use anonymous online data for targeting ads online and if ad networks are compelled by regulatory bodies to limit use of this data, it could materially affect our ability to conduct effective marketing. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, suppliers or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website by customers and suppliers and may result in the imposition of monetary liabilities. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of our own non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could substantially harm our business, financial condition and results of operations.

If we are unable to establish and protect our trademarks and other intellectual property rights, counterfeiters may produce copies of our products and such counterfeit products could damage our brand image.

Given the increased popularity of our brand, we believe there is a high likelihood that counterfeit products or other products infringing on our intellectual property rights will continue to emerge, seeking to benefit from the consumer demand for our products. These counterfeit products do not provide the functionality of our products and we believe they are of substantially lower quality, and if customers are not able to differentiate between our products and counterfeit products, this could damage our brand image. In order to protect our brand, we devote significant resources to the registration and protection of our trademarks and to our anti-counterfeiting efforts worldwide. We actively pursue entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. In spite of our efforts, counterfeiting still occurs and, if we are unsuccessful in challenging a third-party’s rights related to trademark, copyright or other intellectual property rights, this could adversely affect our future sales, financial condition and results of operations. Our efforts are also impacted by the tolerance of “squatters” by certain jurisdiction, including China, which increases the costs and risks associated with protecting our trademarks against third parties. We cannot guarantee that the actions we have taken to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future or that we will be able to identify and pursue all counterfeiters who may seek to benefit from our brand.

Any failure or inability to protect or enforce our intellectual property rights could diminish the value of our brand, weaken our competitive position and harm our business, financial condition and results of operations.

We currently rely on a combination of trademark, trade dress, design patent, copyright and other intellectual property laws as well as confidentiality procedures as well as security measures, confidentiality obligations and a brand enforcement program to establish and protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others. For instance, despite our efforts to protect and enforce our intellectual property rights, unauthorized parties may misappropriate or attempt to copy aspects of our intellectual property, which could harm the reputation of our brand, decrease its value and/or cause a decline in our sales and revenue. Further, we may not be able to detect infringement of our intellectual property rights quickly or at all, and we may not be successful in combating all counterfeit, knockoff, or other infringing products, thereby damaging our competitive position.

Our success depends in large part on our brand image. We believe that our trademarks and other intellectual property rights have significant value and are important to differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained certain U.S. and foreign trademark registrations and will continue to evaluate the registration of additional trademarks as appropriate. However, we cannot guarantee that any of our pending trademark applications will be approved by the applicable governmental authorities. Moreover, even if our applications are approved, third parties may seek to oppose or otherwise challenge trademark registrations or other of our intellectual property rights. Third parties may also knowingly or unknowingly misappropriate, infringe, dilute or otherwise violate our intellectual property rights. In any of these cases, we may be required to expend significant time and expense to defend or enforce our rights.

We also currently hold various domain names relating to our brand. We may be unable to prevent third parties from acquiring and using domain names that are confusingly similar to, or that otherwise have a negative impact on, the value of our trademarks and other proprietary rights. Any inability or failure to do so could adversely affect our brand and make it more difficult for users to find our website.

Additionally, the expansion of our product lines and the geographic scope of our sales and marketing could pose additional intellectual property challenges. For example, certain foreign countries do not protect intellectual property rights as fully as they are protected in the United States, and accordingly, intellectual property protection may be limited, or in some circumstances unavailable, in some foreign countries where we choose to do business. Thus, it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

Competitors have and will likely continue to attempt to imitate our products and technology and divert sales. If we are unable to protect or preserve our intellectual property rights, brand image and proprietary rights, our business may be harmed.

While we actively protect our intellectual property rights, there can be no assurance that we will be adequately protected in all countries in which we hold intellectual property or conduct our business. As of June 30, 2021, we had 10 U.S. design patents, 22 U.S. utility patents and 4 foreign utility patents, as well as a number of pending patent applications, on certain aspects of some of our products. While a presumption of validity exists with respect to U.S. patents issued to us, third parties may still challenge the validity or enforceability of our patents. As a result, the scope of our patents could be reduced, or they could be declared invalid or unenforceable. Further, we do not hold patents outside of the United States and our major markets. For example, several of our popular products feature our patented 5.11 Flex-Tac fabric, but we do not hold patents for this fabric outside of our major markets. In addition, many of our other products are made using what we consider to be our proprietary blends of raw materials, fabrics and fabric treatments, which results in products unique to us; however, we may not own or license the intellectual property rights for the underlying fabric technology, fabrics treatments or fabrics. While we also hold patents on certain other products and features and enforce our trade dress on certain of our products, it is difficult to protect all aspects of the wide range of apparel, footwear and gear that we sell. As a result, our current and future competitors may attempt to imitate our products and do so at lower prices. If our competitors are successful in doing so, our net sales and profitability could suffer.

We believe our trademarks and other intellectual property rights are extremely important to our success and our competitive position. Competitors seeking to imitate our products could divert sales and dilute the value of our brand. Globally enforcing rights to our intellectual property may be difficult and costly, and we may not be successful in stopping infringement of our intellectual property rights, particularly in certain countries, which could make it easier for competitors to capture market share. Intellectual property rights necessary to protect our products and brand may also be unavailable or limited in certain countries. Furthermore, our efforts to enforce our trademarks, copyrights and other intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our trademarks and other intellectual property rights. Continued sales of competing products by our competitors could harm our brand and adversely impact our business, financial condition and results of operations.

We may incur costs to defend against, face liability for or be vulnerable to intellectual property infringement claims brought against us by others.

Although we are not currently aware of any such claims, third parties may assert claims against us alleging that we infringe upon, misappropriate, dilute or otherwise violate their intellectual property rights, particularly as we expand our business and the number of products we offer. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign or rebrand our products, license rights from third parties, cease using certain brand names or other intellectual property rights altogether or make substantial payments for royalty or license fees, legal fees, settlement payments or other costs or damages. Any of these events could harm our business and cause our results of operations, liquidity and financial condition to suffer.

The inability to acquire, use or maintain our marks and domain names for our websites could substantially harm our business, financial condition and results of operations.

While we intend to take reasonable steps to protect our trademark rights, it may not be possible to obtain or maintain legal protection and registrations for all of our trademarks. We currently are the registrant of marks for our products in numerous jurisdictions and are the registrant of the internet domain name for the website, 511tactical.com, as well as various related domain names. Domain names generally are regulated by internet regulatory bodies and may not be generally protectable as trademarks in and of themselves. As our business grows, we may incur material costs in connection with the registration, maintenance and protection of our marks. If we do not have or cannot obtain on reasonable terms the ability to use our marks in a particular country, or to use or register our domain name, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could adversely affect our business, financial condition and results of operations.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or the 5.11 brand. Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our customer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we may not be able to register, use or maintain the domain names that use the name 5.11 in all of the countries and territories in which we currently or intend to conduct business.

RISKS RELATED TO OTHER LEGAL, REGULATORY AND TAX MATTERS

Any failure to comply with trade, anti-corruption and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Customer Product Safety Commission and state attorneys general in the United States, the Competition Bureau and Health United States in United States, as well as by various other federal, state, provincial, local and international regulatory authorities in the countries in which our products are distributed or sold. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant penalties or claims, which could harm our results of operations or our ability to conduct our business. Any investigations or inquiries by governmental agencies related to such matters, could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources and result in significant legal fees. An unfavorable outcome of any particular proceeding could have an adverse impact on our business, financial condition and results of operations. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and could impair the marketing of our products, resulting in significant loss of net sales.

We derive a significant portion of our products from third-party manufacturing and supply partners in foreign countries and territories, including countries and territories perceived to carry an increased risk of corrupt business practices. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws, and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could adversely affect our reputation, business, financial condition and results of operations.

If our employees, contractors and agents, and companies to which we outsource certain of our business operations were to take actions in violation of our policies or applicable law, there could be an adverse effect on our reputation, business, financial condition and results of operations.

Any violation of the FCPA, other applicable anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are subject to local laws and regulations in the U.S. and abroad.

We are subject to various foreign and U.S. federal, state and local laws and regulations affecting our business. While we actively identify and monitor our obligations and the applicability of all laws to ensure that we are compliant, our efforts to maintain compliance with laws and regulations may require us to incur significant expenses, and our failure to comply with such laws may expose us to potential liability. In addition, our ability to operate or compete effectively as well as our financial results could be materially adversely affected by the introduction of new laws, policies or regulations; changes in the interpretation or application of existing laws, policies and regulations, or our failure to obtain or maintain required regulatory approvals.

Our ability to source and distribute our merchandise profitably or at all could be harmed if new trade restrictions are imposed or existing trade restrictions become more burdensome.

Substantially all of our apparel products are currently manufactured outside of the United States. The United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, export controls, trade sanctions, embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations.

We have government clients, which potentially subject us to risks including early termination, audits, investigations, sanctions, or penalties and risks related to the public funding of and public sentiment around law enforcement agencies.

We derive sales from sales to retailers and distributors that, in turn, sell to the U.S. government, state and local governments, and foreign governments and we may enter into further contracts with such governments in the future, or accept grant funds. These government contracts and grants subject us to statutes and regulations applicable to companies doing business with government agencies. Government contracts and grants are generally subject to greater scrutiny by the government, which can unilaterally initiate reviews, audits and investigations regarding our compliance with government contract and grant requirements. In addition, if we fail to comply with government contract laws, regulations and contract or grant requirements, our contracts and grants may be subject to termination or suspension, and we may be subject to financial and/or other liability under our contracts or under criminal or civil provisions including the Federal Civil False Claims Act. The False Claims Act’s “whistleblower” provisions allow private individuals, including present and former employees, to sue on behalf of the U.S. government. The False Claims Act statute provides for treble damages and civil penalties and, if our operations are found to be in violation of the False Claims Act, we could face other adverse action, including suspension or prohibition from doing business with the U.S. government. Any penalties, damages, fines, suspension, or damages could materially adversely affect our ability to operate our business and our financial results and adversely impact our reputation.

Further, a portion of our government contract sales are derived from law enforcement agencies, and we are exposed to demand from and the level of public funding of, and public sentiment around, law enforcement agencies. Any reduction in the budgets of law enforcement agencies to purchase apparel, footwear or gear, as a result of negative public sentiment around the public funding thereof or otherwise, could negatively impact our business, financial condition and results of operations.

Changes in tax laws, including as a result of the 2020 United States presidential and congressional elections, may impact our future financial position and results of operation.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. In particular, the recent presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our customers, suppliers and manufacturers. For example, the U.S. government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers, manufacturers or our customers, including as a result of related uncertainty, these changes may adversely impact our business, financial condition, results of operations and cash flows.

We could be required to collect additional sales taxes that may increase the costs our customers would have to pay for our products and adversely affect our results of operations.

Following the U.S. Supreme Court’s decision in 2018 in South Dakota v. Wayfair, Inc., a state may impose sales tax collection obligations on certain retailers, including eCommerce companies, that lack any physical presence within such state. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment of laws imposing sales tax collection obligations on out-of-state eCommerce companies, and an increasing number of states have adopted such laws. Although we believe that we currently collect sales taxes in all states that require us to do so, a successful assertion by one or more states requiring us to collect sales taxes where we currently do not collect sales taxes, or to collect additional sales taxes in a state in which we currently collect sales taxes, could result in substantial tax liabilities (including penalties and interest). In addition, the imposition of additional sales tax collection obligations, whether for prior years or prospectively, could create additional administrative burdens for us, put us at a competitive disadvantage if similar obligations are not imposed on our competitors and decrease our future sales, which could have an adverse impact on our business and results of operations.

Existing and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our products, which could have an adverse effect on our business, financial condition and results of operations.

The U.S. government has in recent years imposed increased tariffs on imports from certain foreign countries, and any imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries, leading to a global trade war. While the U.S. government’s recent tariffs on certain imports from China only affect a small portion of our production, any such future tariffs by the United States or other countries could have a significant impact on our business. While we may attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to the end customer; however, this could reduce the competitiveness of our products and adversely affect net sales. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this prospectus, tariffs have not had a material impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have an adverse effect on our business, financial condition and results of operations.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2020, we had U.S. federal and state net operating loss carryforwards of approximately $93.3 million and $51.2 million, respectively. Under legislation enacted in 2017, informally titled, the Tax Cuts and Jobs Act, or the TCJA, as modified in 2020 by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the TCJA or the CARES Act. Our ability to utilize our federal net operating carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. The limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. We have previously experienced ownership changes, and although such prior ownership changes have not materially limited our utilization of affected net operating loss carryforwards, future changes in our stock ownership, which may be outside of our control, may trigger an ownership change that materially impacts our ability to utilize pre-change net operating loss carryforwards. In addition, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited. For example, in 2020, California generally suspended the use of California net operating loss carryforwards to offset taxable income in tax years beginning after 2019 and before 2023. Accordingly, our ability to use our net operating loss carryforwards to offset taxable income may be subject to such limitations or special rules that apply at the state level, which could adversely affect our results of operations.

RISKS RELATED TO THE OWNERSHIP OF OUR COMMON STOCK AND THIS OFFERING

There has been no prior public market for our common stock. An active market may not develop or be sustainable, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations among us, the selling stockholders and the underwriters, and may vary from the market price of our common stock following the completion of this offering. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our common stock, you may not be able to resell any shares you hold at or above the initial public offering price or at all. We cannot predict the prices at which our common stock will trade.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;

•	changes in stock market valuations and operating performance of other apparel companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our common stock, including sales by Compass, our chief executive officer or our other executive officers and directors;

•	lawsuits threatened or filed against us;

•	anticipated or actual changes in laws, regulations or government policies applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States;

•	other events or factors, including those resulting from war, pandemics (including COVID-19), incidents of terrorism or responses to these events; and

•	the other factors described in the sections of this prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition and results of operations.

Sales, directly or indirectly, of a substantial amount of our common stock in the public markets by our existing security holders may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline. Immediately following the completion of this offering, Compass will own     % of our outstanding shares of common stock (or     % if the underwriters exercise their option to purchase additional shares in full). Future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act, for so long as such party is deemed to be our affiliates, unless the shares to be sold are registered with the SEC. This stockholder is entitled to rights with respect to the registration of its shares following this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” We are unable to predict with certainty whether or when such party will sell a substantial number of shares of our common stock. Many of our existing security holders have substantial unrecognized gains on the value of the equity they hold and may take steps to sell their shares or otherwise secure or limit their risk exposure to the value of their unrecognized gains on those shares. We are unable to predict the timing or effect of such sales on the market price of our common stock.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below.

In connection with this offering, we, all of our directors and executive officers and holders of substantially all of our outstanding securities have entered into market standoff agreements with us or lock-up agreements with the underwriters that restrict our and their ability to sell or transfer shares of our capital stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. In addition, Morgan Stanley may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period. If not otherwise early released, when the applicable market standoff and lock-up periods expire, we and our security holders subject to a lock-up agreement or market standoff agreement will be able to sell our shares freely in the public market, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144. Sales of a substantial number of such shares upon expiration of the lock-up and market standoff agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, as of June 30, 2021, we had stock options outstanding that, if fully exercised, would result in the issuance of              shares of common stock. All of the shares of common stock issuable upon the exercise of stock options, and the              shares of common stock reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Further, based on shares outstanding as of June 30, 2021, holders of              shares of our common stock will have rights after the completion of this offering, subject to certain conditions, to require us to file registration statements for the public resale of such shares or to include such shares in registration statements that we may file for us or other stockholders.

We will be a “controlled company” within the meaning of the Listing Rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Compass will control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Listing Rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our governance and compensation committees.

We intend to rely on these exemptions and, as a result, will not have a majority of independent directors on our board of directors or governance and compensation committees consisting entirely of independent directors upon the completion of this offering. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Listing Rules.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock and will continue to have substantial control over us after the offering.

Upon completion of this offering, our officers, directors, and principal stockholders (greater than 5% stockholders) collectively will beneficially own approximately     % of our issued and outstanding common stock (or     % of our issued and outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). Upon completion of this offering, Compass will own     % of our outstanding shares of common stock (or     % if the underwriters exercise their option to purchase additional shares in full). As a result, these stockholders will be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our Company or its assets, and may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging, or deferring a change of control, which could depress the market price of our common stock.

We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC and the securities regulators in the United States and by the Nasdaq Stock Market LLC, have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act as discussed in the following risk factor, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosures; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company,” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as December 31, 2026, the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (1) we have more than $1.07 billion in annual net sales in any fiscal year, (2) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year or (3) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock of $         per share is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $         in the pro forma as adjusted net tangible book value per share from the price you paid assuming that stock price. In addition, following this offering, purchasers who bought shares from us in the offering will have contributed     % of the total consideration paid to us by our stockholders to purchase              shares of common stock to be sold by us in this offering, in exchange for acquiring approximately     % of our total outstanding shares as of June 30, 2021, after giving effect to this offering. If the underwriters exercise their option to purchase additional shares, if we issue any additional stock options or warrants or any outstanding stock options are exercised, if RSUs are settled, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

We will have broad discretion in the use of the net proceeds we receive in this offering and may not use them in ways that prove to be effective.

We will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use, and it is possible that a substantial portion of the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition and results of operations could be harmed, and the market price for our common stock could decline.

Except for a one-time dividend payment to our existing stockholders prior to the completion of this offering, we do not currently intend to pay dividends for the foreseeable future.

Prior to the completion of this offering, we intend to make a one-time dividend payment to our existing stockholders. Except as stated in the preceding sentence, we currently intend to retain any future earnings to finance the operation and expansion of our business and we do not currently expect to declare or pay any other dividends in the foreseeable future. Moreover, the terms of our existing credit agreement restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their common stock after price appreciation, which may never occur as the only way to realize any future gains on their investment. As a result, investors seeking cash dividends should not purchase our common stock. See “Dividend Policy.”

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us or tender offer that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among other things, these provisions:

•

provide that, from and after the date that Compass first ceases to beneficially own more than 50% in voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors (the “Trigger Date”), directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•	prohibit stockholder action by written consent from and after the Trigger Date;

•

provide that, at any time after the Trigger Date, special meetings may only be called by or at the direction of the Executive Chairman of our board of directors, our board of directors or our Chief Executive Officer;

•

provide that, at any time after the Trigger Date, any alteration, amendment or repeal, in whole or in part, of any provision of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	establish advance notice requirements for nominations for elections to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. For information regarding these and other provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Pursuant to our amended and restated certificate of incorporation, which we will adopt at or prior to the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to us or our stockholders, (3) any action asserting a claim against us, or any of our current or former directors, officers, employees or stockholders arising pursuant to any provision of the Delaware General Corporation Law, or DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (5) any action or proceeding asserting a claim against us or any of our current or former directors, officers, employees or stockholders as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, and (6) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware; provided that, for the avoidance of doubt, the foregoing forum selection provision will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our amended and restated certificate of incorporation described above. See “Description of Capital Stock—Anti-Takeover Provisions.”

The forum selection provisions in our amended and restated certificate of incorporation may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.

GENERAL RISK FACTORS

Our quarterly results of operations may fluctuate, and if our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and securities analysts, the trading price of our common stock may decline.

Our quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

•	fluctuations in product mix;

•	our ability to effectively launch and manage new products;

•	fluctuations in the levels or quality of inventory;

•	fluctuations in capacity as we expand our operations;

•	our success in engaging existing customers and attracting new customers;

•	the amount and timing of our operating expenses;

•	the timing and success of new products launches;

•	the impact of competitive developments and our response to those developments;

•	our ability to manage our existing business and future growth; and

•	economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly results of operations may cause those results to fall below the guidance that we have provided to the public or the expectations of our investors and securities analysts, which could cause the trading price of our common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish and other unanticipated issues may arise.

In addition, we believe that our quarterly results of operations may vary in the future and that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises, or other catastrophic events.

Our principal offices and our distribution center are located in California, an area which has a history of earthquakes, and are thus vulnerable to damage. Natural disasters, such as earthquakes, wildfires, hurricanes, tornadoes, floods and other adverse weather and climate conditions; unforeseen public health crises, such as epidemics and pandemics, including the ongoing COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and fulfillment center or the operations of one or more of our third-party providers or vendors. In particular, these types of events could impact our merchandise supply chain, including the ability of third parties to manufacture and ship merchandise and our ability to ship products to customers from or to the impacted region. In addition, these types of events could negatively impact customer spending in the impacted regions. To the extent any of these events occur, our business, financial condition and results of operations could be adversely affected.

We are subject to periodic claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.

From time to time, we may be involved in litigation and other proceedings, including matters related to commercial disputes, product liability, intellectual property, trade, customs laws and regulations, employment, regulatory compliance and other claims related to our business. For example, a Private Attorneys General Act (PAGA) class action lawsuit was filed against us in the Superior Court of California for the County of Orange that alleges, among other things, violations of statutory employee, wage, meal and rest break laws. See “Business—Legal Proceedings” for additional information. Any other proceeding or audit could result in significant settlement amounts, damages, fines, penalties or other relief such as an injunction, divert financial and management resources and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies, or our insurance carriers may decline to fund such final settlements or judgments or all or part of the legal costs associated with the proceeding, which could have an adverse impact on our business, financial condition and results of operations. In addition, any such proceeding could negatively impact our brand equity and our reputation.

We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of international expansion efforts and other growth initiatives, the expansion of our marketing activities and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan”, “target,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our expectations regarding our net sales, cost of goods sold, gross profit, operating expenses and other operating results, as well as our ability to achieve and maintain future profitability;

•	our business plan, beliefs and objectives for future operations;

•	our ability to continue to experience and effectively manage our rapid growth;

•	our market opportunity, including our estimated domestic retail white space;

•	our international expansion plans;

•	our ability to promote our brand;

•	our ability to attract new customers and to retain and drive repeat purchases from our existing customers;

•	our ability to develop new products and bring them to market in a timely manner;

•	our expectations concerning relationships with third parties;

•	our ability to maintain, protect and enhance our intellectual property;

•	the effects of increased competition in our markets and our ability to compete effectively; and

•	economic and industry trends, projected growth or trend analysis.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and short-term and long-term business operations and objectives. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. For example, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and we cannot guarantee future results, performance or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance and events and circumstances may be materially different from what we expect. See “Where You Can Find Additional Information.”

INDUSTRY, MARKET, AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, is based on information from various sources, including our own estimates, as well as assumptions that we have made that are based on such data and other similar sources, and on our knowledge of the market for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

This prospectus also contains our Net Promoter Score, or NPS. NPS is a widely known survey methodology that measures consumers’ overall satisfaction with a company’s products and services and their loyalty to the brand. We measure NPS using a scale of zero to 10 based on a consumer’s response to the following survey question: “How likely are you to recommend 5.11?” Responses of nine or 10 are considered “promoters,” responses of seven or eight are considered passive, and responses of six or less are considered “detractors.” NPS is a percentage expressed as a numerical value, which we calculate by subtracting the percentage of total respondents who are detractors from the percentage of total respondents who are promoters. The NPS calculation gives no weight to consumers who decline to answer the survey question or respondents who are considered passive. Our NPS score of 76 was calculated on a rolling average using data from a survey of our consumers that we conducted over the 6-month period ended June 30, 2021.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $         million if the underwriters’ option to purchase additional shares is exercised in full. We will not receive any of the proceeds from the sale of common stock in this offering by the selling stockholders.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $         million, assuming the number of shares of our common stock offered by us remains the same, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $         million, assuming that the assumed initial public offering price of $         remains the same, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

The principal purposes of this offering are to repay our existing indebtedness, increase our capitalization and financial flexibility and facilitate access to the public equity markets for us and our stockholders.

We currently intend to use the net proceeds from this offering to repay all of the indebtedness under the Credit Agreement, which has an outstanding balance of $        as of            , 2021 ($        as of June 30, 2021). The interest rates related to the Term A Loan and our Revolving Loan can be elected as either the Base Rate, which is set to the Prime Rate or London InterBank Offered Rate (LIBOR) plus the applicable margin as specified in the Credit Agreement. The interest rate related to the Term B Loan is 12.0% per annum. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.” We intend to use the remaining net proceeds that we receive from this offering for working capital and other general corporate purposes, which may include research and development and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.

As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received upon completion of this offering. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as or plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

DIVIDEND POLICY

Except for a one-time dividend payment to our existing stockholders prior the completion of this offering, we currently do not intend to declare any dividends on our common stock in foreseeable future. Except as stated above, we currently intend to retain available funds and any future earnings for use in the operation of our business and do not anticipate paying any other dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, our Credit Agreement contains restrictions on our ability to pay cash dividends on our capital stock and our ability to pay dividends may be limited by the terms of any future debt or preferred securities we may issue or any future credit facility we may enter into. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021 on:

•	an actual basis;

•

a pro forma basis to give effect to the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws and the issuance of a one-time dividend payment to our existing stockholders prior to the completion of this offering; and

•

a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above; (ii) the sale and issuance by us of shares of our common stock offered in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of such proceeds to repay all of the outstanding indebtedness under our Credit Agreement concurrently with the close of this offering.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering. You should read this table together with our financial statements and related notes, and the sections titled “Prospectus Summary,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and pershare data)
Cash and cash equivalents	$17,304	$	$

Long-term debt (excludes debt issuance costs)	—
Credit Facility	—
Revolving Loan Facility	20,402
Term Loan A, due 2022	60,675
Term Loan B, due 2023	50,000
Total long-term debt (excludes debt issuance costs)	131,077
Stockholders’ equity:
common stock, $0.001 par value per share: shares authorized, issued, and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	47
Additional paid-in capital	244,120
Treasury Stock	(1,538)
Accumuated Other Comprehensive Income (Loss)	(207)
Accumulated Deficit	(9,000)

Total stockholders’ equity	233,422

Total capitalization	$364,499	$	$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, each of the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, each of the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming that the assumed initial public offering price, which is the midpoint of the price range set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The number of shares of our common stock to be outstanding after this offering is based upon            shares of our common stock as of June 30, 2021, and does not include:

•	shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2021, with a weighted-average exercise price of $ per share; and

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2021, with a weighted-average exercise price of $ per share; and

•

             shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, which will become effective in connection with the completion of this offering (which number includes the equity awards to be granted pursuant to the 2021 Plan that will become effective in connection with this offering).

In addition, on the date immediately prior to the date of this prospectus, any remaining shares of common stock available for issuance under our 2016 Plan will be added to the shares of our common stock reserved for issuance under our 2021 Plan, and we will cease granting awards under the 2016 Plan. Our 2021 Plan provides for automatic annual increases in the number of shares reserved thereunder, which are not reflected in the numbers above. See the section titled “Executive and Director Compensation—Executive Compensation Arrangements” for additional information.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of June 30, 2021, our historical net tangible book value was $        , or $        per share. Our historical net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2021.

As of June 30, 2021, our pro forma net tangible book value was approximately $         million, or $         per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2021 after giving effect to the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws; and a one-time dividend payment to our existing stockholders prior to the completion of this offering.

After giving effect to our sale in this offering of shares of our common stock, at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds to repay all of the outstanding indebtedness under our Credit Agreement concurrently with the close of this offering, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $        million, or $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution of $        per share to investors purchasing common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting our pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2021	$
Pro forma increase in net tangible book value per share

Pro forma net tangible book value per share as of June 30, 2021
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range reflected on the cover of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $        per share and would increase or decrease, as applicable, the dilution per share to new investors in this offering by $        per share, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by $        per share and would increase or decrease, as applicable, the dilution to new investors by $        per share, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced by          shares, or         % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to shares, or % of the total number of shares of our common stock outstanding after this offering. Additionally, if the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $        per share and the dilution in pro forma net tangible book value per share to investors in this offering would be $        per share.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2021, after giving effect to the pro forma adjustments described above, the difference between existing stockholders and new investors purchasing shares of common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at an assumed offering price of $        per share, which is the midpoint of the price range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$

New investors

Total		100%		$	100%

A $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by $        million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus remains the same.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own        % and our new investors would own        % of the total number of shares of our common stock outstanding after this offering.

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. To the extent we issue any additional stock options or any outstanding stock options or warrant are exercised, or we issue any other securities or convertible debt in the future, investors will experience further dilution.

The number of shares of our common stock to be outstanding after this offering is based upon shares of our common stock as of June 30, 2021, and does not include:

•	shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2021, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2021, with a weighted-average exercise price of $ per share;

•

             shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, which will become effective in connection with the completion of this offering (which number includes the equity awards to be granted pursuant to the 2021 Plan that will become effective in connection with this offering).

In addition, on the date immediately prior to the date of this prospectus, any remaining shares of common stock available for issuance under our 2016 Plan will be added to the shares of our common stock reserved for issuance under our 2021 Plan, and we will cease granting awards under the 2016 Plan. Our 2021 Plan provides for automatic annual increases in the number of shares reserved thereunder, which are not reflected in the numbers above. See the section titled “Executive and Director Compensation—Executive Compensation Arrangements” for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Prospectus Summary” and the financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are innovators who make purpose-built technical apparel, footwear and gear for life’s most demanding missions. Everything we do is centered on serving those who serve others and enabling them to live an “Always Be Ready” (“ABR”) lifestyle.

5.11 is a category-defining, global lifestyle brand and innovator of purpose-built technical apparel, footwear and gear for a passionate community of professional and everyday consumers. Our global brand is championed by a growing community of professional consumers (“Prosumers”), such as military personnel, law enforcement, first responders, and frontline workers, and functionally focused recreationalists (“Everyday Consumers”), who purchase our products for everyday use as they engage in a range of activities from fitness and training, to outdoor experiences such as hunting, hiking and overlanding. Since 2018, we added approximately 1.4 million new consumers to our owned retail and eCommerce channels and active DTC consumers reached 830,000 as of June 2021, representing a 42% CAGR since 2018, evidencing our growing and broad crossover appeal.

Since our inception, we have continuously developed and introduced innovative apparel, footwear and gear that are highly functional, technically-advanced and expertly designed setting the industry standard in each product category. Our head-to-toe offering serves Prosumers and Everyday Consumers across a range of activities, including fitness and training, outdoor adventures, workwear, uniform integration, and everyday use, among others. Our in-house innovation team developed industry-leading technology and designs with a growing portfolio of over 45 U.S. patents, issued or pending. We continuously leverage our capabilities to diversify our product mix.

Our global omnichannel platform is comprised of a rapidly growing DTC channel, which includes our owned retail locations, proprietary website, and third-party marketplace partners like Amazon, and a recurring Wholesale channel, which encompasses our Professional Wholesale, Consumer Wholesale, and International business. Our DTC business includes 81 5.11-operated U.S. retail stores as of June 30, 2021, our U.S. eCommerce digital platform, and U.S. marketplace sales through our third-party marketplace partners including Amazon. In 2020, DTC sales were 39% of our net sales. Our Professional Wholesale and International channels sell directly to dealers who in turn manage their own contracts with government agencies as well as maintain digital and physical storefronts. Our Consumer Wholesale channel is comprised of dealers, outdoor specialty retailers, and military exchanges and predominantly serves Everyday Consumers. Our International business includes retail locations and our International eCommerce sites. In 2020, Wholesale sales were 61% of our net sales.

Over the prior five years, we have invested over $70 million in capex to improve operating and fulfillment performance and support continued future growth. Since 2017, we have invested over $35 million in capabilities to further our eCommerce infrastructure, including a scalable, enterprise resource planning (“ERP”) system and distribution center in Manteca, California that enable more cost effective and timely delivery for our eCommerce orders. Our current infrastructure allows us to fulfill our orders accurately and effectively across all channels, including making certain shipments direct from the source to bypass our distribution centers, while still providing buffer capacity capabilities to support future expansion. During 2020, we shipped 29% of our eCommerce orders from our store locations. Internationally, we have established a network of over 3,200 dealers in over 120 countries who are an extension of our global sales infrastructure.

We have demonstrated rapid growth and strong profitability. In 2020, we achieved the following results compared to prior years:

•

Net Sales. In 2020, we had a total net sales of $401 million up from $389 million in 2019 and $348 million in 2018. This represents a CAGR, through a global pandemic, of 7% since 2018. Prior to the pandemic, we had a net sales CAGR of 12% from 2017 to 2019.

•

DTC. Our DTC channel has grown from 22% of total net sales in 2018 to 39% of total net sales as of 2020. Our proprietary eCommerce channel has seen rapid growth, growing at a 52% CAGR since 2018, while we have also grown our number of retail locations to 81, at a 27% CAGR since 2018.

•

Profitability. In 2020, our net income was $10.3 million and our Adjusted EBITDA was $54.5 million, up from $4.1 million and $47.3 million in 2019, respectively. We have seen continued margin expansion driven by the accelerated and increased penetration of our DTC business combined with the continued growth of our Wholesale business. In 2020, our gross margin and Adjusted EBITDA margin were 50% and 14%, respectively. This represents a margin improvement of 420 bps for gross margin and 350 bps for Adjusted EBITDA since 2018.

For a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA and Adjusted EBITDA margin useful and a discussion of the material risks and limitations of these measures, please see “Prospectus Summary—Summary Consolidated Financial Data.”

Factors Affecting our Results of Operations

Brand Awareness

Our ability to promote and maintain brand awareness and loyalty is critical to our success. We have a significant opportunity to continue to grow our brand awareness and loyalty through word of mouth, brand marketing and performance marketing. We have made significant investments to strengthen our brand through our marketing strategy, which includes brand marketing campaigns across platforms, including e-mail, digital, display, onsite, direct-mail, social media and brand ambassadors, as well as performance marketing efforts, including retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, SMS text messaging and affiliate marketing. We plan to continue to invest in our brand and performance marketing to help drive our future growth.

Customer Acquisition, Retention and Engagement

Our continued success depends in part on our ability to attract, retain, and drive repeat purchases from, our existing consumers. We monitor retention across our entire customer base. Our goal is to attract and convert retail store and website visitors into active DTC consumers and foster relationships that drive repeat purchases. As of June 30, 2021, we had approximately 830,000 active DTC consumers, up from 595,000 active DTC consumers as of December 31, 2020. Over the last two years, we have consistently increased the percentage of net sales from repeat customers while also continuing to increase the number of new DTC consumers acquired, which equates to approximately 1.9 million consumers since 2014. These newly acquired consumers are supplemented by the embedded growth from prior-year cohorts’ consumers who continue to purchase from us.

Execution of our DTC Strategy

Expansion and Relevance of Digital Platform

Our digital platform consists of website, www.511tactical.com and our International eCommerce sites. Our website features our product catalog, detailed product information, consumer reviews, and enables us to maintain direct relationships with our consumers, elevate the brand experience and better understand shopping preferences and behavior. Our website had approximately 26 million visitors in 2020 and drives a significant portion of our online sales. As we expand our digital platform, we are able to generate additional net sales through our website and enhance the brand experience.

Store Expansion and Economics

Our store count reflects all retail stores open at the end of a reporting period. Prior to opening a new store, we evaluate its potential productivity and returns, including such new store’s upfront investment, and the likelihood of it achieving a targeted payback period of 18 months and attractive 4-Wall EBITDA Margins. We calculate 4-Wall EBITDA as net operating income from our retail stores adjusted to exclude depreciation and amortization expense. Four-wall Adjusted EBITDA means, for any period, a particular store’s Adjusted EBITDA, excluding any corporate selling, general and administrative expenses associated with each store. Four-wall Adjusted EBITDA margin means, for any period, a store’s four-wall Adjusted EBITDA divided by that store’s net sales. 4-Wall EBITDA Margin is calculated by dividing 4-Wall EBITDA by net retail sales. In connection with opening new stores, we incur pre-opening costs, which primarily consist of payroll, travel, training, marketing, initial opening supplies, costs of transporting initial inventory and fixtures to store locations, and occupancy costs incurred from the time of possession of a store site to the opening of that store.

New Product Development and Innovation

The evolution of our lines of technical apparel, footwear and gear, and the expansion of our product assortment across new product categories has contributed meaningfully to our performance and we intend to continue investing in the development and introduction of new products. As we introduce additional products, we expect that they will help expand our addressable market. We expect new products to be accretive to revenue. In connection with developing new products, we incur product costs which primarily consist of design, development, testing, sampling, and costs associated with tooling or molds for footwear and gear.

Government Agency Budgets and Contracting

A portion of our sales are derived from sales to international public agencies and third-party contractors and wholesalers, who sell our products to U.S. and international public agencies, including, but not limited to, law enforcement, fire and emergency response agencies. As such, we are exposed to the level of public funding of such public agencies. Any reduction in the budgets of such U.S. or international public agencies to purchase apparel, footwear or gear could negatively impact our sales.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization categorized COVID-19 as a pandemic and, during the second through fourth quarter of 2020, the COVID-19 pandemic continued to impact us. COVID-19 continues to spread throughout the United States and other countries across the world, and the duration, severity and ultimate impact on our business are currently unknown. The COVID-19 pandemic led to governments around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines, “shelter-in-place” and “stay-at-home” orders, travel restrictions, business curtailments, particularly retail operations and non-essential businesses, school closures, and other measures. In addition, governments and central banks in several parts of the world enacted fiscal and monetary stimulus measures to counteract the impacts of COVID-19. The public health situation, global response measures and corresponding impacts on various markets remain fluid and uncertain.

We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how it is impacting our customers, employees, supply chains, and distribution networks. The COVID-19 pandemic had a material impact on sales in our retail stores in 2020 but we are unable to quantify such impact at this time. The full extent to date of the COVID-19 pandemic cannot be accurately predicted at this time; however, we have experienced and expect to continue to experience reductions in customer demand in certain of our channels. The health of our team and various stakeholders is our highest priority, and we have taken multiple steps to provide support and a safe work environment. With the experienced reduction in demand, we reduced our controllable costs, including short-term actions to reduce labor costs, eliminating non-essential travel and reducing discretionary spending. Additionally, we proactively managed working capital and we reduced our capital spending plan for the year, without deferring many key strategic ongoing initiatives. Certain of our manufacturers experienced delays and shut-downs due to the COVID-19 pandemic. In order to manage the impact of these disruptions and meet our customers’ expectations, we increased our use of more expensive air freight during 2020 and 2021, which increased our cost of sales.

To address the financial impact of COVID-19, we have reduced variable operating expenses including travel and entertainment, sales and marketing, and payroll. The full extent of the ongoing impact of COVID-19 on our longer-term operational and financial performance will depend on future developments, including the duration and spread of the outbreak and any variants, the availability and efficacy of vaccines and the overall economic impact of the outbreak on the general economy. If the pandemic and its effects are more protracted than expected, the impact on our business, financial condition and results of operations could be incrementally worse and require more time for us to recover. However, there can be no assurance that these trends will continue and the ultimate impact of the COVID-19 pandemic remains uncertain.

For additional information regarding the impact of the COVID-19 pandemic on us, see “Risk Factors.”

How We Assess the Performance of Our Business

In addition to the measures presented in our financial statements, we use the following key operational and business metrics and non-GAAP financial measures to evaluate our business to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions.

	Year Ended December 31, 2020	Year Ended December 31, 2019	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	($ in millions, unless noted)
Comparable Sales Growth(1)	16%	13%	28%	7%
Store Count (at period end)	73	61	81	68
Channel Sales:
DTC	$156	$126	$89	$68
Wholesale	$245	$263	$119	$115
Channel Sales(2):
DTC	39%	32%	43%	37%
Wholesale	61%	68%	57%	63%
Category Sales(3):
Apparel	$258	$261	$134	$117
Gear	$102	$88	$52	$47
Footwear	$41	$40	$22	$19
Adjusted EBITDA(4)	$55	$47	$30	$21
Adjusted EBITDA Margin(4)	14%	12%	14%	12%

(1)	Comparable sales growth includes U.S. retail store sales and eCommerce.
(2)	Based on total net sales.

(3)

Category sales details are not available for the entirety of the business. For the metrics presented above the Company obtained category sales for the majority of the business (more than 90% of net sales) and applied the allocation to the consolidated revenues.

(4)

See the section titled “Prospectus Summary—Summary Consolidated Financial Data” for information regarding Adjusted EBITDA and Adjusted EBITDA Margin, including a reconciliation to the most directly comparable financial measure prepared in accordance with U.S. GAAP.

Comparable Sales Growth

Comparable Sales Growth allows us to evaluate how our store base and sites are performing on a comparable basis. We calculate comparable sales as follows: aggregate sales from our directly operated U.S. retail stores, own U.S. eCommerce digital platform and 511tactical.com; stores are added to the calculation in their 16th full fiscal month of operation.

Sales from partial months of operation are ignored when stores do not open or close on the first day of the month are exclusions from or adjustments to Comparable Sales Growth. Our calculation of Comparable Sales Growth may not be comparable to similar data made available by other retailers. We measure Comparable Sales Growth as the increase or (decrease) in comparable sales for a reporting period, compared to the prior reporting period.

Store Count

The total number of stores that sell our products directly to consumers, as well as the timing of store openings and closings, have, and will continue to have, an impact on our performance. Store count at the end of 2020 includes domestic stores owned and operated by us.

Channel Sales

DTC

Our DTC business includes 81 5.11-operated U.S. retail stores as of June 30, 2021, our U.S. eCommerce digital platform, 511tactical.com, and U.S. marketplace sales through our third-party marketplace partners including Amazon. In 2020, DTC sales were 39% of our net sales.

Wholesale

Our Wholesale channel includes the 5.11 Professional Wholesale, Consumer Wholesale, and International business. Our Professional Wholesale and International channels sell directly to dealers who in turn manage their own contracts with government agencies as well as maintain digital and physical storefronts. Our Consumer Wholesale channel is comprised of dealers, outdoor specialty retailers, and military exchanges and predominantly serves Everyday Consumers. Our International business includes retail locations and our International eCommerce sites. In 2020, Wholesale sales were 61% of our net sales.

Category Sales

Apparel

We design, source, market and distribute technical pants, shirts, shorts and outerwear. In 2020, Apparel sales accounted for 65% of our net sales.

Gear

We design, source, market and distribute functional technical products and complementary accessories including, multi-use bags and backpacks, tools, belts, flashlights, hats, plate carriers, knee and elbow protection, gloves and patches. In 2020, Gear sales accounted for 25% of our net sales.

Footwear

We design, source, market and distribute technical boots and shoes. In 2020, Footwear sales accounted for 10% of our net sales.

Adjusted EBITDA

We use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. We define Adjusted EBITDA as net income, as adjusted to exclude interest expense, net; income tax (benefit) expense; depreciation and amortization, net; (gain) loss on disposals of property and equipment; other (income), net (which includes management fees paid to CODI, a related party); stock-based compensation expense; and non-ordinary course business expenses, such as senior leadership severance, non-recurring inventory provision adjustments, non-recurring accounts receivable provision adjustments, and certain IPO costs. Our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. For a discussion of Adjusted EBITDA and the limitation on its use, and the reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Consolidated Financial Data.”

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin as Adjusted EBITDA as a percent of Net Sales.

Components of Results of Operations

Net sales

Net sales consist of sales of purpose-built, high performance technical apparel, gear and footwear to Prosumers and Everyday Consumers through our DTC and Wholesale channels. We recognize product sales at the time control is transferred to the customer, which is when the product is sold, shipped to the customer, or received by the customer. Net sales represent the sale of these items and shipping revenue, (including shipping and handling fees billed to customers) net of estimated returns and discounts. Net sales are primarily driven by the growth in the number of active DTC consumers, the frequency with which active DTC consumers purchase and the average order value.

Cost of sales

Cost of sales consists principally of the cost of purchased merchandise and includes the expenses incurred to acquire and produce inventory for sale, including product costs, inbound freight costs, import costs, outbound freight costs, sourcing costs, third-party royalties, as well as provisions for excess and slow-moving merchandise and inventory shrinkage. Our cost of sales has and may continue to fluctuate with the cost of the raw materials used in our products as well as the costs to acquire inventory, such as inbound freight costs. As we continue to grow our DTC business, we expect cost of sales to decrease as a percentage of net sales.

Gross profit

We define gross profit as net sales less cost of sales. Our gross profit has increased historically and may fluctuate from period to period based on a number of factors, including the timing and mix of the product offerings we sell, the sales mix between our Wholesale and DTC channels, as well as our ability to reduce costs, in any given period.

Operating expenses

Our operating expenses consist of selling, general and administrative expenses and depreciation and amortization.

Selling, general and administrative expenses

Selling, general, and administrative (“SG&A”) expenses consist primarily of marketing costs, employee compensation and benefits costs, costs of our warehousing and logistics operations, costs of operating on third-party marketplaces, costs to operate our Company-owned retail stores (including lease costs), non-cash stock-based compensation, and general corporate infrastructure expenses, including certain facilities costs, software expenses, and legal expenses. We expect our selling, general, and administrative expenses to increase in absolute terms as we continue to grow our business. We also anticipate that we will incur significant additional legal, accounting, insurance, investor relations and other expenses to support our transition to and operations as a public company, including costs associated with our compliance with the Sarbanes-Oxley Act.

Depreciation and amortization

Depreciation and amortization expense consists primarily of depreciation and amortization associated with the leases for our stores, leasehold improvements and capitalized software related to our ERP system. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or term of the lease, which is generally 5 to 10 years.

Interest expense—net

Interest expense—net consists of interest from our Credit Agreement (as defined below); the interest rates related to the Term A Loan (as defined below) and our Revolving Loan (as defined below) can be elected as either the Base Rate, which is set to the Prime Rate or London InterBank Offered Rate (LIBOR) plus the applicable margin as specified in the Credit Agreement. The interest rate related to the Term B Loan is 12.0% per annum.

Other expense—net

Other expense—net consists of gain or loss on the disposal of assets, and foreign exchange gain or loss, and management fees paid to CODI (which will terminate upon the consummation of this offering).

Income tax expense/(benefit)

Our income tax expense/(benefit) consists of an estimate of federal, state and foreign income taxes based on enacted federal, state and foreign tax rates, as adjusted for allowable credits, deductions and uncertain tax positions.

Foreign currency translation adjustments

Certain of our subsidiaries have operations outside of the United States, and the local currency is typically the functional currency. The financial statements are translated into U.S. dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during the year for results of operations. Foreign currency transaction gains or losses are included in the consolidated statements of operations and comprehensive income; however, such amounts historically have not been material.

Results of Operations

The following table sets forth our consolidated statements of income for the periods presented:

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
	(in thousands)
Net sales	$401,106	$388,645	$208,410	$183,415
Cost of sales	198,861	197,051	98,475	91,838

Gross profit	202,245	191,594	109,935	91,577

Operating expenses:
Selling, general and administrative	150,750	147,060	81,691	72,031
Depreciation and amortization	21,085	21,125	10,701	10,437

Total operating expenses	171,835	168,185	92,392	82,468

Income from operations	30,410	23,409	17,543	9,109
Interest expense—net	14,502	17,952	6,003	7,575
Other expense—net	1,743	878	199	990

Income before income tax expense	14,165	4,579	11,341	544
Income tax expense/(benefit)	3,847	481	2,832	463

Net income (loss)	10,318	4,098	8,509	81

Foreign currency translation adjustments	(125)	(1)	(108)	(39)
Comprehensive income/(loss)	$10,193	$4,097	$8,401	$42

The following table sets forth our results of operations as a percentage of net sales for the periods presented:

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
	(as percentage of net sales)
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	49.6%	50.7%	47.3%	50.1%

Gross profit	50.4%	49.3%	52.7%	49.9%

Operating expenses:
Selling, general and administrative	37.6%	37.8%	39.2%	39.3%
Depreciation and amortization	5.3%	5.4%	5.1%	5.7%

Total operating expenses	42.8%	43.3%	44.3%	45.0%

Income from operations	7.6%	6.0%	8.4%	5.0%
Interest expense—net	3.6%	4.6%	2.9%	4.1%
Other expense—net	0.4%	0.2%	0.0%	0.0%

Income before income tax expense	3.5%	1.2%	5.4%	0.3%
Income tax expense/(benefit)	1.0%	0.1%	1.4%	0.3%

Net income (loss)	2.6%	1.1%	4.1%	0.0%

Foreign currency translation adjustments	0.0%	0.0%	0.0%	0.0%
Comprehensive income/(loss)	2.5%	1.1%	4.0%	0.0%

For the six months ended June 30, 2021, compared to the six months ended June 30, 2020

Net sales: Net sales increased $25.0 million, or 13.6%, to $208.4 for the six months ended June 30, 2021, from $183.4 million for the six months ended June 30, 2020. The change is primarily due to growth of $20.9 million, or 30.8% in the DTC channel. Within the DTC channel, 5.11 owned retail stores grew by $13.9 million, or 49.7%, largely due to thirteen new retail store openings since June 2020 (bringing the total store count to eighty-one as of June 30, 2021) as well as positive growth in same-store sales for the six months ended June 30, 2021 as compared to the same period last year which was negatively impacted by the effects of the COVID-19 pandemic. Net sales were also positively impacted by domestic wholesale sales growth of $7.2 million, up 9.5% from the prior year comparable period which was negatively impacted by the effects of the COVID-19 pandemic. The increase in net sales was partially offset by a decrease of $6.8 million in sales in our direct-to-agency business (“DTA”) as we fulfilled a large contract in the first half of 2020 which did not repeat in 2021.

Cost of sales: Cost of sales increased $6.6 million, or 7.2%, to $98.5 million for the six months ended June 30, 2021, from $91.8 million for the six months ended June 30, 2020. The increase in cost of sales was primarily due to the $8.1 million, or 30.6%, increase in costs of sales in our DTC channel driven by the increase in net sales as noted above.

Gross profit: Gross profit increased $18.4 million, or 20.0%, to $109.9 million for the six months ended June 30, 2021, from $91.6 million for the six months ended June 30, 2020. Growth in gross profit was driven by the increase in net sales, primarily in the DTC channel. Growth in gross profit grew faster than growth in net sales as sales in the DTC channel realize higher gross profit than wholesale sales.

Operating expenses: Operating expenses increased $9.9 million, or 12.0%, to $92.4 million for six months ended June 30, 2021, from $82.5 million for the six months ended June 30, 2020.

Selling, general and administrative expense: Selling, general and administrative expense increased $9.7 million, or 13.4%, to $81.7 million for the six months ended June 30, 2021, from $72.0 for the six months ended June 30, 2020. The increase in selling, general and administrative expense for the six months ended June 30, 2021, as compared to the prior year comparable period was driven by $3.0 million, or 21.2%, increase in costs associated with additional retail stores (eighty-one open in 2021 versus sixty-eight open in 2020 during the comparable period), as well as additional sales and marketing spend to drive digital sales. For the six months ended June 30, 2020, management significantly reduced variable expenses, including payroll, bonus, travel and entertainment, and sales and marketing, as a response to decreased sales from the effects of the COVID-19 pandemic. While management continues to control and reduce variable expenses, payroll and bonus for the first half of 2021 increased by $4.1 million, or 15.3%, in correlation with the increase in net sales.

Depreciation and amortization: Depreciation and amortization increased $0.3 million, or 2.5%, to $10.7 million for the six months ended June 30, 2021, compared $10.4 million for the six months June 30, 2020. The change is primarily due to the additional retail stores (eighty-one open in 2021 versus sixty-eight open in 2020 during the comparable period).

Interest expense—net: Interest expense—net decreased $1.6 million, or 20.8%, to $6.0 million for the six months ended June 30, 2021, from $7.6 million for the six months ended June 30, 2020. The decrease in net interest expense was primarily due to a decrease of $46.9 million in our total debt from June 30, 2020.

Other expense—net: Other expense—net decreased $0.8 million, or 79.9%, to $0.2 million for the six months ended June 30, 2021, from $1.0 million for the six months ended June 30, 2020. The decrease in net other expense was driven by fewer losses on foreign exchange during the six months ended June 30, 2021, as compared to the six months ended June 30, 2020.

Income tax expenses: Our income tax expense increased $2.4 million, or 512%, to $2.8 million for the six months ended June 30, 2021, from $0.5 million for the six months ended June 30, 2020. The increase in income tax expense was primarily due to the increase in our operating income based on factors described above.

Net income: As a result of the items discussed above, for the six months ended June 30, 2021, we recorded net income of $8.5 million, an increase of $8.4 million from $0.08 million recorded for the six months ended June 30, 2020.

Comprehensive income/(loss): As a result of the items discussed above, for the six months ended June 30, 2021, we recorded comprehensive income of $8.4 million, an increase of $8.4 million from $0.04 million recorded for the six months ended June 30, 2020.

For the fiscal year ended December 31, 2020, compared to the fiscal year ended December 31, 2019

Net sales: Net sales increased $12.5 million, or 3.2%, to $401.1 million for the fiscal year ended December 31, 2020, from $388.6 million for the fiscal year ended December 31, 2019. The increase in net sales was primarily due to growth in the DTC channel, specifically our digital platform which experienced growth of $25.8 million, or 71.6%. Growth in the digital platform was driven by the effects of the COVID-19 pandemic; as wholesale dealers and retailers (including 5.11 owned retail stores) closed in response to the pandemic, consumers shifted their purchases online. The increase in net sales for the year ended December 31, 2020, as compared to the prior year, was partially offset by a decrease of $17.6 million, or 6.7%, in our Wholesale revenues. Store traffic in the Wholesale channels were impacted by the effects of the COVID-19 pandemic, which included government mandated store closures.

Cost of sales: Cost of sales increased $1.8 million, or 1.0%, to $198.9 million for the fiscal year ended December 31, 2020, from $197.1 million for the fiscal year ended December 31, 2019. The increase in cost of sales was primarily due to an increase of $9.9 million, or 19.4%, due to the increase in net sales through our DTC channel, as noted above, as well as a $1.3 million increase to reserves for excess and obsolete inventories. This increase was offset by a decrease of $10.1 million, or 7.0%, in costs of sales in the Wholesale channel due to the decrease in net sales through the Wholesale channel as noted above. Near the end of the fiscal year ended December 31, 2020, the Company began to incur increased costs of sales, specifically inbound freight, which was unfavorably impacted by the effects of the COVID-19 pandemic.

Gross profit: Gross profit increased $10.7 million, or 5.6%, to $202.2 million for the fiscal year ended December 31, 2020, from $191.6 million for the fiscal year ended December 31, 2019. The growth in gross profit for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily due to the increase in sales, specifically within our DTC channel as mentioned above and was partially offset by additional inventory reserves and increased inbound freight and expense as noted above.

Operating expenses: Operating expenses increased $3.6 million, or 2.2%, to $171.8 million for fiscal year ended December 31, 2020, from $168.2 million for the fiscal year ended December 31, 2019.

Selling, general and administrative expense: Selling, general and administrative expense increased $3.7 million, or 2.5%, to $150.8 million for the fiscal year ended December 31, 2020, from $147.1 million for the fiscal year ended December 31, 2019. The increase in selling, general and administrative expenses was due to costs associated with growing our DTC channel, including: a $1.9 million, or 51.2%, increase in marketing spend to drive demand through our digital platform and a $3.0 million increase, or 11.6%, associated with additional 5.11 owned retail stores (73 open in 2020 versus 61 open in 2019 during the comparable period).

Depreciation and amortization: Depreciation and amortization remained flat at $21.1 million for the fiscal year ended December 31, 2020, compared $21.1 million for the fiscal year ended December 31, 2019. The Company reduced planned capital expenditures for the year ended December 31, 2020 due to the impact of the COVID-19 pandemic, as such a low number of fixed assets were deployed which had a minimal impact on depreciation expense for the year ended December 31, 2020.

Interest expense—net: Interest expense—net decreased $3.5 million, or 19.2%, to $14.5 million for the fiscal year ended December 31, 2020, from $18.0 million for the fiscal year ended December 31, 2019. The decrease in net interest expense was primarily due to a decrease of $30.9 million in our total debt from December 31, 2019.

Other expense—net: Other expense—net increased $0.9 million, or 98.6%, to $1.7 million for the fiscal year ended December 31, 2020, from $0.9 million for the fiscal year ended December 31, 2019. The increase in net other expense was primarily due to losses on foreign exchange during the fiscal year ended December 31, 2020.

Income tax expenses: Our income tax expense increased $3.4 million, or 699.8%, to $3.8 million for the fiscal year ended December 31, 2020, from $0.5 million for the fiscal year ended December 31, 2019. The increase in income tax expense was primarily due to the increase in our operating income based on factors described above.

Net income: As a result of the items discussed above, for the fiscal year ended December 31, 2020, we recorded net income of $10.3 million, an increase of $6.2 million from $4.1 million recorded for the fiscal year ended December 31, 2019.

Comprehensive income/(loss): As a result of the items discussed above, for the fiscal year ended December 31, 2020, we recorded comprehensive income of $10.2 million, an increase of $6.1 million from $4.1 million recorded for the fiscal year ended December 31, 2019.

Seasonality

Unlike the traditional apparel industry, the technical apparel industry is generally not seasonal in nature. However, due to our continued strong sequential growth as well as our decision to conduct select promotions during the holiday season we historically have generated a higher proportion of net sales, and incurred higher selling and marketing expenses, during the fourth quarter of the year compared to other quarters, and we expect these trends to continue.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the eight quarters ended June 30, 2021. In our opinion, the unaudited consolidated statements of operations data set forth below has been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
	(in thousands)
Net sales	$108,534	$99,877	$119,284	$98,407	$87,634	$95,780	$109,667	$98,053
Cost of goods sold	50,672	47,803	59,881	47,142	43,313	48,524	54,697	49,849

Gross profit	57,862	52,074	59,403	51,265	44,321	47,256	54,970	48,204
Operating expenses:
Selling, general, and administrative	41,080	40,611	41,684	37,036	34,764	37,267	40,299	36,702
Depreciation and amortization	5,343	5,358	5,352	5,296	5,284	5,153	5,400	5,276

Total operating expenses	46,423	45,969	47,036	42,332	40,048	42,420	45,699	41,978
Net (loss) income from operations	11,439	6,105	12,367	8,933	4,273	4,836	9,271	6,226
Interest expense, net	2,903	3,100	3,389	3,538	3,628	3,947	4,144	4,493
Other income / (expense), net	38	(238)	(273)	(480)	(369)	(621)	(220)	(118)

Net income before income tax provision	8,574	2,767	8,705	4,915	276	268	4,907	1,615
Provision for income taxes	2,064	768	1,863	1,521	289	174	(261)	431
Net income	$6,510	$1,999	$6,842	$3,394	$(13)	$94	$5,168	$1,184

Adjusted EBITDA

The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Adjusted EBITDA on a consolidated basis. For information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, please see “Prospectus Summary—Summary Consolidated Financial Data.”

	Three Months Ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
	(in thousands)
Net income	$6,510	$1,999	$6,842	$3,394	$(13)	$94	$5,168	$1,184
Add (deduct):
Other income (loss), net	147	212	147	398	579	430	143	245
Gain/loss on disposal	(213)	—	43	—	—	680	0	(0)
Provision for income taxes	2,064	768	1,863	1,521	289	174	(261)	431
Depreciation and amortization	5,343	5,358	5,352	5,296	5,284	5,153	5,400	5,276
Stock-based compensation expense	660	627	619	715	640	515	619	546
Interest Expense	2,903	3,100	3,389	3,538	3,628	3,947	4,144	4,493
Transaction Costs	—	—	—	—	—	—	—	—
Expenses related to non-ordinary course disputes	—	—	—	—	—	—	—	244

Adjusted EBITDA	$17,413	$12,064	$18,255	$14,861	$10,407	$10,993	$15,212	$12,419

Adjusted EBITDA Margin	16%	12%	15%	15%	12%	11%	14%	13%

Liquidity and Capital Resources

Historically, we have satisfied our liquidity needs through cash generated from operations and various borrowing arrangements. In the past, our principal ongoing liquidity needs have included purchases of equipment, including the buildout of our distribution center in Manteca, CA and opening of Company owned retails stores, as well as inventory purchases.

We believe that our cash from operations, proceeds from our initial public offering and borrowings available to us pursuant to the Credit Agreement (as defined below), will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. We also currently intend to use the net proceeds from this offering to repay all of the indebtedness under our Credit Agreement. Our cash from operations may be negatively impacted by a decrease in demand for our products as well as the other factors described in “Risk Factors.”

The following table summarizes our consolidated cash flow statement as of December 31, 2019, 2020 and as of June 30, 2020 and 2021.

	December 31,		June 30,
(in thousands)	2020	2019	2021	2020
Net cash provided by operating activities	$46,942	$29,119	$27,677	$18,556
Net cash used in investing activities	(9,908)	(9,821)	(4,951)	(5,191)
Net cash provided by (used in) financing activities	(31,522)	(18,577)	(23,726)	(7,346)
Effect of exchange rate changes on cash	(125)	(1)	(108)	(39)

Net increase in cash	$5,387	$720	$(1,108)	$5,980

Operating Activities

Net cash provided by operating activities consists of net income adjusted for certain non-cash items (principally depreciation and amortization, and to a lesser extent, stock-based compensation and deferred income taxes, among other things), and the effect of changes in operating assets and liabilities.

Net cash provided by operating activities was $27.7 million for the six months ended June 30, 2021, compared to $18.6 million for the six months ended June 30, 2020. The change is primarily due to the $8.4 million increase in net income for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Net cash provided by operating activities was $46.9 million for the fiscal year ended December 31, 2020, compared to $29.1 million for the fiscal year ended December 31, 2019. This increase is primarily due to the increase in net income of $6.2 million for the fiscal year ended December 31, 2020, as compared to the fiscal year ended December 31, 2019. Net cash provided by operating activities was also increased by a year over year decrease in inventory as well as an increase in accrued liabilities as the Company chose to age payments to inventory vendors as a response to the impact of COVID-19.

Investing Activities

Our investing activities consist primarily of purchases of property and equipment. In addition, we invest in capital expenditures to maintain and update our existing stores.

Net cash used in investing activities was $5.0 million for the six months ended June 30, 2021, compared to $5.2 million for the six months ended June 30, 2020.

Net cash used in investing activities was $9.9 million for the fiscal year ended December 31, 2020 and remained flat compared to $9.8 million for the fiscal year ended December 31, 2019.

Financing Activities

Financing activities consist primarily of payments on our line of credit and long-term debt, payment of debt issuance costs, exercise of stock options and stock repurchases.

Net cash used in financing activities was $23.7 million for the six months ended June 30, 2021, compared to $7.3 million for the six months ended June 30, 2021. The change is primarily due to an increase of payments against the Revolving Loan and the Term A loan for the six months ended June 30, 2021, as compared to the six months ended June 30, 2020.

Net cash used in financing activities was $31.5 million for the fiscal year ended December 31, 2020, compared to $18.6 million for the fiscal year ended December 31, 2019. This increase is due to an increase of payments against our Revolving Loan for the fiscal year ended December 31, 2020, as compared to the fiscal year ended December 31, 2019.

Credit Agreement

In connection with the acquisition of 5.11 Acquisition Corp., on August 31, 2016, our wholly-owned subsidiaries, 5.11, Inc. and 5.11 TA, Inc., entered into a secured credit agreement with Compass, a related party, as amended from time to time (the “Credit Agreement”). The Credit Agreement provides for (i) a Term A loan of up to $180.0 million, which matures on August 16, 2026 (the “Term A Loan”), (ii) a Term B loan of up to $55.0 million, which matures on August 16, 2027 (the “Term B Loan”), and (iii) a revolving loan facility of up to $43.0 million, which matures on August 31, 2022 (the “Revolving Loan”). As of June 30, 2021, $20.4 million was outstanding on the Revolving Loan at a weighted average interest rate of 5.25%, leaving $17.6 million available for additional borrowing under the Credit Agreement. The maximum month-end balance on the Revolving Loan during the six-months ended June 30, 2021 was $20.4 million. See “Certain Relationships and Related Party Transactions—Debt Financing and Special Distribution to Stockholders.”

As of June 30, 2021, we had $131.1 million in principal balance outstanding, less $0.6 million in unamortized loan issuance costs, for a net debt balance of $130.5 million. The interest rates related to the Term A Loan and the Revolving Loan can be elected as either the Base Rate, which is set to the Prime Rate or London InterBank Offered Rate (“LIBOR”) plus the applicable margin as specified in the Credit Agreement (5.75%, 6.00% and 7.04% at June 30, 2021, December 31, 2020 and December 31, 2019, respectively). The interest rate related to the Term B Loan facility is 12.0% per annum.

We had outstanding borrowings on the line of credit under the Credit Agreement as of June 30, 2021, December 31, 2020 and 2019 totaling $20.4 million, $5.8 million and $30.8 million, respectively. The Revolving Loan capacity was $38.0 million, $43.0 million and $43.0 million at June 30, 2021, December 31, 2020 and December 31, 2019, respectively, resulting in unused borrowing capacity of $17.6 million, $37.2 million and $12.2 million at June 30, 2021, December 31, 2020 and December 31, 2019, respectively. The interest rate related to the Revolving Loan is the Prime Rate plus 4.25% (2021), 4.50% (2020), 4.75% (2019), (7.50%, 7.75% and 9.5% as of June 30, 2021, December 31, 2020 and December 31, 2019, respectively) or LIBOR plus 4.25% (2021), 4.50% (2020), 4.75% (2019) (5.25%, 5.5% and 6.45% as of June 30, 2021, December 31, 2020 and December 31, 2019, respectively). As of June 30, 2021, there were no borrowings under the revolving line of credit subject to the Prime Rate plus 4.25%.

The Credit Agreement contains customary affirmative and negative covenants, including covenants that impose restrictions on, among other things, capital expenditures, payment of dividends, and additional indebtedness. These covenants also place restrictions on asset sales, dividends and certain transactions with affiliates. We are also subject to certain financial covenants, which are tested quarterly and if breached, may result in a default under the relevant agreement. (See “Note 7 – Financing Arrangements” to the consolidated financial statements included elsewhere in this prospectus for more detail regarding the Credit Agreement). We entered into amendments to the Credit Agreement in June 2018, August 2019, and September 2020 whereby certain financial covenants were amended.

Dividend Policy

Except for a one-time dividend payment to our existing stockholders prior to the completion of this offering, we currently do not intend to declare any dividends on our common stock in the foreseeable future. See the section titled “Dividend Policy” for additional information.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Examples of such estimates include uncollectible accounts receivable, inventory valuation, sales returns, tax contingencies, valuation of deferred tax assets, estimates on the valuation of share-based awards, and recoverability of long-lived assets and goodwill. Actual results may materially differ from these estimates. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business or as new information becomes available. These revisions can affect operating results. We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations. See Note 1 to our financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies.

Accounts Receivable and Allowances

We extend credit to customers in the normal course of business, subject to established credit limits, and sell products through a distribution network of dealers and retailers and through direct sales to government agencies and via our website. Accounts receivable, net in the consolidated balance sheets included in our financial statements included elsewhere in this prospectus consist of amounts due from customers, net of allowances for doubtful accounts, sales returns, sales discounts, and sales incentives. The allowance for doubtful accounts is determined by evaluating individual customer receivables, based on contractual terms, and reviewing the customer’s financial condition and credit history, along with current economic conditions. Bad debt expense is included within selling, general, and administrative expenses in the accompanying consolidated statements of operations and comprehensive income.

The allowances for doubtful accounts, sales returns, and sales discounts are part of the allowances included in accounts receivable (see Note 2 to our financial statements included elsewhere in this prospectus). We make adjustments to the allowances if the evaluation of allowance requirements differs from the actual aggregate reserve in the period in which the facts that give rise to the revision become known.

Inventories

Inventories, which are predominantly finished goods, are valued at the lower of cost or net realizable value, with cost determined using the standard cost method. We write down excess and slow-moving inventory on hand to reduce the carrying amount of slow-moving merchandise to its estimated net realizable value. The write downs are based upon several factors, including historical sales, current bookings, and estimated forecast for demand. If actual conditions are less favorable than those previously estimated by management, additional inventory write-downs could be required.

Definite-Lived Intangible Assets

Definite-lived intangible assets, consisting of trade name, customer relationships, and patents are amortized using the straight-line method over their estimated useful lives ranging from 10 to 15 years.

Impairment or Disposal of Long-Lived Assets

We review the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the asset. If the recoverability test indicates the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset using appropriate valuation methodologies that would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset’s carrying amount and its estimated fair value.

Goodwill and Indefinite-Lived Assets

Goodwill is not amortized but is tested for potential impairment, at a minimum on an annual basis, or when indications of potential impairment exist. We use a qualitative approach to test goodwill for impairment by first assessing qualitative factors to determine whether it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment testing. The qualitative factors we consider include, in part, the general macroeconomic environment, industry and market specific conditions for the reporting unit, financial performance including actual versus planned results and results of relevant prior periods, operating costs and cost impacts, as well as issues or events specific to the reporting unit. If qualitative factors are not sufficient to determine that the fair value of the reporting unit is more likely than not to exceed its carrying value, we will perform a quantitative test of the reporting unit whereby we estimate the fair value of the reporting unit using an income approach or market approach, or a weighting of the two methods. Under the income approach, we estimate the fair value of our reporting unit based on the present value of future cash flows. Cash flow projections are based on management’s estimate of revenue growth rates and operating margins and take into consideration industry and market conditions as well as company specific economic factors. The discount rate used is based on the weighted average cost of capital adjusted for the relevant risk associated with the business and the uncertainty associated with the reporting unit’s ability to execute on the projected cash flows. Under the market approach, we estimate fair value based on market multiples of revenue and earnings derived from comparable public companies with operating characteristics that are similar to our reporting unit. We performed qualitative assessments of goodwill and determined based on the economic conditions and industry and market considerations, that it was more likely than not that the fair value of goodwill was greater than its carrying value, therefore the quantitative impairment test was not performed. Therefore no impairment was recorded for the six month period ended June 30, 2021, and no impairment loss was recorded for the years ended December 31, 2020 and 2019.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We recognize deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and income during carryback years. If we determine that it is more likely than not that deferred tax assets will not be realized in the future, we would adjust deferred tax assets to their net realizable amount through a valuation allowance.

We recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to estimate and measure the tax benefit as the largest amount that is more likely than not of being realized upon ultimate settlement. We evaluate these uncertain tax positions on an annual basis. A change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Revenue Recognition

The Company recognizes the majority of its revenue from its DTC (brick-and-mortar retail stores as well as e-commerce) and wholesale distribution channels at a point in time when it satisfies a performance obligation and transfers control of the product to the respective customer. For the Company’s brick-and-mortar retail stores, revenue is typically recognized at the point of sale and includes estimates of variable consideration such as allowances for sales returns, where applicable. Revenue generated from the Company’s e-commerce site is recognized when merchandise is transferred to a common carrier. Revenue generated from the Company’s wholesale distribution channel is recognized when control transfers to the customer, which generally occurs upon shipment. The amount of revenue that is recognized is based on the transaction price, which represents the invoiced amount and includes estimates of variable consideration such as allowances for sales returns and markdowns, where applicable. The amount of variable consideration included in the transaction price may be constrained and is included only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized under the contract will not occur in a future period. All revenue is reported net of markdowns, discounts, sales taxes collected from customers on behalf of taxing authorities, and returns.

We record estimated sales returns in the same period that the related revenue is recorded. The provision for anticipated sales returns consists of customer returns and post-invoice sales discounts (consisting of both contractual and discretionary discounts that are expected to be granted at a later date). Estimates of returns and discounts are based on historical rates and estimated post invoice sales discounts expected but not yet finalized with customers. Actual returns, and discounts in any future period may differ from estimates recorded. If actual or expected future returns, discounts or claims were significantly different than reserves established, a reduction or increase to net revenues would be recorded in the period in which such determination was made.

Stock-Based Compensation

We account for share-based compensation expense for all share-based payment awards to employees and nonemployees based on estimated fair values.

Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards. We account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited.

These assumptions and estimates are as follows:

Fair value of common stock.    As our common stock is not publicly traded, the fair value was determined by our owners. Stock-based compensation for financial reporting purposes is measured based on updated estimates of fair value when appropriate, such as when additional relevant information related to the estimate becomes available.

Expected dividend yield.    We do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Expected volatility.    As we do not have a trading history for our common stock, the expected volatility was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in our industry which are either similar in size, stage of life cycle, or financial leverage.

Expected term.    The expected term of options represents the period of time that options are expected to be outstanding. Our historical stock option exercise experience does not provide a reasonable basis upon which to estimate an expected term due to a lack of sufficient data. For stock options granted, we estimate the expected term by using the simplified method. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

Risk-free interest rate.    The risk-free interest rate for the expected term of the options was based on the U.S. Treasury yield curve in effect at the time of the grant.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimation process, which could materially impact our future stock- based compensation expense.

Fair Value Measurements

We do not have any assets or liabilities carried at fair value in our consolidated financial statements.

Recent Accounting Pronouncements

See Note 1 to our financial statements included elsewhere in this prospectus for a description of recently adopted and recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of our business, we are exposed to market risks. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of credit risks, foreign exchange rate risks, and interest rate risks. The following discusses our exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus. Uncertainties that are either non-financial or not quantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.

Credit Risk

Credit risk is the risk that a counterparty to a business arrangement will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk associated with cash equivalents and trade receivables. We do not believe that our cash equivalents on deposit in excess of federally insured amounts present significant credit risks because the counterparties to the instruments consist of major financial institutions. We sell our products to approved customers on an open account basis, subject to established credit limits, cash in advance, or cash on delivery terms, and generally do not require collateral. These receivables are geographically disbursed, primarily throughout the United States, as well as in Europe, Australia, Asia, Mexico, South America, and other foreign countries where formal purchasing, dealer, or distributor agreements exist. We are subject to credit risk on the majority of its receivables and default by these parties would result in losses up to the recorded amount of the underlying receivables.

One customer accounted for more than 12%, 14% and 11% of our total outstanding accounts receivable balance as of June 30, 2021, December 31, 2020 and December 31, 2019, respectively. No single customer accounted for more than 10% of net sales for the six months ended June 30, 2021 or the years ended December 31, 2020 and 2019.

Foreign Exchange Risk

Foreign exchange risk arises from the possibility that we may incur losses or gains and cash restrictions or surpluses because of exchange rate fluctuations that increase the balances of foreign currency-denominated liabilities. We are exposed to currency risks arising from exposure to exchange rate variations between the United States dollar, the functional currency for presenting our financial statements, and the local currencies where certain of our subsidiaries operate. Certain of our subsidiaries have operations outside of the United States, and the local currency is typically the functional currency. Our consolidated financial statements are translated into U.S. dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during the year for results of operations.

Adverse fluctuations in relation to these currencies may adversely affect our revenue and profitability. Foreign currency transaction gains or losses are included in the accompanying financial statements included elsewhere in this prospectus. A depreciation of the U.S. dollar against the applicable local currency generally leads to an increase in our consolidated income. Conversely, an appreciation of the U.S. dollar against the applicable local currency generally leads to a decrease in our consolidated income. However, to date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

Interest Rate Risk

We have market risk exposure to changes in interest rates. In particular, as of June 30, 2021, $81.1 million of our total debt ($104.2 million as of December 31, 2020) was linked to certain variable rates, in particular LIBOR. There is an inherent risk in these liabilities, as increases in the applicable interest rates would result in increases in our financial expenses and debt service obligations associated with our floating-rate loans and financings.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. We intend to take advantage of the extended transition period; however, while we are majority owned we may be required to comply with new or revised financial accounting standards when the majority shareholder makes such adoptions until the majority shareholder’s ownership in 5.11 ABR Corp falls below 50%. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Our Mission

We are innovators who make purpose-built technical apparel, footwear and gear for life’s most demanding missions. Everything we do is centered on serving those who serve others and enabling them to live an “Always Be Ready” (“ABR”) lifestyle.

5.11: “Always Be Ready”

5.11 is a category-defining, global lifestyle brand and innovator of purpose-built technical apparel, footwear and gear for a passionate community of professional and everyday consumers. We are a brand of choice for those who demand uncompromising functionality, durability, and comfort of their gear. We serve elite professionals, ranging from military special operations forces to law enforcement, first responders and frontline workers, as well as everyday consumers who value our innovative product designs and identify with our ABR mindset. Our brand authenticity stems from decades of collaboration on product design and engineering directly with top professionals around the world, innovating to solve their greatest needs in the most mission-critical settings, where failure is not an option.

Our heritage dates back to the 1970’s when our 5.11 pants were originally designed by Royal Robbins for elite rock climbers. In the early 1990’s, the same 5.11 pant was adopted by the F.B.I. National Academy and became standard training issue because of its superior design and and performance. Trusted by law enforcement and military professionals ever since, our innovative products have formed the cornerstone of our brand. We are an outfitter of choice for our heroes who require rugged, functional, durable, and technically-advanced “badass” products capable of withstanding harsh conditions without sacrificing comfort. Our consumers’ needs and aspirations fuel our product innovation engine. We believe 5.11 is more than a logo to our consumers; it is a badge to be worn with pride that inspires confidence and reflects their identities. We are leveraging this foundation to expand our product expertise to a significantly larger market of underserved lifestyle-oriented consumers who identify with our brand positioning and share our ABR mindset.

Our global brand is championed by a growing community of deeply passionate and loyal consumers who share an authentic connection to 5.11. Our community was initially built by professional consumers (“Prosumers”), such as military personnel, law enforcement, first responders, and frontline workers, who personify the authenticity of our brand. These Prosumers require unwavering durability and reliability, but also value the design and comfort of our products, providing the versatility to wear our products both on and off duty. Over time, we have expanded our reach into functionally focused recreationalists (“Everyday Consumers”), who, we believe, are inspired by our Prosumers to live a life bigger than themselves and share our ABR mindset. These Everyday Consumers purchase our products for everyday use as they engage in a range of activities from fitness and training, to outdoor experiences such as hunting, hiking and overlanding. They look for daily wear that aligns with their comfort and style needs, while still enhancing performance and safety. Since 2018, we added approximately 1.4 million new consumers to our owned retail and eCommerce channels and active DTC channel consumers reached 830,000 as of June 2021, representing a 42% compound annual growth rate CAGR since 2018, evidencing our growing and broad crossover appeal.

Product innovation is at the core of 5.11’s heritage and identity. Since our inception, we have continuously developed and introduced innovative apparel, footwear and gear that are highly functional, technically-advanced and expertly designed setting the industry standard in each product category. Our head-to-toe offering serves Prosumers and Everyday Consumers across a range of activities, including fitness and training, outdoor adventures, workwear, uniform integration, and everyday use, among others. Our in-house innovation team developed industry-leading technology and designs with a growing portfolio of over 45 U.S. patents, issued or pending. We continuously leverage our capabilities to bring the same performance and comfort that has earned the loyalty of our Prosumers to our Everyday Consumers and continue to diversify our product mix.

Innovative Product Portfolio Spanning Multiple Use Cases

Note: Net sales referred to in the image above are for fiscal year ended December 31, 2020.

Building 5.11 into a DTC Led Omnichannel Platform

We are an innovator of purpose-built technical apparel, footwear and gear since our inception. Our global omnichannel platform is comprised of a rapidly growing DTC channel, which includes our owned retail locations, proprietary website, and third-party marketplace partners like Amazon, and a recurring Wholesale Channel, which encompasses our Professional Wholesale, Consumer Wholesale, and International business. Over the last ten years, we leveraged our heritage with Prosumers and invested in capabilities to create a global category-defining brand that also serves both Prosumers and Everyday Consumers on a direct basis. As we scale our DTC business, we leverage our brand authenticity to meet the needs of our consumers, whatever their needs might be. Since 2015, we have expanded our DTC mix from 9% of net sales to 39% for 2020.

DTC Sales Mix Evolution

We have accelerated our DTC journey by prioritizing the following initiatives:

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Amplifying the 5.11 Brand with Everyday Consumers: 5.11’s brand resonates with a broad base of passionate consumers who are driving rapid and sustained growth. We use our DTC channels to amplify the reach of our brand, derived from our high-performance, purpose-built products that our Prosumers rely on during their missions.

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Investing in Foundational eCommerce Infrastructure. Our growth has been enabled by our continued investment in digital infrastructure capabilities, our enhanced consumer experience through increased customization and curation, and our growing global supply chain. Since 2017, we have invested over $35 million in capabilities to further our eCommerce infrastructure, including a scalable, enterprise resource planning (“ERP”) system and distribution center in Manteca, California that enable more cost effective and timely delivery for our eCommerce orders.

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Accelerating our Capital Efficient Retail Growth Strategy. Since 2011, we have grown to 81 branded and owned retail locations across the U.S. as of June 30, 2021. Our locations provide an opportunity for 5.11 to showcase our diverse product assortment. Retail also provides an opportunity to further engage with consumers through our ABR mindset, with in-person, local community events and educational opportunities that elevate our experiential retail experience.

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Developing Best-in-Class DTC Capabilities. Our approach is to provide the consumer a uniform experience with aligned policies, practices, and pricing across their physical and digital shopping experiences. Functionality, such as Buy Online, Ship From Store and Buy Online and Return to Store are currently in place, while a buy Online Pickup In Store is in development. In 2020 post implementation of Buy Online Ship From Store, 29% of orders were fulfilled out of the company’s retail locations allowing for faster deliveries and more efficient use of inventory.

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Building a Diverse and Multidisciplinary Team. Over the last several years, we built a diverse, multidisciplinary team to drive our DTC growth strategy, including bringing on a SVP of Omni-Channel and Global VP of Product, both with extensive direct-to-consumer experience. Additionally, our Executive Chairman, Chief Financial Officer, Senior Vice President of Omni-Channel, Chief Marketing Officer, Vice President of Product and Vice President of People and Administration all have extensive public company, omnichannel retail experience.

Our Market Opportunity

Our market opportunity is both significant and supported by the demand of our innovative products providing an opportunity for future, profitable growth. As a category-defining brand, we believe our innovative products serving Prosumers and Everyday Consumers will continue to expand our addressable market.

U.S. Prosumer Opportunity. Our premium product offering addresses a large Prosumer base, including first responders, military personnel, on and off-duty public servants, non-active military and other functionally focused professionals such as contractors, utility workers, hospital professionals and others using 5.11 for professional applications. We estimate that the number of Prosumers in the U.S. is 52 million individuals as of 2020, and represents a $21 billion Prosumer total addressable market opportunity (“Prosumer U.S. TAM”).

U.S. Everyday Consumer Opportunity. Our products address a large Everyday Consumer base that lives a mission-ready lifestyle and engages in physically and mentally demanding activities ranging from fitness, hiking, hunting to overlanding. We estimate that the number of Everyday Consumers in the U.S. that purchase apparel, footwear and gear for these activities is 104 million individuals as of 2020, and represents a $23 billion Consumer total addressable market opportunity (“Consumer U.S. TAM”).

Total U.S. Opportunity. Across our Prosumers and Everyday Consumers, we believe we reach a total U.S. consumer base of 156 million individuals, or approximately two-thirds of the U.S. population over the age of 18, representing a $44 billion total addressable market opportunity (“Total U.S. TAM”) for 5.11. Today, we estimate a relatively low percentage of our addressable market is familiar with the 5.11 brand. We believe our relatively low awareness speaks to our sizable growth opportunity going forward.

International Opportunity. Internationally, we estimate our TAM to be significantly larger than our Total U.S. TAM. With 20% of our 2020 net sales derived overseas, we believe our proven ability to resonate with the global consumer positions 5.11 to capture significant share of this international market. Our ability to provide the same superior equipment already used by the best U.S. professionals is a key advantage we intend to leverage in our international expansion; allowing us to stay true to our professional heritage while providing an opportunity to expand to a broader consumer base living by the ABR mindset around the world.

Our Financial Performance

Our superior product offering and strong brand affinity has enabled us to deliver exceptional financial performance:

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Net Sales. In 2020, we had a total net sales of $401 million up from $389 million in 2019 and $348 million in 2018. This represents a CAGR, through a global pandemic, of 7% since 2018. Prior to the pandemic, we had a net sales CAGR of 12% from 2017 to 2019.

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DTC. Our DTC channel has grown from 22% of total net sales in 2018 to 39% of total net sales as of 2020. Our proprietary eCommerce channel has seen rapid growth, growing at a 52% CAGR since 2018, while we have also grown our number of locations to 81, at a 27% CAGR since 2018.

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Profitability. In 2020, our net income was $10.3 million and our Adjusted EBITDA was $54.5 million, up from $4.1 million and $47.3 million in 2019, respectively. We have seen continued margin expansion driven by the accelerated and increased penetration of our DTC business combined with the continued growth of our Wholesale business. The strength of our omnichannel platform is evidenced by the success we are experiencing in our DTC and Wholesale channels, both of which are growing and profitable. In 2020, our gross margin and Adjusted EBITDA margin were 50% and 14%, respectively. This represents a margin improvement of 420 bps for gross margin and 350 bps for Adjusted EBITDA since 2018.

For a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable GAAP financial measure, information about why we consider Adjusted EBITDA and Adjusted EBITDA margin useful and a discussion of the material risks and limitations of these measures, please see “Prospectus Summary—Summary Consolidated Financial Data.”

Our Competitive Strengths

Authentic Global Lifestyle Brand with Passionate Following

Since our inception, we have been a trusted brand by military, law enforcement, public safety, first responders and frontline workers and other service professionals around the world. No matter the mission or how demanding the environment, we believe we make gear of choice for professionals both on and off duty. This loyalty and trust, proven over decades from when the FBI first adopted our pants in 1992, is a powerful tool. This stamp of approval from the frontline public safety professional community creates a brand halo effect that propels our consumer business, allowing us to appeal to a broad range of consumers who embrace the outdoors, adventure, and appreciate our products’ superior technical performance. This level of sustained trust and passion for our products as demonstrated by professionals who act as unsolicited brand ambassadors and our strong net promoter score (“NPS”) of 76 for the first half of 2021 is a key competitive strength.

Deep Knowledge of Our Consumers Drives Our Product Development and Marketing

We believe much of our company and brand success is accredited to the loyalty of our consumers. We continuously strive to understand their evolving needs. Utilizing consumer insights through proprietary research, data, and analytics, we inform our product design and development teams to meet the demands and expectations of our loyal consumers. Having innovated closely with our Prosumers since 2003, we have a deep understanding and appreciation for the tactical issues they deal with daily. Seeing ourselves as problem-solvers first-and-foremost, we design products that provide solutions to the obstacles they encounter while on duty, enhancing the daily regimens of our professional end-users. Our consumers are passionate about their work and activities, and we match that passion as we continuously strive to build functional, durable, and comfortable products. Our reputation is a testament to the high-quality products we consistently deliver.

Not only is this insight helpful in product design and development, but also in our outbound marketing efforts, both domestically and internationally. We support and build our brand through a fully integrated, high-

impact marketing strategy which includes innovative and exclusive content, digital and social media, dedicated weekly Podcast, community-outreach, television and movie product placement and integrations, sponsorships, and local store activations and events that foster consumer engagement. Our brand is personified by our 5.11 Brand Ambassadors and Influencers, a diverse group of men and women we call “Badassadors” with a broad reach from throughout the United States and select international markets, comprised of special ops military, law enforcement, first responders and fitness experts who embody our brand.

Purpose-Built, Innovation-Led and High-Quality Product Offering

5.11’s DNA is readiness. We built our company on the foundation of addressing the needs of elite professionals around the world, outfitting them with the top-quality gear and equipment necessary to complete their missions. Built with purpose, we develop our products to address specific needs of professionals who put our products to test in the field and support product innovation.

Our process for development starts with the Prosumer. We engage with the end-user to get as much feedback as possible. We also engage industry and trade professionals to help find specific voids in the market worth targeting. We then aggregate all this data and insight internally, combining that information with how our own styles and products have performed over time. Product development meetings map out every step of the process, with ongoing assessments to continue iterating and improving our designs every step of the way. Our on-site prototyping lab leverages 3D digital prototyping technology, eliminating the need for physical samples and reducing both development times and costs. We only work with high-quality manufacturers and with our control of the material patents and intellectual property are able to dictate which manufacturer produces what products and where. We then put our product samples through rigorous quality control tests, internally and via third parties. If an in-development product fails to perform to our high standards we do not proceed.

The evolution of our original tactical pant is a key example of how we deliver durable apparel that is built to last and is embraced by our consumers by remaining true to our authentic brand heritage. Whether it is physical training, professional service or experiencing the outdoors, we developed head-to-toe assortment that serves our consumers across a range of use occasions. With a portfolio of over 36 U.S. and international issued patents, proprietary technologies and IP, we deliver an assortment that is unparalleled with a deep competitive advantage and is unrivaled.

Integrated Omnichannel Distribution Strategy

The foundation of our business model is to continue to strengthen our ability serve the Prosumer and Everyday Consumer however they prefer to engage and purchase with us, while simultaneously reinforcing our brand’s association and authenticity. Rather than taking the traditional channel approach to the business which we believe limits our potential, we enter trade areas with a tailored DTC and wholesale strategy for that market. By approaching trade areas in this manner, we are able to share inventory between our stores and eCommerce, optimize speed and efficiency with logistics that truly meet our Prosumers’ and Everyday Consumers’ needs wherever they prefer to shop, rather than directing them into a particular channel. This principle of product accessibility and adopting to consumers’ shopping choices drives brand building and organic lead generation. Though each channel is able to function profitability on an individual basis, the value we derive from our channels working in concert is a competitive strength.

Our integrated channels include:

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DTC. Our DTC channel is comprised of our 511tactical.com website, our growing network of retail stores, as well as our third-party marketplace partners. Our own website has grown significantly and drives a meaningful portion of our online sales. We also operate 81 company owned retail stores in 26 states, with plans to grow our footprint further. Both our online and company operated locations enable us to maintain direct relationships with consumers, elevate the brand experience and better understand shopping preferences and behavior. Through our DTC channel, we are able to serve both Prosumers and Everyday Consumers with our extensive product assortment of crossover appeal.

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Wholesale. Our Wholesale channel is comprised of our Professional Wholesale, Consumer Wholesale and International business. Our Professional Wholesale channel specializes in demand creation for formal procurement through specification of 5.11 on government contracts around the world. These contracts are serviced by a global dealer network that also owns and maintains digital and physical storefronts. Our contract business services over 14,500 government agencies and departments, making the sheer scale of our Professional Wholesale a resilient and efficient business unit. Our Consumer Wholesale channel is comprised of dealers, outdoor specialty retailers, and military exchanges, serving predominantly Everyday Consumers. Our Everyday Consumers find our products at well-known big box sports and outdoor retailers, in addition to third party online only retailers who focus on similar apparel, footwear and gear categories. Shop-in-shop concepts at key retailers who also attract our consumer base gives consumers a tactile experience with our products. They are able to feel, try on, and compare our product offerings. Our International business includes retail locations and our International eCommerce sites. Our International products are currently distributed in over 120 countries across the globe, but we have limited penetration in many of these countries and certain dealers only carry select styles. As such, we believe there is significant opportunity for continued International expansion and plan to expand in EMEA, Mexico, Asia, Australia, and Canada, and will leverage our third-party logistics facilities in Europe and China as well as our owned warehouse in Australia to drive this.

Scalable Infrastructure and High-Performance Team to Support Growth

Beginning in 2016, new ownership began implementing a variety of strategic and operational improvements, including hiring experienced senior executives, expanding our company owned retail stores, executing merchandising improvements, enhancing distribution and supply chain capabilities and implementing data-driven digital marketing campaigns. We invested over $70 million in capex over the prior five years to not only improve operating and fulfillment performance in our current growth phase, but also as a foundation to support continued future growth. Our current infrastructure allows us to fulfill our orders accurately and effectively across all channels, including making certain shipments direct from the source to bypass our distribution centers, while still providing buffer capacity capabilities to support future expansion.

Our 81 owned stores in 26 states provide meaningful opportunities to drive the interplay of online and in store sales. During 2020, we shipped 29% of our eCommerce orders from our store locations. This presents a meaningful fulfilment improvement opportunity as we continue to upgrade our internal planning system as well as expand our physical retail footprint.

Internationally, we established a network of over 3,200 dealers in over 120 countries who are an extension of our global sales infrastructure. Over time, we built a strong sales and logistics team comprised of industry veterans who are united by a passion for our mission and belief in our future potential.

At the core of our continued strong performance and growth initiatives are the 5.11 culture and team. As a founder-led company, we continue to leverage the innovative and team-oriented approach that brought us to this point. We believe our collaborative, ambitious, consumer-first culture is a key differentiator and a source of our success and global resonance.

Our Growth Strategies

We are in the early stages of our accelerated growth, and plan to pursue the following strategies to sustain our trajectory:

Increase Brand Awareness and Grow Our Passionate 5.11 Community

We have proven the profitability of our core product offerings and broad geographic relevance, while demonstrating clear brand authenticity and versatility. Though we are a brand and industry leader in the tactical and functional fitness communities, we still have substantial room to grow through continuing to broaden our brand awareness. 5.11 has a large, growing community of deeply loyal consumers who share an authentic connection to our brand. Our brand awareness is driven largely by our authentic association with public safety and the military, who rely on 5.11 gear for performance both on-duty and off-duty. The success of our brand-building strategy is partially demonstrated by our approximately 1.9 million new DTC consumers added to 5.11 since 2014 and approximately 2.0 million social media followers as of June 2021, leaving a substantial opportunity for continued growth through increased awareness. To achieve this goal, we design and execute a variety of dynamic, high impact marketing strategies to engage existing consumers and reach new consumers, both domestically in the U.S. and internationally.

Our innovative brand and marketing strategy connects with the increasingly growing challenge-seeking and achievement-oriented consumers who are motivated to live a life bigger than themselves. These consumers share an emotional connection to 5.11. While our marketing competencies extend well beyond traditional and digital media, we are a leader in content development and influencer marketing. We have built a community with major brand ambassadors and brand partners, who currently have a combined following of over six million followers. Through our deep relationships, history of mutually beneficial partnerships, community, and social events such as our “ABR Academies,” as well as our recognized leadership position, we believe we have become a partner of choice for influencers worldwide, leading to a significant competitive advantage. These marketing efforts deliver authentic, aspirational experiences and exclusive content that drive loyalty and engagement. We pair this emotional brand marketing with sophisticated, data-driven performance marketing to further drive profitable customer acquisition, retention and high lifetime value. Through investment in these marketing strategies, we intend to drive passionate 5.11 connections within our community.

Continued Execution of Integrated Omnichannel Platform to Drive Disciplined Growth

We believe we have built a solid omnichannel distribution strategy, comprised of a rapidly growing DTC channel, which includes our owned retail locations, proprietary website, and third-party marketplace partners like Amazon, and a recurring Wholesale channel, which encompasses our Professional Wholesale, Consumer Wholesale, and International business. Rather than taking the traditional channel approach to the business which we believe limits our potential, we enter trade areas with a tailored DTC and wholesale strategy for that market. To best serve our consumers’ needs and to profitably accelerate growth, we continue to make investments in our omnichannel distribution strategy. To increase connectivity and reach a larger quantum of consumers, we are accelerating digital growth through the utilization of data analytics, targeted digital tactics and integrated marketing campaigns. In parallel, we continue to improve our website functionality as measured through strong site traffic, conversion and average order value.

Our digital growth is complemented by the potential to expand our retail footprint. Currently, we have 81 physical stores in the U.S., but we believe we have a domestic whitespace opportunity of up to 400 stores. Our stores are profitable with strong unit economics, generating a 28.9% 4-Wall EBITDA Margin in the first half of 2021. We target an average payback period of 18 months on our initial investment. Ultimately, the expansion of both channels presents an accessible near-term opportunity to accelerate growth and better serve evolving consumer preferences.

Leverage Innovation Capabilities to Continue Developing New Products

At our core, we are innovators that pride ourselves on making purpose-built technical apparel, footwear and gear for all of life’s most demanding missions. Throughout our history, we developed a diverse product portfolio that has helped grow our brand to be an industry leader in both our Wholesale and DTC channels. Through our product innovation, we developed brand affinity, built on the foundation of our strong professional business. By serving our Prosumer, we increased demand in our Everyday Consumer segment, creating a large whitespace for growth. Moving forward, we are looking to grow share of our Everyday Consumers’ wardrobe, by expanding from uniform to everyday and weekend wear. In order to accelerate growth and meet consumer preferences, we plan to continue our consumer product innovation and expand our lifestyle product offering and other ancillary categories. We built a foundation of infrastructure and processes that allow us to have shorter lead time on product and design. We will continue to refine this in order to accelerate growth and take market share in our consumer business through an expanded product portfolio.

We believe that continued product innovation for our Prosumers drives brand loyalty with our Everyday Consumers. Our efforts to tailor products for our Prosumers drives innovation and credibility, which in turn yields superior functionality and appeal to our Everyday Consumers. As we continue to scale, our broader consumer base allows us to reinvest resources back into our technical and functional expertise, further driving continued innovation for the elite professionals we serve.

Disciplined International Expansion

In addition to our domestic whitespace, we believe there is opportunity to expand internationally as international only represented 20% of net sales in 2020. We believe Prosumers and Everyday Consumers overseas want more of our apparel, footwear and gear. We believe Prosumers overseas view U.S. first responders, military and public servants as being among the best in the world, and want the same apparel, footwear and gear that they use both on and off duty. We regularly receive inbound interest from Prosumers and Everyday Consumers in international markets asking for greater access to our products.

We plan to leverage our proven playbook to expand to and grow in new geographies by starting with our Professional Wholesale channel to build credibility and establish a profitable recurring revenue stream then diversify into Consumer Wholesale, whereby in 2021, we refreshed our DTC eCommerce websites in Sweden and Australia on the same platform as our domestic DTC eCommerce website. While our products are currently distributed in over 120 countries across the globe, with one store in Hamburg, Germany and one in Australia, we have limited distribution, penetration and assortment in most of these markets. As such, we believe there is significant opportunity for continued international expansion and plan to expand in EMEA, Mexico, Asia, Australia, and Canada, and will leverage our third-party logistics facilities in Europe and China as well as our owned warehouse in Australia to drive this. We see additional opportunities to further expand internationally and plan to methodically continue the expansion of our business.

Continue to Drive Operational Excellence

We have a track record of operational excellence and efficiency, evident in our strong financial performance over time. In building our business, we invested significant capital and resources to support healthy, long-term growth. Our infrastructure investments have specifically focused on sustaining product quality, improving margins and reducing inventory lead times as we continue to scale. As we grow, we plan to continue expanding our fulfillment capacity and efficiency; with our retail locations providing a hub and spoke distribution network to reduce delivery costs and provide faster delivery times to our consumers. We do not own or operate any of our manufacturing facilities and work with a select group of high-quality suppliers. Our expanding future scale should only increase our negotiating leverage and purchasing power with suppliers, further helping us maintain our operational and supply chain excellence. We continue to seek out additional and alternative suppliers to mitigate risk and allow room for capacity and product growth.

Our Consumers

We believe our brand’s empowering message, innovative product quality, and technically advanced designs appeal to a broad and growing consumer base. Based on the cross-over appeal of our products, our consumers fall into two core groups, professional “Prosumers” and “Everyday Consumers.” Our community was initially built by Prosumers, which consists of groups such as U.S. military personnel, law enforcement, first responders, and frontline workers, who require unwavering durability and reliability, but also value the design and comfort of our products, providing the versatility to wear our products both on and off duty. Over time, we have expanded our reach into functionally focused Everyday Consumers, who, we believe, are inspired by our Prosumers to live a life bigger than themselves and share our ABR mindset.

Prosumers: Includes everyone from the most elite U.S. military and law enforcement special forces units on the planet to everyday heroes including first responders, frontline workers, and other professionals, both on duty in mission-critical situations and off-duty. Prosumers are devoted to service, on and off-the-clock, and we endeavor to match their dedication and commitment as we produce superior technical products for every aspect of their lives. Our unique combination of durability, functional excellence, and comfort allows our Prosumers to turn to us seamlessly across a variety of use-cases; whether on-duty, training, spending a weekend overlanding, backpacking, or camping. Many of our Prosumers are never fully off-duty, making our ability to serve them comfortably and reliably in all aspects of their lives a top priority. We enable them to “Always Be Ready” to meet any challenges that cross their path.

Everyday Consumers: A blend of active, challenge-seeking and achievement-oriented gear consumers who thrive on fitness and adventure. inspired by our Prosumers to live a life bigger than themselves with the “Always Be Ready” mindset, these Everyday Consumers engage in a range of activities from fitness and training, to outdoor experiences such as hunting, hiking and overlanding, and purchase our products for everyday casual use. They prioritize maintaining high performance and recognize that the functional superiority of our products aligns with their own achievement oriented goals. They also appreciate the aesthetic and functional design of our products, which can take them from the comfort of their home to a favorite nearby hike, as well as our apparel, footwear and gear, which are as dynamic as they are. Our Everyday Consumers align with our products’ price points and our superior value proposition.

We see the loyalty of our consumer base as a key differentiator; our active DTC consumers reached 830,000 as of June 2021, representing a 42% CAGR since 2018. Our brand is synonymous with authenticity and quality and our consumers continue to reward us with high customer satisfaction metrics as illustrated by our favorable Net Promoter Score (“NPS”) of 76 for the first half of 2021. Our products resonate with a diverse group of Prosumers and Consumers, laying the foundation for continued expansion of our loyal and engaged consumer base into the future.

Our Prosumer market is primarily male (93%), in mix of life stages (Millennial, GenX, Boomer), and most likely to have military service as a background (44%), with annual household income above average of $75,000 or more. Our Everyday Consumer market has a more diverse makeup and split of younger men (61%) versus women (39%), (Millennial, GenX,), with similar above average household income of $75,000 or more as well.

Products & Innovation

Our product portfolio consists of best-in-class technical apparel, footwear and gear designed with patented materials and functional features to outfit Prosumers and Consumers from head-to-toe. Our purpose-built products are durable, functional and comfortable. We serve a community of consumers inspired to live a life bigger than themselves and aligned with our “Always Be Ready” mindset.

Purpose-built Innovation

At 5.11, we innovate around problem sets faced by our Prosumers, on and off duty—to work, at work and from work. Rather than designing solutions in search of a problem, we always start with the problem first. We collaborate hand-in-glove with elite professional end-users both domestically and internationally to identify and prioritize these mission-critical challenges, with many ideas flowing at the beginning of the funnel, and much less flowing through the end of the funnel, where eventually they make it into the market. Our design and development teams are comprised of experts throughout the technical and tactical world, ensuring that our products have a sophisticated silhouette in addition to being comfortable, high-performing and functional.

The needs of top professionals around the world are always changing, and we aim to understand and address these needs through direct interactions with them. We leverage consumer data, feedback and wear-testing feedback to understand how to best serve our Prosumers and Everyday Consumers alike. We test our products in real world situations, seeking valuable and practical input. Our tight feedback loop through our design team enables us to quickly incorporate ideas from our professional end-users and consumers into our product design and development. Our consumers’ needs are always changing, and our talented teams are inspired by them to create innovative designs that solve real-life challenges. The combination of art and science, along with form and function, create the foundation for every product we make.

Throughout this journey, we innovate on two general dimensions: product design and raw materials. Due to the unique demands of our Prosumers, many of the problems we identify require new material innovations. It is never our intent to engage in developing a new fabric or polymer for our shoes, for example, if solutions are already available in the market. It is after exhausting our research for available raw materials that we engaged our second and third tier suppliers for engineered new solutions. This process has allowed us to achieve novel innovations that have a positive impact in the performance of our Prosumers.

Raw Materials & Design

Our Prosumers and Everyday Consumers deserve the technical and tactical apparel that allows them to perform at their best, which is why we developed our own uniform fabric and fabrication systems. Our portfolio of patented and proprietary raw materials expands across different fabrics such as FlexTac ® and our property polymers used in our A/T footwear series. Our innovative raw materials are used in some of the best-selling products, further differentiating 5.11 as we deliver superior performing products that are unique to our brand.

When it comes to design innovation, we capture functional and design patents that protect our aesthetics and prevent others from copying our products. These patents are particularly important in tactical pants, where 5.11 products are the most iconic in the industry and are protected by our design patents limited competitors’ ability to imitate. Our competitors have unsuccessfully tried to reproduce our pants, which are protected by our design patents. Functional patents also protect revolutionary design innovations such as 5.11 Hexgrid ® which are utilized in our AMP line of bags, plate carriers, vehicle accessories, and now recently licensed to non-competing premiums brands such as Simms Fishing.

We have also redefined uniforms, apparel, footwear and gear to meet the unique needs of professionals. Our pants have a large number of specially designed pockets to comfortably hold professional equipment, such as knives, tactical firearm magazines, ammunition, hidden handcuff key and zip tie compartments and other pockets for personal belongings, such as keys, phones, wallets, etc.

Product Offerings

We offer a portfolio of unrivaled head-to-toe purpose-built gear with patented functional features for both professional and recreational use. We focus our product offering across three categories: apparel, footwear and gear. Leveraging in-field testing and design feedback from our professional collaboration and in-house design and engineering expertise, we are able to create the highest quality products in each of our core segments. We utilize the latest available technologies such as 3D digital prototyping and 3D printing, as well as our omnichannel platform, which allows us the opportunity to test concepts very early on to inform the actual design process.

Innovating around the material and functional needs of professionals, we then broaden the application of our technical functionality into a range of consumer products within each category. This evolution of our product lines creates tremendous leverage for our purpose-built functionality, allowing us to benefit from our growing and broad crossover appeal. Our innovations have not been limited to just apparel and textiles, but we have also proven our abilities within our footwear and gear categories. Unlike apparel, many products in footwear and gear often required expensive molds to produce them at scale. Given our large omnichannel scope, we can bring these solutions to market at more attractive value and economics.

Apparel

Apparel represents our largest product category at 65% of 2020 net sales. Within this category, we offer a broad assortment of men’s and women’s pants, shorts, shirts, outerwear, polos, and base layers. Apparel is offered in a variety of styles and fits intended to enhance comfort, durability, and utility. We have historically designed and developed innovative “families” of products around proprietary fabrics that we have created to meet the needs of our consumers. These product “families” typically start with a purpose-built pant and then expand into other products.

Pants

For many consumers 5.11 technical purpose-built pants are the gateway into the 5.11 brand. We offer a wide range of pants to tackle any mission in a broad range of waist sizes and in seams for men and women. Our fit, proprietary or patented fabrics and purpose-built designs deliver high levels of comfort, utility and durability that consumers love. Among our most popular pants today are Stryke, Taclite, Apex, Fast-Tac and Defender-Flex, which have price ranges from $55.00 to $85.00.

Today, we offer five distinct pant lines, which anchor five different apparel families. Our top selling pants include Taclite, which is built with a lighter and stronger fabric to outperform our original canvas pant, Stryke, which uses our patented FlexTac fabric, Apex, which leverages our Flex-Tac technology, and our highly durable FastTac all with stain and water resistant properties, and Defender-Flex, our performance denim.

Shirts, T-shirts and Polos

Our tops are feature rich just like our pants . Patented document pockets, pen pockets, venting for heat, stain resistant, easy care and snag resistance are among some of these key features. Many of our shirts fabrics are lighter versions of our patented or proprietary fabrics used in our best-selling pants. Taclite shirts $55.00 to $60.00, Stryke shirts $75.00 to $80.00 and Fast-Tac $45.00 to $50.00 are among this product category as examples. These shirts can be use as uniforms and/or casual wear. Our polos are also well known for their comfort, durability and utility. We offer them in a range of proprietary fabrics that are highly fade resistant, and among some of the most popular styles are Performance Polo, Professional Polo and Utility Polo, which have price ranges from $30.00 to $45.00.

Outerwear

We offer a wide range of outwear solutions for on and off the job. Outwear used on the job offer features not commonly found in lifestyle outwear such as blood borne pathogen resistance or large areas of reflective materials. Technical system jackets, hard and soft shell as well as fleece pieces designed to work individually or as a system. Features include innovations such as quick access side zippers and conceal pockets. We also offer technical survival outerwear systems engineered specifically for missions in extreme conditions. Products include base layers and briefs, pullovers, softshell jackets, wind pants, rain pants and jackets made of advanced fabrics.

Gear

Gear represented 25% of 2020 revenue, which includes multi-use backpacks, cases, load-bearing equipment, range bags, duffels, field knives, watches and gloves. Our bags, pouches, and packs provide reliable, multifunctional storage options designed to excel in a wide range of operational and recreational settings. Our bag offering meets the critical needs of emergency medical, public safety, and military professionals in the field, outdoor adventure enthusiasts going off the grid, and anyone who needs to maximize space and convenience packing for a weekend getaway. Our recently introduce patented Hexgrid® and Gear Set™ system enhance modularity capabilities. Allowing users to have different sets per mission specific needs and attached pouches in 8 directions vs just up or down like the MOLLE system. We also offer a wide assortment of complementary accessories including belts, hats, flashlights, gloves, watches, knives and patches.

Footwear

Footwear represented 10% of 2020 revenue and includes a full line of functional boots, low-profile tactical shoes, trainers, and socks. First embraced by our Prosumers through our field boots, we have developed and tested footwear that stands up to the most extreme temperatures and weather conditions. We have evolved into our current lineup of trainers, casual sneakers and oxfords that afford our consumers the same level of comfort, protection, durability and style they expect from us. Our 5.11 trainers feature our All Terrain Load Assistance System (A.T.L.A.S.) technology, which is built to help our consumers undergo the most strenuous of workouts. The 5.11 A/T Trainer adds comfort and substantially increased agility, flexibility, and durability to cross training, functional fitness and heavy workouts.

Our Integrated Omnichannel Distribution Strategy

The strength of our business model is the ability to serve the consumer however they prefer to engage with us while simultaneously reinforcing our brand’s premium association and authenticity. Rather than taking the traditional channel approach to the business which we believe limits our potential, we enter a trade area with the right mix of owned stores, Consumer Wholesale, Professional Wholesale, eCommerce and marketplaces. By approaching trade areas in this manner, we share inventory between stores and eCommerce, optimize speed and efficiency with logistics that truly meet our consumers’ needs wherever they prefer to shop, rather than directing them into a particular channel. This principle of product accessibility and experiential shopping drives brand building and organic lead generation. Though each channel is able to function profitability on an individual basis, the value we derive from our channels working in concert is a unique competitive strength we employ in every market we operate.

DTC. Our DTC channel is comprised of our digital platform, 511tactical.com, our growing network of retail stores as well as our third-party marketplace partners. Since 2015, we have expanded our DTC mix from 9% of net sales to 39% for 2020. Our website has grown significantly and drives a significant portion of our online sales. We also operate 81 company owned retail stores in 26 states, with plans to grow our footprint further. Both the online and company owned retail stores enable us to maintain direct relationships with consumers, influence the brand experience and better understand shopping preferences and behavior.

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eCommerce. Our growth, at a 52% CAGR since 2018, has been enabled by our continued investment in digital infrastructure capabilities, our enhanced consumer experience through increased customization and curation, and our growing global supply chain. Since 2017, we have invested over $35 million in capabilities to further our eCommerce infrastructure, including a scalable, enterprise resource planning (“ERP”) system and new locations that enable more cost effective and timely delivery for our eCommerce orders.

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Retail. Since 2011, we have grown to 81 branded and owned retail locations around the U.S. as of June 30, 2021. Our locations provide an opportunity for 5.11 to showcase our diverse product assortment. Retail also provides an opportunity to further engage with consumers through our ABR mindset, with in-person, local community events and educational opportunities that elevate our experiential retail experience.

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Third party marketplaces. Our third-party marketplace partners, such as Amazon, are invaluable tools for our omni-channel presence. Our collaboration with the some of the largest retailers brings us increased opportunity from sales and revenue to increased marketing opportunities and brand awareness. Yet at the same time, we are strategic about protecting our 5.11 brand and delivering a consistent consumer experience in the third-party marketplace.

Wholesale

Our Wholesale channel is comprised of our Professional Wholesale, Consumer Wholesale and International business. In 2020, Wholesale sales were 61% of our net sales. Our Professional Wholesale channel specializes in demand creation for formal procurement through specification of 5.11 on government contracts around the world. Our Consumer Wholesale channel is comprised of dealers, outdoor specialty retailers, and military exchanges, serving predominantly Everyday Consumers. Our International business includes retail locations and our International eCommerce sites. Our International products are currently distributed in over 120 countries across the globe, but we believe there is significant opportunity for continued International expansion.

Professional Wholesale. Our Professional Wholesale channel consists of Prosumer sales relationships, and is comprised of dealers and resellers of our technical apparel, footwear and gear through governmental departments and agencies, including their retail front and eCommerce services that cater to Prosumers that need additional services, such as tailoring of their uniforms, in a one-stop-shop experience. Requirements of outfitting entire agencies or departments necessitates carrying numerous, often infrequently used, sizes and colors of a given product. In addition, our years of handling these types of customized orders has resulted is us having a dedicated team with specialized expertise, a skillset that is unique in the industry. These unique capabilities, coupled with “at-once” product fulfillment demands, make us the go-to provider of technical gear and apparel. Our significant investment in inventory provides a competitive advantage versus smaller less well capitalized competitors that carry low levels of inventory.

Consumer Wholesale. Our Consumer Wholesale channel consists of Everyday Consumer sales relationships, and is comprised of third-party retailers and their eCommerce sites. Our consumers can find our products at well-known big box sports, outdoor specialty retailers and military exchanges, in addition to third-party online only retailers who focus on product sales in similar apparel, footwear and gear categories as we do. Shop-in-shop concepts at key retailers who also attract our customer base gives consumers a tactile experience with our products, by which they can feel, try on, and compare our product offerings. Additionally, we gain online traction from discussion boards and forums that bring professional and everyday enthusiasts together to discuss our products and the category in general. Both avenues serve as catalysts to attract new customers and keep long time consumers loyal to our brand.

International. In addition to our domestic whitespace, we believe there is opportunity to expand internationally as International only represented 20% of net sales in 2020. While our products are currently distributed in 120 countries across the globe, we have limited penetration in many of these countries with limited distribution in certain countries and certain dealers only carrying select styles. As such, we believe there is significant opportunity for continued international expansion and plan to expand in EMEA, Mexico, Australia, and Canada, and will leverage our third-party logistics facilities in Europe and China as well as our owned warehouse in Australia to drive this. We see additional opportunities to further expand internationally and plan to methodically continue the expansion of our business.

Our Marketing Strategy

We support and build our brand through a fully integrated, high-impact marketing strategy that connects with both Prosumers and Everyday Consumers globally. Our innovative brand strategy connects with the increasingly growing challenge-seeking and achievement-oriented consumers who are motivated to live a life bigger than themselves. These consumers share an emotional connection to 5.11. Our brand awareness is driven largely by our authentic association with public safety and the military, who rely on 5.11 gear for performance both on-duty and off-duty.

While our marketing competencies extend well beyond traditional and digital media, we are recognized as a pioneer and a leader in content development and influencer marketing. We have built a community with major brand ambassadors and brand partners that currently have a combined following of over 40 million followers. Through our deep relationships, history of mutually beneficial partnerships, community, and educational events such as our ABR Academies, as well as our recognized leadership position, we have become a partner of choice for influencers worldwide, leading to a significant competitive advantage. These marketing efforts deliver real, authentic, and aspirational experiences with our exclusive content that drive loyalty and engagement. We pair this emotional brand marketing with sophisticated, data-driven performance marketing to further drive profitable consumer acquisition, retention, and high lifetime value.

5.11 Original, Exclusive Content

We regularly deliver exclusive, premium quality branded content, primarily through the creation and production of long-and short-form videos, product feature videos and photography, as well as editorial and social media content. Our videos, marketed under “PRESENTED BY 5.11” series, feature compelling content and stories about real heroes doing acts of kindness in their communities like our “Quiet Warrior” series, to our Brand Ambassadors featuring how-to content like our “How To Be Ready” series with Tim Kennedy,” and exclusive feature videos like our “Tom Clancy’s Ghost Recon® Wildland Tactics” series. In addition, our newest podcast “Call To Service” launched in September 2020 as an opportunity to share stories and give insights to public safety, military special operations professionals through interviews with some of the most accomplished individuals in the tactical industry, while staying true to our professional heritage. The regular release of original 5.11 content is supplemented with innovative, exclusive videos, as well as photography and editorial features, allowing our brand to maintain a constant, authentic connection to our consumers. Our branded video content on our YouTube channel alone has generated approximately 43.7 million views.

5.11 Brand Ambassadors & Influencers

Our brand is embodied and personified by our 5.11 Brand Ambassadors and Influencers, as we affectionately call “5.11 Badassadors”, a diverse group of men and women from throughout the United States and select international markets, comprised of military special operations, law enforcement, first responders and fitness experts who embody our brand. Just like our Prosumers, they demand durability and superior performance from the products they use. Our Brand Ambassadors include personalities such as Tim Kennedy, a Green Beret, Special Forces Sniper, Army Ranger, and Professional MMA Fighter; Taran Butler, a multiple United States Practical Shooting Association (USPSA) 3-Gun National and World Champion and technical adviser on films with directors and actors including James Cameron, Keanu Reeves and Johnny Depp; Demi Bagby, an American Crossfit athlete and bodybuilder; and Martin Kove, the actor best known for “The Karate Kid” movies and television sequel series “Cobra Kai. All our Brand Ambassadors use 5.11 products and are significant influencers within their respective recreational and functional pursuits, providing authentic stories that our consumers can relate and aspire.

5.11 Partnerships & Entertainment

We understand that building strong global partnerships is key to accelerating brand awareness. To accomplish this, 5.11 has built symbiotic relationships with the most significant entertainment industries in film and television around the world. These relationships ensure the 5.11 brand receives product and brand placement in top film, television and gaming properties, including the John Wick franchise, Jack Ryan, Top Gun 2, Mission Impossible, Amazon Prime’s Without Remorse and Ghost Recon gaming series, to name a few. These entertainment entities showcase 5.11 products on a global stage to millions of consumers. Still, to further amplify this effect, we work with our brand partners to build in-kind of marketing strategies that align our brand with the launch of these properties, in combination with our well-known products such as Rush and AMP Backpacks, Stryke Pants and other iconic products. As a result, 5.11 content pieces have generated millions of views across our partner and owned 5.11 channels. In-game product and character customization features through our partnership with Ubisoft has featured 5.11 products over 100 million times to gamers globally. We also build upon this strategy when partnering with CrossFit and Spartan to reach functional fitness enthusiasts by leveraging powerful brand stories told through our sponsorships and localized community events that uniquely showcase 5.11 products in real, authentic settings. In addition, Ford Roush has joined forces with us to build a custom 5.11 branded tactical truck sold through exclusive dealers in the U.S.

Community Events

We participate extensively in community-building events to introduce 5.11 products to targeted audiences and further develop grassroots connections with current and potential new consumers. These events include professional and consumer tradeshows, Grand Opening celebrations at our new retail locations, ABR Academy educational series both online and in stores, Spartan Stadium Races across the country and Workout Tours at our retail stores, special onsite appearances by our Brand Ambassadors and even local community events like K-9 and Officer Training at our Irvine headquarters. We have built a marketing team that is staffed with highly trained brand and activation experts who create compelling brand and product experiences.

We Give Back to Those Who Serve

In line with our purpose-driven mission, giving back is a part of that mission. 5.11 was founded in serving those who serve, and we make concerted efforts to recognize and honor all the heroes serving our communities. They keep us fed, safe, warm and comfort those in need. Our efforts have supported several organizations such as the National Law Enforcement Officers Memorial Foundation, FBI National Academy, National Fallen Firefighters Foundation, and International Association of Chiefs of Police to name a few. In response to the COVID-19 pandemic in 2020, we focused our giving efforts globally and locally in the United States, donating personal protective equipment, and other essential products to frontline workers affected by the pandemic. Out of admiration and reverence for our frontline heroes our #EnergyForTheFrontlines giveback program was born. In total, we created and distributed 100,000 energy packs, mixable with the water to be used as meal supplements to the frontlines in the fight against the pandemic. Through all these efforts, our approach is simple: we give back to those who give so much of themselves to serving others.

We Are a Purpose-Driven Company

In line with our ethos, and as a core part of our culture and operations, we are focused on lessening our impact on the environment, giving back to the communities we serve and operating the company in a transparent, highly ethical manner. While we are only at the beginning of our journey, we are proud of the progress we have made to-date:

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In 2018, we opened a new, state-of-the-art, LEED-certified facility in Manteca, California. The Leadership in Energy and Environmental Design (LEED) certification is issued by the U.S. Green Building Council and is a globally recognized symbol of achievement for sustainability.

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Our products are designed and manufactured under our strict quality guidelines. We go to great lengths to ensure our products meet the demands of our end-users. Simply stated, the longer our products last, the fewer resources are used and our carbon footprint in our landfills is reduced.

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Our fabric and material suppliers have been inspected and certified to the ISO 140001 standard and/or bluesign® approved. By meeting these standards, our suppliers have demonstrated effective environmental and waste management processes to reduce their environmental impact.

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All cardboard cartons received in our main distribution center are recycled. In addition, we are currently testing 100% post-consumer recycled poly bags, compostable and recyclable packaging, and even plant able seed-paper labels.

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At 5.11, our success starts with our employees. We offer holistic, total rewards packages that center on an employee-first culture including profit sharing to nearly all of our employees, and a caring work experience comprising of weekly work-from-home fitness suggestions, self-care meditation, and reminders to take work breaks for stronger mental health.

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Globally we maintain a strict code of fair labor practices for production of 5.11 products. We back that up with key international employees and contractors ensuring compliance from our factory partners.

As a company we understand our responsibility of representing all of our stakeholders’ interests. The management team and board’s commitment are towards building a company that meets our long-term business goals, while making a positive impact on the people and the communities we serve.

Supply Chain

We have built a supply chain that is optimized for our business, through which we control the design, development and fulfillment of our products.

Sourcing and Manufacturing

We do not own or operate any manufacturing facilities. We instead choose to contract with third-party suppliers for materials (fabric and trims) and manufacturers for finished goods. We partner with high-quality vendors and we retain complete control of all intellectual property associated with our products. Our product design, technical design and development teams work directly with our vendors to incorporate innovative materials that meet the high-quality product standards demanded by our customers. Our primary product specifications include characteristics like durability, protection, functionality, and comfort. We collaborate with leading fabric suppliers to develop fabrics that we ultimately trademark for brand recognition whenever possible. The materials used in our products are developed in partnership between our material vendors and our design, product development and sourcing teams, then sourced by our manufacturers from a limited number of pre-approved suppliers. To enhance our efficiency and profitability, we recently adopted 3D design capabilities for virtual prototyping allowing us to make better and quicker decisions prior to creating physical prototypes. Additionally, we recently partnered with one of our apparel manufacturers to create a development center with dedicated resources to facilitate rapid prototyping.

All of our products are also manufactured by third-parties. We work with a group of 50+ vendors, 15 of which produced approximately 80% of our products in fiscal year 2020 and 2021. During fiscal 2020, approximately 46% of our products at cost were produced in Vietnam, approximately 40% in Bangladesh, and the remainder in China, Cambodia, Taiwan, Philippines, Indonesia, Africa, Central America and the United States. In 2021, we expect to purchase products from manufacturers in Mexico. We do not have any long-term agreements requiring us to use any manufacturer, and no manufacturer is required to produce our products in the long term. We purchase from suppliers on a purchase order basis informed by capacity forecasts. We measure supplier performance through various performance indicators and partner closely with them to continually improve efficiency, cost, and quality. We believe that our principal manufacturers have the additional capacity to accommodate future growth.

As a company devoted to the needs of public safety and mission-oriented professionals, we have developed secure relationships with a number of our vendors and take great care to ensure that they share our commitment to quality and ethics. Under our supplier agreements, suppliers must follow our established product design specifications and quality assurance programs to meet our standards. To ensure vendor reliability and quality, we have established a sourcing office in Hong Kong, which employs approximately 42 individuals whose primary functions include vendor management, commercialization, product development, production planning, vendor compliance, and quality assurance.

We require our vendors to comply with our Vendor Code of Conduct relating to working conditions as well as certain environmental, employment and sourcing practices. We require all vendors to contractually commit to upholding these standards. Additionally, in alignment with our values, we encourage our manufacturers to be certified through the Worldwide Responsible Accredited Production (WRAP) program, which is an independent organization dedicated to promoting safe, lawful, humane and ethical manufacturing. 35% of our factory partners are currently WRAP certified. Once a vendor is part of our production network, our in-house production team work together with third-party inspectors to closely monitor each partner’s compliance with applicable laws and standards on an ongoing basis.

We regularly source new suppliers and manufacturers to support our ongoing growth and we carefully evaluate all new suppliers and manufacturers to ensure they share our standards for quality and integrity. To mitigate supplier concentration risk, we commercialize our top key items at multiple factories to ensure we can balance geographic risks as well as respond quickly to spikes in business. We also continuously seek out additional suppliers and manufacturers to enable contingency plans that minimize disruptions, as well as support our future growth.

Distribution

We lease and operate a distribution facility in Manteca, California to support our fulfillment needs across the Americas (North, Central & South). Additionally, we operate a small distribution facility in New South Wales, Australia to serve the Australia and New Zealand markets. We utilize global third-party logistics providers to fulfill customer orders in EMEA and Asia-Pacific, which are located in Sweden and China, respectively. These third-party logistics providers manage all various distribution activities in their regional markets, including product receiving, storing, limited product inspection activities, and outbound shipping.

In 2022, we intend to open a new distribution center in the central to eastern part of the U.S. We believe that this new facility will not only enhance the speed and efficiency of our operations, but will also add sufficient capacity to accommodate our expected growth and expanded product offerings over the next several years.

Mission-Driven, Innovative and Supportive Culture

Our company culture, strategic vision and operational execution are driven by our visionary co-founder Francisco J. Morales. From the beginning, our company culture has always been focused on serving those who serve—military, law enforcement officers, public safety and first responders and frontline workers from around the world. Our passion for serving these top professionals inspires us to extend serving our consumers into their everyday lives, to be prepared for whatever life throws their way. Our teams thrive when they know our consumers are ready for any mission-critical situation, and that they embrace our ABR mindset. Our core values allow us to attract passionate and motivated employees who are driven to succeed and share our vision of becoming “an iconic global brand rooted in innovating purpose-built gear for the most demanding missions while inspiring the world to always be ready.”

Our work environment is open and collaborative, spanning our global organization from our headquarters in Irvine, CA and offices in Hong Kong, Mexico, Sweden and Australia, to our distribution center in Manteca, CA, and to our 81 U.S. retail stores. Our employees around the world are our most valuable and important brand ambassadors. Their commitment to 5.11 and our mission, and their knowledge and passion for our products allows us to execute our company strategy and strengthens our brand loyalty. Additionally, our store employees are critical to our success and often represent members of our communities, with many of them retired military, law enforcement officers and first responders.

We pride ourselves in our ability to work directly with top professionals around the world, innovating to solve their greatest needs in the most mission-critical settings. We strive to create a welcoming and caring environment across the entire organization and celebrate the passion our team members bring forward in serving our consumers. We have created a company culture focused on attracting, retaining, and developing talent, which enables us to exceed consumers’ expectations and meet our growth objectives. We are prioritizing building a diverse, inclusive, equitable and supportive team that is driven by creativity and purposeful innovation.

Competition

We compete in the global marketplace for purpose-built technical apparel, footwear and gear. We believe we have competitive advantages through our global omnichannel business model, which is comprised of a rapidly growing DTC channel and recurring Wholesale channel. We compete against Prosumer brands that tend to specialize in a specific product category or produce products at a large scale such as Propper, Bates and Fechheimer Brothers. We also compete against Everyday Consumer brands, which include Under Armour, Salomon, Arc’teryx, The North Face, Patagonia, Kuhl, Nike, Timberland, Camelbak, YETI and Carhartt. We also compete with specialty retailers such as REI and Dick’s Sporting Goods.

Government Regulation

In the United States and the other jurisdictions in which we operate, we are subject to labor and employment laws, laws governing advertising, safety regulations and other laws, including consumer protection regulations that apply to the promotion and sale of merchandise and the operation of fulfillment centers and privacy, data security and data protection laws and regulations, such as the CCPA, in the United States, the GDPR in the European Economic Area and Switzerland, the U.K. GDPR and the United Kingdom Data Protection Act 2018 in the United Kingdom, and the Brazilian General Data Protection Law in Brazil, the ePrivacy Directive and national implementing and supplementing laws in the European Economic Area. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing. Our products sold outside of the United States may be subject to tariffs, treaties and various trade agreements, as well as laws affecting the importation of consumer goods. We monitor changes in these laws and believe that we are in material compliance with applicable laws. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. A portion of sales generated by our International business is derived from sales to foreign government agencies, and we believe we are in material compliance with related applicable laws.

Our Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of trademark (including trade dress), patent, design, copyright and trade secret laws, as well as contractual restrictions in license agreements, confidentiality and non-disclosure agreements and other contracts. Our intellectual property is an important component of our business, and we believe that our know-how and continuing innovation are important to developing and maintaining our competitive position. We also believe having distinctive marks that are readily identifiable on our products is an important factor in continuing to build our brand and distinguish our products. We consider the 5.11 name and logo trademarks, together with 36 issued patents and 389 registered trademarks, both in the United States and internationally, to be among our most valuable intellectual property assets.

As of June 30, 2021, we owned 53 U.S. trademark registrations, had 5 pending U.S. trademark applications, owned 336 foreign trademark registrations and had 61 pending foreign trademark applications.

As of June 30, 2021, we had 10 U.S. design patents, 22 U.S. utility patents, 4 U.S. design patent applications, 9 U.S utility patent applications, 4 foreign utility patents and 6 pending foreign applications for utility patents. Our utility and design patents cover features across our complete portfolio of product offerings. The term of protection for design patents and design registrations is limited in duration and depends on the jurisdiction in which they are granted. The term for each of our issued design patent in the U.S. generally extends 15 years from the date of patent grant. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective.

While there is no active litigation involving any of our patents or other intellectual property rights, we may be required to enforce or defend our intellectual property rights against third parties in the future. See “Risk Factors—Risks Related to Information Technology, Intellectual Property and Data Security and Privacy” for additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us.

Our Facilities

We are headquartered in Irvine, California, where we lease approximately 29,000 square feet of office space under a lease agreement that expires in December 2022; in anticipation of the expiration of this lease agreement, we are seeking to lease larger office space in Irvine, California to serve as our new headquarters. Beyond Clothing (“Beyond”), a division of 5.11, Inc. and operating under this registered fictitious business name, is headquartered in Seattle, Washington, where it leases approximately 11,340 square feet of office space under a lease agreement that expires in April, 2022. In addition to these sites and our 81 U.S. retail stores and two international stores, we have offices in Mexico, Brazil, Sweden, the United Arab Emirates, Hong Kong and Australia.

We also operate a distribution center, comprised of 404,744 square feet in Manteca, California under a lease agreement that expires August, 2028, and a distribution center, comprised of approximately 18,000 square feet in Bankstown, New South Wales, Australia, under a lease agreement that expires November, 2024. Further, we use warehouses operated by third parties in China and Sweden. In 2022, we intend to open a new distribution center in the central to eastern part of the U.S.

We believe that these facilities, together with the larger office space we plan to lease in Irvine, California as our new headquarters and the distribution center we plan to open in 2022 in the central to eastern part of the U.S., are sufficient to meet our current and anticipated future needs and that suitable additional space will be available as needed to accommodate expansion of our operations.

Legal Proceedings

On December 8, 2020, Yesenia Fierro, or Fierro, filed a class action against us in the Superior Court of California for the County of Orange, in which Fierro, individually and on behalf of other class members alleges, among other things, violations of statutory employee, wage, meal and rest break laws. Fierro seeks civil damages, penalties and injunctive relief. We believe the claims asserted by Fierro, representative of class, are without basis or merit, and we intend to vigorously defend against such claims.

In addition, we are subject to various legal proceedings and claims, which arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition, cash flows or results of operations.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of August 10, 2021.

Name	Age	Position
Executive Officers and Employee Directors:

Francisco J. Morales	47	Chief Executive Officer, Director

Matthew Hyde	59	Executive Chairman and Director

James McGinty	59	Chief Financial Officer

Debra Radcliff	53	Chief Marketing Officer

Deborah Ajeska	55	Global Vice President, People and Administration

Kelley Graham	53	Senior Vice President, Global Operations and Strategy

Mark Parker	59	Senior Vice President, Omnichannel Retail

Non-Employee Directors:

Patrick Maciariello	46	Director

Zachary Sawtelle(4)	36	Director

Elizabeth McLaughlin	60	Director

Dudley Mendenhall	67	Director

Troylind Brown	58	Director

(1)	Member of the Nominating and Corporate Governance Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Zachary Sawtelle will resign from our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers and Employee Directors

Francisco J. Morales has served as Chief Executive Officer and director of our wholly-owned operating subsidiary, 5.11, Inc., of which he is also a co-founder, since September 2018. In anticipation of this offering, we engaged Mr. Morales to serve directly as our Chief Executive Officer, in addition to his positions with 5.11, Inc., in August 2021, and we appointed him directly to our board of directors in August 2021. Mr. Morales has also served as President of 5.11, Inc. since October 2010, and previously held that role from July 2005 to February 2009. Prior to co-founding 5.11, Inc., Mr. Morales was the President of Royal Robbins LLC from January 2003 to June 2005 and before that, was the Vice President of Product in 2002. Mr. Morales was also a Director of Product Development for Dick’s Sporting Goods, Inc. in 2002 and a Raw Materials Manager for L.L. Bean Inc. in 2000. Mr. Morales holds a Masters of Business Administration degree from the Thunderbird School of Global Management at Arizona State University, where he graduated with Distinction. He also holds a Bachelor of Science degree in Fashion Apparel Management from Jefferson University where he graduated Cum Laude. We believe that Mr. Morales’ role as co-founder of 5.11, Inc., extensive familiarity with our business and market, as well as his role as our Chief Executive Officer, provide him with the qualifications and skills to serve as a member of our board of directors and bring relevant strategic and operational guidance to our board of directors.

Matthew Hyde has served as the Executive Chairman of 5.11, Inc. since August 2018. Prior to joining 5.11, Inc., Mr. Hyde was the Chief Executive Officer, President and a board member of West Marine, Inc. He served in those roles from June 2012 until his retirement in October 2017. Previously he served as an Executive Vice

President of Recreational Equipment Inc. (“REI”) from March 2008 to May 2012. Prior to that, Mr. Hyde held multiple senior positions at REI, where he had been employed since 1986, including Vice President Ecommerce and Multi-Channel Programs, Senior Vice President of Merchandising and Logistics, and Senior Vice President of Merchandising and Marketing. Recently, Mr. Hyde served on the board of directors of Zumiez Inc., a role he held from 2005 to 2021. He currently serves on the board of the YMCA of the USA, and also recently served as the board’s Chairman. Mr. Hyde holds a Bachelor of Science degree in Science and Geology from Oregon State University. We believe that Mr. Hyde’s demonstrative leadership and industry experience provide him with the qualifications and skills to serve as a member of our board of directors.

James McGinty has served as Chief Financial Officer of 5.11, Inc. since April 2018. In anticipation of this offering, we engaged Mr. McGinty to serve directly as our Chief Financial Officer, in addition to his position with 5.11, Inc., in August 2021. Prior to joining 5.11, Inc., Mr. McGinty served as Chief Financial Officer of Z Gallerie, LLC from April 2016 through February 2018. Mr. McGinty previously served as Chief Financial Officer of Spy Inc. from August 2013 through April 2016. Mr. McGinty currently serves on the board of directors of The Original Bark Company and also served on the board of directors of Native Foods Holding Corporation from October 2013 through January 2015. From February 2001 to March 2013, Mr. McGinty was a member of the management team of Hot Topic, Inc., serving as Chief Financial Officer. Prior to Hot Topic, Inc., Mr. McGinty held senior finance and accounting positions within The Limited, Inc. Mr. McGinty holds a Bachelor of Science degree in Accounting from Miami University in Oxford, Ohio.

Debra Radcliff has served as Chief Marketing Officer of 5.11, Inc. since November 2018. In anticipation of this offering, we engaged Ms. Radcliff to serve directly as our Chief Marketing Officer, in addition to her position with 5.11, Inc., in August 2021. Prior to joining 5.11, Inc., Ms. Radcliff was Senior Vice President Marketing for West Marine, Inc. from April 2013 to February 2018. Before that, Ms. Radcliff was Senior Director Marketing at The Home Depot, Inc. from January 2010 to August 2012. She has held senior marketing positions at Sports Authority, Inc., Pierce Promotions, and Makita U.S.A., Inc. Ms. Radcliff is also currently a board member of multiple private companies, including Shelter Distilling, Inc. since February 2017 and National Retail Federation (NRF) where she has served as CMO Council Chair and as an Executive Board member since January 2014. Ms. Radcliff received a Bachelor of Arts degree in Journalism from the University of Georgia.

Deborah Ajeska has served as Global Vice President of People and Administration of 5.11, Inc. since November 2019. In anticipation of this offering, we engaged Ms. Ajeska to serve directly as our Global Vice President of People and Administration, in addition to her position with 5.11, Inc., in August 2021. Prior to joining 5.11, Inc. Ms. Ajeska held multiple senior positions at West Marine, Inc., including Vice President of Human Resources and Administration from January 2018 to August 2019 and Vice President of Human Resources from April 2016 to January 2018. Before being promoted to Vice President of Human Resources, Ms. Ajeska held numerous other leadership roles at West Marine, Inc., including Interim Principal Financial Officer, Divisional Vice President/Controller, Assistant Vice President of Financial Planning & Analysis, and Director in Financial Planning and Analysis. Prior to her employment at West Marine, Inc., Ms. Ajeska held various positions in finance and accounting at Household Credit Services, Inc. and Household Finance Corp. Ms. Ajeska received a Bachelor of Science degree in Accounting from Christopher Newport University.

Kelley Graham has served as the Senior Vice President, Strategy & Global Operations of 5.11, Inc. since October 2018. In anticipation of this offering, we engaged Ms. Graham to serve directly as our Senior Vice President, Strategy & Global operations, in addition to her position with 5.11, Inc., in August 2021. Ms. Graham first joined 5.11, Inc. as an independent consultant in December 2015 and subsequently joined in October 2016 as Vice President, Inventory Management. Prior to 5.11, Inc., Ms. Graham was a Senior Vice President of Global Planning for Quiksilver, Inc. from April 2014 to May 2015. Before that, she served as a Planning and Operations Director for Vans, Inc. from September 2012 to April 2014, and as a Vice President in Demand Planning for Levi Strauss & Co. from April 2006 to September 2012 and Director in Demand Planning for Levi Strauss & Co. from April 2004 to April 2006. Prior to Levi Strauss & Co., Ms. Graham was a Senior Manager in Retail Strategy for Accenture PLC from September 2000 to April 2004. Ms. Graham received a Master of Business Administration degree from the University of Chicago’s Booth School of Business in 2000 and Bachelor of Arts degree in International Studies from Kenyon College in 1990.

Mark Parker has served as the Senior Vice President of Omnichannel Retail of 5.11, Inc. January 2021. In anticipation of this offering, we engaged Mr. Parker to serve directly as our Senior Vice President of Omnichannel Retail, in addition to his position with 5.11, Inc., in August. Prior to 5.11, Inc., Mr. Parker was a Vice President of Direct to Consumer for The North Face, Inc. from September 2017 to February 2020. Before that, Mr. Parker served as a Vice President of Direct to Consumer EMEA for VF Corporation from October 2015 to September 2017. Mr. Parker also held multiple senior positions at Vans, Inc., including a position as a Vice President of Direct to Consumer for Vans EMEA from October 2013 to October 2015, and a position as Director of Regional Sales Retail for Vans America from June 2010 to October 2013. Prior to Vans, Inc., Mr. Parker was a Divisional Director Retail Sales for T-Mobile USA, Inc. from October 2008 to June 2010 and held multiple Direct to Consumer management positions with The Disney Store, LLC from 1992 to 2008.

Non-Employee Directors

Patrick Maciariello has served as a director of our company since August 2016. Mr. Marciariello has also been a member of 5.11, Inc.’s board of directors since August 2016, and served as Chairman of the Board of Directors from August 2016 to September 2018. Mr. Maciariello also currently serves as a board member and Chairman of The Sterno Group Companies, LLC, and BOA Technology, Inc. He is also a board member of Advanced Circuits, Inc., The Ergo Baby Carrier, Inc. and Foam Fabricators, Inc., doing business as Altor Solutions, for which he also served as Chairman from February 2018 through July 2020. Mr. Maciariello also served Chairman and as a director of Fresh Hemp Foods Ltd. from July 2015 through March of 2019. Mr. Maciariello is a Partner, Chief Operating Officer and a member of the Investment Committee of Compass Group Management LLC, the external manager of Compass Diversified (NYSE:CODI). Prior to that, Mr. Maciariello held positions at Bain & Company and Deutsche Bank Alex. Brown. Inc. Mr. Maciariello holds a Master of Business Administration degree from Columbia University and a Bachelor of Business Administration degree in Finance from the University of Notre Dame. We believe that Mr. Maciariello’s business background, investment experience in a wide range of companies and extensive familiarity with our business and market provide him with the qualifications and skills to serve as a member of our board of directors.

Zachary Sawtelle has served as a director of our company since August 2016. Mr. Sawtelle has also been a member of 5.11, Inc.’s board since August, 2016. Mr. Sawtelle is a Partner and member of the Investment Team of Compass Diversified Holdings LLC (“Compass”), first joining Compass in 2009. Prior to joining Compass, Mr. Sawtelle was a Financial Analyst in the Investment Banking Division of Citigroup, Inc. Mr. Sawtelle currently serves on the boards of multiple private companies including, Advanced Circuits, Inc., BOA Technology, Inc., Altor Solutions, and The Sterno Group. Mr. Sawtelle received a Master of Business Administration degree from the Kellogg School of Management at Northwestern University and Bachelor of Sciences degree from the University of California Davis. We believe that Mr. Sawatelle’s business background and investment experience provide him with the qualifications and skills to serve as a member of our board of directors. Mr. Sawatelle will resign from our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Elizabeth McLaughlin has served on the Board of Directors of 5.11, Inc. since December 2016. In anticipation of this offering, we engaged Ms. McLaughlin director to serve directly as a member of our board of directors, in addition to her position with 5.11, Inc., in August 2021. Ms. McLaughlin served as the Chief Executive Officer of Hot Topic, Inc. from February 2000 to April 2011. Prior to becoming Chief Executive Officer, Ms. McLaughlin held various leadership positions at Hot Topic, Inc., including President from 1999 to 2000, Senior Vice President Merchandising & Marketing from 1996 to 2000 and Vice President, Operations from 1993 through 1996. Prior to joining Hot Topic, Inc., Ms. McLaughlin held various positions with Hub Distributing, Inc. doing business as Millers Outpost and The Broadway Department Stores, Inc. Currently, Ms. McLaughlin serves as a board member, lead independent director, comp committee chair and audit committee member of The Original BARK Company. She also serves as a board member of a number of private companies, including Everlane, Inc., Lazy Dog Restaurants, LLC, Dolls Kill, Inc. and Good American, LLC. Ms. McLaughlin previously served as a board member for Hot Topic, Inc. and Noodles & Company. Ms. McLaughlin received a Bachelor of Arts degree in Economics from the University of California, Irvine. She was a member of the Board of Advisors and Executive Committee of the UCLA Anderson School for 17 years. We believe that Ms. McLaughlin’s familiarity with our business and market and extensive board experience provide her with the qualifications and skills to serve as a member of our board of directors.

Dudley Mendenhall has served on the Board of Directors of 5.11, Inc. since December 2016 and is also a member of its Audit Committee. In anticipation of this offering, we engaged Mr. Mendenhall to serve directly as a member of our board of directors, in addition to his position with 5.11, Inc, in August 2021. Since July 2012, Mr. Mendenhall has been an independent consultant providing financial advisory services. From January 2010 to July 2012, he was Vice President, Strategy, Planning and Operations in the office of Strategy and Technology at Hewlett-Packard Company. From March 2009 to August 2010, Mr. Mendenhall served as Chief Financial Officer of Solera Holdings, Inc. From September 2007 to March 2009, Mr. Mendenhall was Chief Financial Officer of Websense, Inc. and from April 2003 until September 2007, was the Senior Vice President and Chief Financial Officer of K2, Inc. Mr. Mendenhall is the Chairman of the Board of Directors of Fox Factory Holding Corp, which he joined in June 2013. Prior to that, he served on the board of Fox Factory Holding Corp.’s subsidiary, Fox Factory, Inc. From June 2012 to April 2021, he was the Chairman of Fox Factory Inc.’s Audit Committee, and continues to serve on that committee as well as the Compensation Committee. Mr. Mendenhall holds a Bachelor of Arts degree in Economics from Colorado College. We believe that Mr. Mendenhall’s business background and industry experience provide him with the qualifications and skills to serve as a member of our board of directors.

Troylind Brown has served on the Board of Directors of 5.11, Inc. since December 2019. In anticipation of this offering, we engaged Mr. Brown to serve directly as a member of our board of directors, in addition to his position with 5.11, Inc., in August 2021. Mr. Brown also currently serves as the President North America of Zumiez Inc., a position he has held since March 2017. Prior to this position, Mr. Brown served Zumiez Inc. as the Executive Vice President of Ecommerce and Omni-Channel from August 2012 to March 2017 and the Senior Vice President of Ecommerce from September 2008 to August 2012. Prior to Zumiez, Inc., Mr. Brown was the Director of Ecommerce at Tommy Bahama Group, Inc. from February 2007 to August 2008. Mr. Brown has also held various management roles at Expedia, Inc., Eddie Bauer LLC, Nautica Inc, and Zion’s Co-operative Mercantile Institution. We believe that Mr. Brown’s experience in the retail industry and familiarity with our business and market provide him with the qualifications and skills to serve as a member of our board of director.

Family Relationships

There are no family relationships among any of our director nominees, directors or executive officers.

Board of Directors Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

In addition, pursuant to the amended and restated stockholders’ agreement with Compass that will be effective upon consummation of this offering, Compass will have the right to nominate (i) three directors so long as it beneficially owns at least 25% of our then-outstanding shares of common stock, (ii) two directors so long as it beneficially owns at least 15% but less than 25% of our then-outstanding shares of common stock, and (iii) one director so long as it beneficially owns at least 5% but less than 15% of our then-outstanding shares of common stock. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Classified Board of Directors

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering provides that, upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our directors will be divided among the three classes as follows:

•	Class I directors, whose initial term will expire at our first annual meeting of stockholders following this offering, will consist of and ;

•	Class II directors, whose initial term will expire at our second annual meeting of stockholders following this offering, will consist of , and ; and

•	Class III directors, whose initial term will expire at our third annual meeting of stockholders following this offering, will consist of , and .

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering provide that only our board of directors may fill vacancies on our board. We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions” for additional information.

Controlled Company Exception

After giving effect to this offering, Compass will continue to control a majority of the voting power of our outstanding common stock. As a result, we will remain a “controlled company” within the meaning of the Listing Rules.

Under the Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (iv) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. These exemptions do not modify the independence requirements for our audit committee. We currently satisfy the member independence requirement for the audit committee provided under the Listing Rules and SEC rules and regulations for companies completing their initial public offering.

We intend to utilize certain of these exemptions. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the Listing Rules. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the Listing Rules.

We intend to apply to have our common stock listed on the Nasdaq Global Market. Upon completion of this offering, Compass will control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the Listing Rules. Under the Listing Rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

Director Independence

Under the Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. As a “controlled company” we have elected not to comply with the requirement that independent directors must comprise a majority of our board of directors and that our compensation and nominating and corporate governance committees be independent.

Audit committee members must still satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering. In connection with this offering, our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that             ,              and              are “independent directors” as defined under the applicable rules and regulations of the SEC and the Listing Rules. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below as of the completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a written charter approved by our board of directors that satisfies the applicable rules of the SEC and the Listing Rules. Following this offering, copies of each committee’s charter will be posted on the Investor Relations section of our website. The reference to our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of            ,             and            , with             serving as chair. Our board of directors has affirmatively determined that            ,            and             meet the requirements for independence under the current Listing Rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act. Each member of our audit committee is financially literate.

Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting compensation;

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of             ,              and             , with              serving as chair.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;

•	evaluating the overall effectiveness of our board of directors; and

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of             ,             and              ,              with              serving as chair.

Board Diversity

Each year, our nominating and corporate governance committee will review, with the board of directors, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates, our nominating and corporate governance committee will consider factors including, without limitation, an individual’s character, integrity, judgment, potential conflicts of interest, other commitments and diversity. While we have no formal policy regarding board diversity for our board of directors as a whole nor for each individual member, the nominating and corporate governance committee does consider such factors as gender, race, ethnicity, experience and area of expertise, as well as other individual attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officers, principal financial officer, principal accounting officer or controller or persons performing similar functions prior to the completion of this offering. Following this offering, a current copy of the code will be posted on the Investor Relations section of our website.

EXECUTIVE AND DIRECTOR COMPENSATION

5.11 Executive Officer and Director Compensation

To achieve 5.11’s goals, 5.11 has designed, and intends to modify as necessary, its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work toward achieving its goals.

5.11 believes its compensation program should promote the success of the company and align executive incentives with the long-term interests of its equityholders. 5.11’s current compensation programs for its executive officers consist primarily of salary, annual bonuses and equity awards. As 5.11’s needs evolve, 5.11 intends to continue to evaluate its compensation philosophy and programs.

This section provides an overview of 5.11’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.

For the year ended December 31, 2020, 5.11’s named executive officers were the following individuals:

•	Matthew Hyde, Executive Chairman

•	Francisco J. Morales, Chief Executive Officer

•	James McGinty, Chief Financial Officer

Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the year ended December 31, 2020.

Name and Principal Position	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Matthew Hyde Executive Chairman	$1,246,154	$1,572,151	$0	$43,435	$2,861,740
Francisco J. Morales Chief Executive Officer	$623,077	$0	$600,000	$14,105	$1,237,182
James McGinty Chief Financial Officer	$415,385	$0	$200,000	$11,896	$627,280

(1)

The amounts in this column represent the aggregate grant date fair value of awards granted to each named executive officer, computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 718.

(2)	The amounts reported in the Non-Equity Incentive Plan Compensation column reflect bonuses earned by Mr. Morales and Mr. McGinty for the fiscal year ended December 31, 2020.
(3)

This amount reflects our matching contributions made to the 401(k) retirement savings plan with respect to each named executive officer ($8,550 for each of Mr. Hyde, Mr. Morales and Mr. McGinty), employer paid health care costs ($5,555 for Mr. Morales and $3,632 for Mr. Hyde and $3,346 for Mr. McGinty) and reimbursement for housing and travel expenses for Mr. Hyde ($31,253).

Narrative Disclosure to Summary Compensation Table

For the year ended December 31, 2020, the compensation program for 5.11’s named executive officers consisted of base salary, cash incentive compensation and stock option grants.

Base Salary

5.11 established base salaries for each of the named executive officers at a level that is commensurate with the executive’s duties and authorities, contributions and prior experience.

2020 Cash Incentive Bonuses

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect cash incentive bonuses earned by Messrs. Morales and McGinty for the fiscal year ended December 31, 2020. Mr. Hyde was not eligible to receive a bonus for the fiscal year ended December 31, 2020. For the year ended December 31, 2020, the target annual bonuses for Messrs. Morales and McGinty were $600,000 and $200,000, respectively. The performance metric for the annual bonus for the year ended December 31, 2020 consisted solely of an EBITDA goal and the goal was achieved at 100% of the target amount, so the bonus amount paid to each was equal to his target bonus for the fiscal year.

Equity Compensation

From time to time we grant equity awards, in the form of options to purchase the company’s stock, to our named executive officers, which are subject to time vesting conditions based on the named executive officer’s continued service with 5.11. Each of the named executive officers currently held outstanding options to purchase 5.11 shares as of December 31, 2020 as set forth in the “Outstanding Equity Awards Table” below. The material terms regarding each equity award in the “Outstanding Equity Awards Table,” including the vesting schedule, are described in the corresponding footnotes.

Benefits and Perquisites

5.11 provides the named executive officers with unlimited vacation and company-paid health care premiums, and also provides Mr. Hyde with housing and travel reimbursements, which benefits are not provided to all of the other employees. Except as described in the preceding sentence, the named executive officers participate in benefit plans on the same basis as other employees, including welfare benefits (health, dental and vision coverage, life insurance, accidental death and dismemberment insurance, short-and long-term disability insurance) and a tax-qualified Section 401(k) plan.

Agreements with 5.11’s Named Executive Officers

5.11 has entered into employment agreements with each of its named executive officers and the details of such agreements are outlined below.

Agreement with Matthew Hyde

On August 26, 2020, Matthew Hyde entered into an amended and restated employment agreement with 5.11, Inc. and this agreement was subsequently amended on December 30, 2020. Mr. Hyde’s agreement provides for a term that begins on August 26, 2020 and ends two years thereafter. Pursuant to the employment agreement, as most recently amended, Mr. Hyde’s base salary was paid at a rate of $1,200,000 per year for the period from August 26, 2020 through December 27, 2020 (an increase from $600,000 per year per the original agreement) and thereafter, his base salary would be $478,131 per year. The agreement also provides that Mr. Hyde would receive a new option to purchase 465,271 shares of our common stock that would vest in two equal annual installments (as described below in the Outstanding Equity Awards table, on September 14, 2021 and on September 14, 2022). Mr. Hyde is also entitled to reimbursement for a corporate apartment in Irvine, California and travel expenses to and from Irvine, California. Mr. Hyde’s agreement does not have a severance provision.

Agreement with Francisco J. Morales

On August 27, 2018, Francisco J. Morales entered into an amended and restated employment agreement with 5.11, Inc. and this agreement was subsequently amended on February 24, 2021. Mr. Morales’ agreement provides for automatic one year renewals on December 31 of each year unless either party gives notice of an intent not to renew the agreement. Pursuant to the employment agreement, as most recently amended, Mr. Morales’ base salary is $630,000 per year (an increase from $600,000 per year per the original agreement) and his target annual bonus is 100% of his base salary. If 5.11 terminates Mr. Morales’ employment without cause (as defined in his employment agreement) or if Mr. Morales resigns for good reason (as defined in his employment agreement), he is entitled to receive (i) a prorated bonus based on EBITDA goals for the year of termination and (ii) an amount equal to his annual base salary and an amount equal to his COBRA premiums for twelve months (which payments shall be made in twelve equal monthly installments), subject to his timely execution and non-revocation of a general release of claims against us.

Agreements with James McGinty

On December 6, 2018, James McGinty entered into an employment agreement with 5.11, Inc. that became effective as of April 1, 2019. This agreement provided that the term will end on April 1, 2021 unless thereafter extended. Pursuant to this agreement, Mr. McGinty’s base salary was $400,000 per year and his target annual bonus was 50% of his base salary. Mr. McGinty was also entitled to a lump sum payment of $54,000 for expenses related to his relocation to Orange County, California. This agreement also provided that Mr. McGinty would receive an option to purchase 250,000 shares of our common stock that would vest in two equal annual installments (on April 1, 2020 and on April 1, 2021). This agreement did not have a severance provision.

On February 5, 2021, James McGinty entered into an amended and restated employment agreement with 5.11, Inc. Mr. McGinty’s agreement provides that the initial term will end on December 31, 2021 and it provides for automatic one year renewals on December 31 of each year thereafter unless either party gives notice of an intent not to renew the agreement. Pursuant to the employment agreement, Mr. McGinty’s base salary is $428,000 per year and his target annual bonus is 50% of his base salary. If 5.11 terminates Mr. McGinty’s employment without cause (as defined in his employment agreement) or if Mr. McGinty resigns for good reason (as defined in his employment agreement), he is entitled to receive (i) a prorated bonus for the year of termination and (ii) an amount equal to one-half of his annual base salary and an amount equal to his COBRA premiums for six months (which payments shall be made in six equal monthly installments), subject to his timely execution and non-revocation of a general release of claims against us.

Outstanding Equity Awards at 2020 Year End

The following table presents information regarding outstanding equity awards held by 5.11’s named executive officers as of December 31, 2020.

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Matthew Hyde	9/4/18		930,542	0	5.00	9/4/28
	9/14/20	(1)	0	465,271	9.94	9/14/30
Francisco J. Morales	10/5/16	(2)	1,057,600	264,400	5.00	10/5/26
	9/4/18	(3)	120,000	180,000	5.00	9/4/28
James McGinty	4/1/19	(4)	125,000	125,000	5.36	4/1/29

(1)

Fifty percent of the shares subject to the option vest on each of September 14, 2021 and September 14, 2022. Option becomes fully exercisable upon a change of control. This offering does not constitute a change of control.

(2)

Shares subject to the option vest in 20 quarterly installments, with the first installment occurring on January 1, 2017. Option becomes fully exercisable upon a change of control. This offering does not constitute a change of control.

(3)

Shares subject to the option vest in 20 quarterly installments, with the first installment occurring on December 31, 2018. Option becomes fully exercisable upon a change of control. This offering does not constitute a change of control.

(4)

Fifty percent of the shares subject to the option vest on each of April 1, 2020 and April 1, 2021. Option becomes fully exercisable upon a change of control. This offering does not constitute a change of control.

Retirement Benefits

5.11, Inc.’s employees, including the named executive officers, are eligible to participate in a tax-qualified Section 401(k) plan. 5.11, Inc. makes a matching contribution of 50% of the first 6% of the participant’s compensation and the matching contributions vest in three equal annual installments based on the participant’s years of service with us. 5.11 does not provide its employees, including the named executive officers, with any other retirement benefits, including, but not limited to, other tax-qualified retirement plans, supplemental executive retirement plans or nonqualified deferred compensation plans.

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2020:

Name	Fees earned or paid in cash(1)		Option Awards ($)		Total ($)
Elizabeth McLaughlin	$50,000	(1)	$13,163	(2)	$63,163
Dudley Mendenhall	$45,000	(1)	$13,163	(2)	$58,163
Troylind Brown	$40,000	(1)	$13,163	(2)	$53,163

(1)

The amounts reported in this column reflect the fees for board service ($40,000 each) and additional compensation for service for Ms. McLaughlin as chair of the compensation committee ($10,000) and Mr. Mendenhall as chair of the audit committee ($5,000).

(2)	The amounts in this column represent the aggregate grant date fair value of awards granted to each director listed above, computed in accordance with ASC Topic 718.

Narrative Disclosure to Director Compensation Table

In the year ended December 31, 2020, Patrick Maciariello, Elias Sabo and Zachary Sawtelle, the directors of 5.11 ABR Corp. as of December 31, 2020, did not receive cash, equity or other compensation for service as members of 5.11 ABR Corp.’s board or any committee thereof. 5.11 ABR Corp. currently has no formal arrangements under which board members receive compensation for their service on 5.11’s board or its committees. As of December 31, 2020, the non-employee directors of 5.11 ABR Corp. did not hold any outstanding options or other compensatory equity awards.

Patrick Maciariello, Zachary Sawtelle, Dudley Mendenhall, Elizabeth McLaughlin and Troylind Brown are the non-employee directors of 5.11, Inc. Messrs. Maciariello and Sawtelle did not receive cash, equity or other compensation for service as members of 5.11, Inc.’s board or any committee thereof. Each of Ms. McLaughlin and Messrs. Brown and Mendenhall received fees for service on the board of directors of 5.11, Inc. and/or service as a chair of a committee of the board as set forth in the table above. The cash fees are paid on a quarterly basis in arrears. In addition, on December 1, 2020, each of Ms. McLaughlin and Messrs. Brown and Mendenhall was granted an option to purchase 3,750 shares of our common stock at a price of $10.67 per share. Each option will vest in full on December 1, 2021 and vesting will accelerate upon a change of control as defined in the agreement evidencing the option. As of December 31, 2020, each of Ms. McLaughlin and Mr. Mendenhall had outstanding options to purchase an aggregate of 33,750 shares, Mr. Brown had outstanding options to purchase an aggregate of 11,250 shares and neither Mr. Maciariello nor Mr. Sawtelle had any outstanding equity awards.

Prior Stock Option Plan

2016 Stock Option Plan

Our board of directors and our stockholders previously approved the adoption of our 2016 Stock Option Plan (the “2016 Plan”), the material terms of which are summarized below. As of             , 2021, options to purchase              shares of our common stock granted pursuant to the 2016 Plan remained outstanding with a weighted-average exercise price of $         per share and              shares of our common stock were available for future grant pursuant to the 2016 Plan. Following the consummation of this offering, no further grants will be made pursuant to the 2016 Plan, but the 2016 Plan will continue to govern outstanding options granted thereunder.

Awards. Our 2016 Plan provides for the grant of NSOs to our employees or directors, or employees or directors of our subsidiaries.

Authorized Shares. Prior to the effective date of this offering, an aggregate of 9,375,000 shares of our common stock were reserved for issuance pursuant to the 2016 Plan. As described above, after our 2021 Plan becomes effective, no additional awards will be made pursuant to our 2016 Plan and shares subject to outstanding options granted under our 2016 Plan that expire or terminate without being exercised in full will not become available for grant under the 2016 Plan.

Plan Administration. Our board of directors, or the compensation committee thereof, administers our 2016 Plan. Under our 2016 Plan, the administrator has the authority to resolve all questions of interpretation of the 2016 Plan or any option granted thereunder and to determine recipients and the terms and conditions of each option, including the period of exercisability and the vesting schedule applicable to an option.

Stock Options. The administrator will determine the exercise price for each option, subject to the terms and conditions of our 2016 Plan, except that the exercise price of an option may not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2016 Plan will vest at the rate specified in the award agreement as determined by the administrator.

The administrator will determine the term of options granted under our 2016 Plan up to a maximum of 10 years. Unless the terms of an optionholder’s award agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s employment with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of ninety days following the termination of employment. If an optionholder’s employment with us or any of our affiliates ceases due to disability or death, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the termination of employment. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

The option exercise price must be paid in cash, provided that in the event of a change of control, the holder may deliver shares of our securities, including shares obtained through the exercise of the optoin, having a fair market value equal to the aggregate exercise price.

Non-Transferability of Awards. Except as otherwise provided in an award agreement, options granted under the 2016 Plan will not be transferable except by will or the laws of descent and distribution.

Changes to Capital Structure. In the event of a dividend, stock split, reverse stock split, combination, reclassification or similar change in our capital structure, the administrator will make appropriate adjustments to (i) the class and maximum number of shares subject to our 2016 Plan, and (ii) the class and number of shares and exercise price of all outstanding options granted thereunder.

Change of Control. Certain agreements evidencing options granted under the 2016 Plan provide that any unexercisable portion of an option outstanding on the date of a change of control (as defined in the agreements) will become exercisable upon the change of control.

Plan Amendment or Termination. The administrator has the authority to amend, modify, or terminate our 2016 Plan or an outstanding option at any time, provided that no amendment may impair or adversely affect the existing rights of any participant without such participant’s consent. Certain amendments, such as an increase in the number of shares available for grant under the 2016 Plan, a change to the employees eligible to receive options or a material increase in the benefits accruing to participants under the 2016 Plan, also require approval of our stockholders.

Action Taken in Connection with this Offering

2021 Equity Incentive Plan

In order to incentivize our employees following the closing of this offering, we anticipate that prior to the closing of this offering our board of directors will adopt, and our stockholders will approve, our 2021 Plan, the material terms of which are summarized below. The purpose of the 2021 Plan is to provide incentives for our employees, directors and consultants to exert maximum efforts for the success of the company and our affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of our common stock through the granting of awards. At the time our 2021 Plan becomes effective, no further grants will be made under our 2016 Plan.

Awards. Our 2021 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2021 Plan after it becomes effective will not exceed            shares of our common stock, plus an additional number of shares (not to exceed            shares), consisting of any shares of our common stock subject to outstanding stock options granted under our 2016 Plan that, on or after our 2021 Plan became effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock that will be reserved for issuance under our 2021 Plan will automatically increase on January 1 of each year for a period of ten years, beginning on January 1, 2022 and continuing through January 1, 2031, in an amount equal to the lesser of (a)     % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year, or (b) a lesser number of shares determined by our board of directors no later than December 31 of the immediately preceding year. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2021 Plan is            shares.

Shares subject to stock awards that will be granted under our 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax-withholding obligation will not reduce the number of shares that will be available for issuance under our 2021 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares, (ii) to satisfy the exercise, strike or purchase price of a stock award or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2021 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan. Our board of directors may delegate to one or more of our officers the authority to (i) grant employees (other than officers) specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors, or a duly authorized committee of our board of directors, will have the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under our 2021 Plan, our board of directors, or a duly authorized committee of our board of directors, will also generally have the authority to effect, subject to the consent of our stockholders: (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. The plan administrator will determine the exercise price for stock options, within the terms and conditions of our 2021 Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2021 Plan will vest at the rate specified in the stock option agreement as will be determined by the plan administrator.

The plan administrator will determine the term of stock options granted under our 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options or stock appreciation rights generally will not be transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock units (“RSUs”) are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The plan administrator will establish the terms and conditions of the RSU award, including the vesting and payment applicable to the RSU. Vesting may be based on continued service or the achievement of individual and/or corporate performance goals, or any combination thereof. A vested RSU may be settled by cash, delivery of shares, or a combination thereof. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, RSUs that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights permit the participant to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The plan administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2021 Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator will determine the term of stock appreciation rights granted under our 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2021 Plan will permit the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock. The performance goals may be based on any measure of performance selected by our board of directors and may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices.

Other Stock Awards. The plan administrator will be permitted to grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $         in total value, except such amount will increase to $         for the first year for newly appointed or elected non-employee directors.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to: (i) the class and maximum number of shares reserved for issuance under our 2021 Plan; (ii) the class and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class and maximum number of shares that may be issued on the exercise of ISOs; and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of a corporate transaction (as defined in the 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant, any stock awards outstanding under our 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable.

Plan Amendment or Termination. Our board of directors will have the authority to amend, suspend, or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments will also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our director nominees, directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Controlled Company

Compass, which purchased a controlling interest in us on August 1, 2016, makes us a “controlled company” within the meaning of the Listing Rules. Compass is managed by Compass Group Management LLC (“CGM”). CGM also provides services to our Subsidiary, 5.11, Inc. including the services as described in “Management Services Agreement” below. In addition, one of our directors, Patrick Maciariello is a partner and the Chief Operating Officer of CGM, and another one of our directors, Zachary Sawtelle, is a partner of CGM, which provided services to our Subsidiary prior to the IPO.

Management Services Agreement

Under a Management Services Agreement between our Subsidiary and CGM, CGM performs executive, financial and managerial oversight services for our Subsidiary in exchange for a $1.0 million annual management fee paid quarterly, plus reimbursement of reasonable expenses incurred in connection with the provision of services to us. During each of the years ended December 31, 2019 and 2020, we recorded $1.0 million in expenses, related to this fee. The Management Services Agreement provided Compass with customary exculpation and indemnification protections. The Management Services Agreement will be terminated in connection with this offering.

Debt Financing and Special Distribution to Stockholders

In August 2016, our wholly-owned subsidiaries, 5.11, Inc. and 5.11 TA, Inc., entered into a secured credit agreement with Compass, as amended from time to time (the “Credit Agreement”). The Credit Agreement provides for (i) a Term A loan of up to $125.0 million, which matures on August 31, 2022 (the “Term A Loan”), (ii) a Term B loan of up to $55.0 million, which matures on August 31, 2023 (the “Term B Loan”), and (iii) a revolving loan facility of up to $43.0 million, which matures on August 31, 2022 (the “Revolving Loan”). The Credit Agreement also provides for letters of credit in an aggregate face amount not to exceed $3 million outstanding at any time. At no time may the aggregate principal amounts outstanding under the Credit Agreement exceed the maximum aggregate amount available under the Credit Agreement less the aggregate amount of all outstanding letters of credit. On August 16, 2021, the Credit Agreement was amended to, among other things, increase the Term A Loan commitment and Term A Loan by $55.0 million in order to fund a special distribution to our stockholders. On August 16, 2021, we funded a $55.0 million special distribution to our stockholders.

As of the year ended December 31, 2020 and December 31, 2019, we had $154.2 million and $185. million, respectively, in principal balance outstanding. On December 31, 2020, we had outstanding letters of credit totaling approximately $7.1 million. The borrowing availability under the Revolving Loan at December 31, 2020 and December 31, 2019 was approximately $37.2 million and $12.2 million, respectively.

The Credit Agreement is secured by all of our assets (except as otherwise provided for in the terms of the Credit Agreement), including all of our equity interests in, and loans to, our consolidated subsidiaries. (See “Note 7—Financing Arrangements” to the consolidated financial statements included elsewhere in this prospectus for more detail regarding the Credit Agreement). We currently intend to use the net proceeds from this offering to repay all of the indebtedness under the Credit Agreement.

Transactions with Arksun Vietnam JSC

We purchase inventory from a vendor, Arksun Vietnam JSC, who is a related party through our Chief Executive Officer, Francisco J. Morales, via his 40% ownership interest in Arksun Vietnam JSC. During the years ended December 31, 2020 and 2019, we purchased approximately $2.7 million and $4.4 million, respectively, in inventory from the vendor. We purchased approximately $0.8 million and $1.5 million during the six months ended June 30, 2021 and June 30, 2020, respectively, in inventory from Arksun Vietnam JSC.

Transactions with Partner Stores

Our Subsidiary utilizes two retail partner stores, which are owned by the brother of our Chief Executive Officer, Francisco J. Morales. During the years ended December 31, 2020 and 2019, we earned approximately $0.7 million and $0.7 million, respectively, in sales from the partner stores. During the six months ended June 30, 2021 and June 30, 2020, respectively, we earned approximately $0.1 and $0.3, respectively, from the partner stores.

Stockholders’ Agreement

In connection with Compass’ acquisition of a majority interest in us in August 2016, we entered into a stockholders’ agreement with Compass and certain other holders of our common stock, pursuant to which these holders are entitled to certain rights, which will terminate immediately prior to the closing of this offering. The stockholders’ agreement contains provisions relating to (i) restrictions on transfer of shares, which generally prohibit stockholders from transferring shares of our common stock, other than in connection with a tag along right, a drag along right, our exercise of a call right to purchase the shares of a stockholder employed by us, or any subsidiary of us, following cessation of employment for any reason, or otherwise in limited circumstances such as to affiliates or for estate planning purposes, (ii) tag along rights in connection with any sale of more than 5% of the shares held by Compass, (iii) drag along rights in favor of Compass in connection with any sale of more than 5% of the shares held by Compass, (iv) preemptive rights, and (v) prohibitions on certain stockholders (other than Compass) from competing with us, or soliciting our customers or employees, while such persons are our stockholders until after the final disposition of such person’s shares. See “Description of Capital Stock—Registration Rights” for additional information.

We intend to enter into an amended and restated stockholders’ agreement with Compass that will be effective upon consummation of this offering. See Description of Capital Stock—Registration Rights” for additional information. Pursuant to the new stockholders’ agreement, which will contain certain consent rights, Compass will have the right to nominate (i) three directors so long as it beneficially owns at least 25% of our then-outstanding shares of common stock, (ii) two directors so long as it beneficially owns at least 15% but less than 25% of our then-outstanding shares of common stock, and (iii) one director so long as it beneficially owns at least 5% but less than 15% of our then-outstanding shares of common stock.

Registration Rights Agreement

Effective upon consummation of the offering, we will enter into a registration rights agreement pursuant to which we may be required to register the sale of shares of our common stock held by Compass. The registration rights agreement will also require us to make available and keep effective shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Compass and certain of our other stockholders will have the ability to exercise certain demand registration rights and/or piggyback registration rights in connection with registered offerings requested by any of such holders or initiated by us. For a complete description of our registration rights agreement, see “Description of Capital Stock-Registration Rights”.

Employment and Compensation Arrangements

We have entered into, or plan on entering into, employment agreements with and have granted equity awards to our executive officers. In addition, we have entered into a cash sale bonus agreement with our Executive Officer, Mr. Morales. See the section titled “Executive Compensation—Executive Compensation Arrangements” for additional information.

Limitation of Liability and Indemnification of Offices and Directors

Our certificate of incorporation and our amended and restated certificate of incorporation contain provisions that limit the liability of our directors of monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability as for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

No amendment to, or repeal of, these provisions will adversely affect any right or protection of our directors, in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be eliminated or further limited to the fullest extent permitted under the General Corporation Law of the State of Delaware.

Further, we have entered into indemnification agreements with each of our directors and executive officers and all persons whom we have the power to indemnify, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware. These indemnification agreements require us, among other things, to indemnify our directors and executive officers and such advisors against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by such individuals in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers and as our advisors.

The limitation of liability and indemnification provisions included in our Certificate of Incorporation and in indemnification agreements that we entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance under which, subject to the limitations of the insurance policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Offices and Directors.”

Dividend Policy

Except for a one-time dividend payment to our existing stockholders prior to the completion of this offering, we currently do not intend to declare any dividends on our common stock in the foreseeable future. See the section titled “Dividend Policy” for additional information.

Policies and Procedures for Transactions with Related Persons

Prior to the consummation of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third-party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents certain information with respect to the beneficial ownership of our common stock as of June 30, 2021, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, by:

•	each of our directors and director nominees;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. Shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of June 30, 2021 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

We have based our calculation of the percentage ownership of our common stock before this offering on             shares of our common stock outstanding on June 30, 2021 giving effect to the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws. The percentage ownership information under the column titled “Beneficial Ownership After this Offering” is based on the sale of shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares. In addition, the following table does not reflect any shares of common stock that may be purchased in this offering. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o 5.11 ABR Corp., 1360 Reynolds Ave, Suite 101, Irvine, CA 92614.

	Beneficial Ownership Prior to this Offering		# of Shares Being Sold in this Offering	Beneficial Ownership After this Offering (assuming no exercise of the underwriters’ option)			Beneficial Ownership After this Offering (assuming exercise of the underwriters’ option)
	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Being Sold	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership		Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders
Compass Diversified Holdings Inc.(1)	45,375,400	97.7%				%			%
Executive Officers and Directors:
Francisco J. Morales (2)	2,130,787	4.5%				%			%
Matthew Hyde (3)	930,542	2.0%				%			%
James McGinty (4)	250,000	*				%			%
Debra Radcliff (5)	29,600	*				%			%
Deborah Ajeska (6)	21,000	*				%			%
Kelley Graham (7)	89,000	*				%			%
Mark Parker	—	*				%			%
Patrick Maciariello	—	*				%			%
Zachary Sawtelle	—	*				%			%

	Beneficial Ownership Prior to this Offering		# of Shares Being Sold in this Offering	Beneficial Ownership After this Offering (assuming no exercise of the underwriters’ option)			Beneficial Ownership After this Offering (assuming exercise of the underwriters’ option)
	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Being Sold	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership		Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
Elizabeth McLaughlin (8)	30,000	*				%			%
Dudley Mendenhall (9)	30,000	*				%			%
Troylind Brown (10)	7,500	*				%			%

All current directors and executive officers as a group (11) (12 persons)	3,518,429	7.1%				%			%

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.
(1)

Consists of 45,375,400 shares of our common stock. All 45,375,000 shares of common stock beneficially owned by Compass have been pledged to Compass’ lenders as security under the Amended and Restated Credit Agreement among Compass, as the borrower, Bank of America, as administrative agent and in other capacities, and the other parties thereto, dated March 23, 2021, which is secured by substantially all of Compass’ assets, including all of its equity interests in its consolidated subsidiaries. The principal address for Compass is 301 Riverside Ave Ste 2, Westport, CT 06880.

(2)

Consists of 730,987 shares of our common stock and 1,399,800 shares of our common stock that may be acquired pursuant to the exercise of stock options issuable upon conversion within 60 days of June 30, 2021.

(3)	Consists of 930,542 shares of our common stock that may be acquired pursuant to the exercise of stock options issuable upon conversion within 60 days of June 30, 2021.
(4)	Consists 250,000 shares of our common stock that may be acquired pursuant to the exercise of stock options issuable upon conversion within 60 days of June 30, 2021.
(5)	Consists of 29,600 shares of our common stock that may be acquired pursuant to the exercise of stock options issuable upon conversion within 60 days of June 30, 2021.
(6)	Consists of 21,000 shares of our common stock that may be acquired pursuant to the exercise of stock options issuable upon conversion within 60 days of June 30, 2021.
(7)	Consists of 89,000 shares of our common stock that may be acquired pursuant to the exercise of stock options issuable upon conversion within 60 days of June 30, 2021.
(8)	Consists of 30,000 shares of our common stock that may be acquired pursuant to the exercise of stock options issuable upon conversion within 60 days of June 30, 2021.
(9)	Consists of 30,000 shares of our common stock that may be acquired pursuant to the exercise of stock options issuable upon conversion within 60 days of June 30, 2021.
(10)	Consists of 7,500 shares of our common stock that may be acquired pursuant to the exercise of stock options issuable upon conversion within 60 days of June 30, 2021.
(11)

Consists of 730,987 shares of our common stock and 2,787,442 shares of our common stock that may be acquired pursuant to the exercise of stock options issuable upon conversion within 60 days of June 30, 2021.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description of the information contained in this section, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated stockholders’ agreement, each of which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Upon the completion of this offering, our authorized capital stock will consist of              shares of our common stock, $0.001 par value per share, and            shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

As of June 30, 2021, we had            shares of common stock outstanding, held of record by              stockholders, assuming the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Our amended and restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

None of our common stock is entitled to preemptive rights or subject to redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to the prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any shares of preferred stock outstanding at that time.

Preferred Stock

Following the completion of this offering, and pursuant to the provisions of our amended and restated certificate of incorporation that will be in effect thereafter, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of June 30, 2021,            shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $            per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Incentive Plans.”

Registration Rights

Following the completion of this offering, subject to the lock-up agreements entered into in connection with this offering, certain of the holders of outstanding shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of our amended and restated stockholders’ agreement between us and the holders of these shares, which was entered into in August 2016, and include demand registration rights, Form S-3 registration rights and piggyback registration rights. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The registration rights terminate upon the earliest of: (1)              years following the completion of this offering, (2) as to any given holder of registration rights, at such time following this offering when such holder of registration rights can sell all of such holder’s registrable securities in compliance with Rule 144(b)(1)(i) and all registrable securities held by such holder can be sold in any three-month period without registration pursuant to Rule 144 under the

Securities Act and (3) a transaction or series of related transactions (whether by merger, consolidation, share transfer, new issuance of “voting securities,” as defined in the amended and restated stockholders’ agreement, or otherwise) in which a “person” as defined in the amended and restated stockholders’ agreement, acquires, directly or indirectly, (i) a majority of the voting power of our company (or the surviving or acquiring entity) or (ii) all or substantially all of the assets of our company and its direct and indirect subsidiaries (on a consolidated basis).

Demand Registration Rights

The holders of an aggregate of            shares of our common stock following this offering, or their permitted transferees, are entitled to demand registration rights. Under the terms of the amended and restated stockholders’ agreement, at any time after 180 days following the effective date of this prospectus, holders of at least    % of the voting securities (as defined in the amended and restated stockholders’ agreement) then-outstanding can request that we register the offer and sale of their shares on a registration statement on Form S-1 under the Securities Act with an anticipated aggregate offering price, net of selling expenses, of at least $            million. We are required to effect only one registration pursuant to this provision of the amended and restated stockholders’ agreement. We may postpone the filing of a registration statement no more than once during any 12-month period for up to 90 days if our board of directors determines that the filing would be detrimental to us and our stockholders. We are not required to effect a requested registration under certain additional circumstances specified in the amended and restated stockholders’ agreement.

Form S-3 Registration Rights

The holders of an aggregate of            shares of our common stock following this offering or their permitted transferees are also entitled to Form S-3 registration rights. If we are eligible and qualified to file a registration statement on Form S-3, holders can request that we register the offer and sale of all or part of their shares on a registration statement on Form S-3 with an anticipated aggregate offering price, net of selling expenses, of at least $        million. We are required to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for up to 90 days if our board of directors determines that the filing would be detrimental to us and our stockholders. We are not required to effect a registration on Form S-3 under certain additional circumstances specified in the amended and restated stockholders’ agreement.

Piggyback Registration Rights

If we register any of our common stock for public sale, the holders of an aggregate of            shares of our common stock following this offering or their permitted transferees are entitled to piggyback registration rights. However, this right does not apply to (1) a registration relating to the sale or grant of securities to our employees pursuant to a stock option, stock purchase, equity incentive or similar plan; (2) a registration relating to an SEC Rule 145 transaction; (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the voting securities, as defined in the amended and restated stockholders’ agreement; or (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right, in their sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned, first, to us, and second, pro rata among these holders, according to the total amount of securities entitled to be included by each holder, subject to additional circumstances specified in the amended and restated stockholders’ agreement.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of any series of our preferred stock and except as otherwise provided therein, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the board of directors, may be filled by a majority of the directors then in office or by our stockholders; provided, however, that from and after the Trigger Date, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the board of directors, shall be filled only by a majority of the directors then in office and shall not be filled by our stockholders. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors. The existence of a classified board of directors could discourage a third party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors Composition” for additional information.

•

Removal of Directors. Our amended and restated certificate of incorporation will provide that, subject to the rights of holders of any series of our preferred stock, directors may be removed with or without cause by the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of our company entitled to vote generally in the election of such directors; provided, however, that, from and after the Trigger Date, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•

Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

•

Our amended and restated certificate of incorporation will provide that, upon the occurrence of the Trigger Date, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal provisions of our amended and restated certificate of incorporation relating to the following: (i) Board of Directors, (ii) Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders, (iii) Limitation of Liability, (iv) Corporate Opportunities and Competition, (v) Exclusive Forum, (vi) Section 203 of the DGCL, and (vii) Amendment of Certificate of Incorporation and Bylaws.

•

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, upon the occurrence of the Trigger Date, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal our amended and restated bylaws.

•

The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

•

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation will preclude stockholder action by written consent upon the occurrence of the Trigger Date.

•

Special Meeting of Stockholders. Our Amended and Restated Certificate of Incorporation will provide that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, special meetings of stockholders may only be called by order of the Chairman of our board of directors, our board of directors or our Chief Executive Officer; provided, however, that at any time prior to the Trigger Date, special meetings of our stockholders shall also be called by or at the direction of our board of directors or the Chairman of our board of directors at the request of CODI. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•

Director Nominations and Stockholder Proposals. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information.

•

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation and amended and restated bylaws will not provide for cumulative voting.

•

Issuance of Undesignated Preferred Stock. After the filing of our Amended and Restated Certificate of Incorporation, our board of directors will have the authority, without further action by the stockholders, subject to any limitations imposed by the Listing Rules, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•

Choice of Forum. Our Amended and Restated Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL or of our amended and restated certification of incorporation or our amended and restated bylaws, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certification of incorporation or our amended and restated bylaws, (v) any action or proceeding asserting a claim against us or any of our current or former directors, officers, employees or stockholders as to which the DGCL confers jurisdiction to the Court of Chancery of the State of

Delaware, or (vi) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. The foregoing exclusive forum provisions will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our Amended and Restated Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated to be inapplicable or unenforceable in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated.

Listing

We intend to list our common stock on the Nasdaq Global Market under the symbol “VXI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Broadbridge Financial Solutions, Inc. The transfer agent and registrar’s address is 1155 Long Island Avenue, Edgewood, NY 11717.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding stock options in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of June 30, 2021, we will have a total of             shares of our common stock outstanding. This assumes no exercise of options outstanding as of or after June 30, 2021.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares of common stock sold in this offering will be immediately available for sale in the public market;

•	beginning on the date of this prospectus, shares of common stock, assuming no exercise of outstanding options, will be immediately available for sale in the public market;

•

beginning days after the date of this prospectus,             additional shares of common stock will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; provided that, such additional shares shall become eligible for sale in the public market; and

•

the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter upon subject to vesting and, in some cases, to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Standoff Provisions

All of our directors, executive officers, and holders of substantially all of our outstanding equity securities are subject to lock-up agreements or market standoff provisions that, subject to exceptions described under the section titled “Underwriting” below, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, stock options or any security or instrument related to this common stock, or stock option for a period of at least 180 days following the date of this prospectus, without the prior written consent of Morgan Stanley; provided that            . These agreements are subject to certain customary exceptions. See the section titled “Underwriting” for additional information.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144 and the requirements of the lock-up and market standoff agreements, as described above. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares (subject to the requirements of the lock-up and market standoff agreements, as described above) without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff provisions described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements and or market standoff agreements as described above and under the section titled “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Registration Statements

In connection with this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding stock options and the shares of our common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as practicable under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Registration Rights

We have granted demand, Form S-3, and piggyback registration rights to certain of our stockholders to sell approximately shares of our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our common stock issued pursuant to this offering by non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.

This summary is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address the tax consequences arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax laws or the effect, if any, of the alternative minimum tax or the Medicare contribution tax imposed on net investment income. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to a non-U.S. holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and former citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partner or partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY NON-U.S., STATE, OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are neither a “U.S. person” nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized (or deemed to be created or organized) in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States person” (as defined in the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described under “Dividend Policy” in this prospectus, prior to the completion of this offering, we intend to make a one-time dividend payment to our existing stockholders, and we do not expect to make any other distributions for the foreseeable future. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they will first constitute a tax-free return of capital and will reduce your adjusted tax basis in our common stock (determined on a share by share basis), but not below zero, and then any excess will be treated as capital gain from the sale of our common stock, subject to the tax treatment described below in “—Gain on Sale or Other Taxable Disposition of Common Stock.”

Any dividend paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected” dividends, as described below. In order to claim treaty benefits to which you are entitled, you must provide us with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that you are not a “United States person” as defined under the Code and qualify for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. This certification must be provided to us (or, if applicable, our paying agent) prior to the payment to you of any dividends and may be required to be updated periodically.

We or any applicable withholding agent may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

Dividends received by you that are effectively connected with your conduct of a trade or business within the United States (and, if an applicable income tax treaty requires, are attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from the U.S. federal withholding tax described above. In order to claim this exemption, you must provide us (or, if applicable, our paying agent) with an IRS Form W-8ECI (or a successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are generally taxed at the same U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits (except as provided by an applicable income tax treaty). In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussions below regarding FATCA and backup withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other taxable disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of our common stock, or your holding period for, our common stock, and certain other conditions are met.

If you are a non-U.S. holder described in the first bullet above, you generally will be subject to U.S. federal income tax on the gain derived from the sale or other taxable disposition (net of certain deductions or credits) under the U.S. federal income tax rates generally applicable to U.S. persons (except as provided by an applicable income tax treaty), and corporate non-U.S. holders described in the first bullet above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, as adjusted for certain items.

If you are an individual non-U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by U.S. source capital losses for that taxable year (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, in general, we would be a USRPHC if our “U.S. real property interests” comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock would not be subject to U.S. federal income tax if our common stock is “regularly traded” (within the meaning of applicable Treasury regulations) on an established securities market, and such non-U.S. holder has owned, actually or constructively, five percent or less of our common stock at all times during the applicable period described above.

Backup Withholding and Information Reporting

Payments of dividends on our common stock will not be subject to backup withholding, provided you either certify under penalty of perjury your non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or a successor form), or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to you, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or you otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, or collectively, “FATCA,” impose withholding tax at a rate of 30% on dividends on our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. Additionally, although FATCA withholding may also apply to gross proceeds of a disposition of the common stock, proposed regulations, which taxpayers are permitted to rely on until final regulations are issued, eliminate withholding on such gross proceeds. The withholding provisions under FATCA generally apply to dividends on our common stock. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Jefferies LLC
Robert W. Baird & Co. Incorporated

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:	$	$	$
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this

offering with the Financial Industry Regulatory Authority up to $        . The underwriters have agreed to reimburse us for certain of our expenses in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to list our common stock on the Nasdaq Global Market under the trading symbol “VXI”.

We, the selling stockholders and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

This prospectus does not constitute a public offer of shares of common stock, whether by sale or subscription, in the People’s Republic of China, or PRC. The shares of common stock are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of common stock offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the Company and its representatives to observe these restrictions.

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time:

(a)    to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares of common stock may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Korea

The shares of common stock offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of

Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares of common stock will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor;

(b)    or a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)    where no consideration is or will be given for the transfer;

(c)    where the transfer is by operation of law;

(d)    as specified in Section 276(7) of the SFA; or

(e)    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification: Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the shares of common stock are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock described herein. The shares of common stock may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading venue in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading venue in Switzerland, and neither this prospectus nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

(a)    to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us and the selling stockholders by Paul Hastings LLP. Certain legal matters will be passed upon for the underwriters by Latham  & Watkins LLP.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.511tactical.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

5.11 ABR CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

5.11 ABR Corp.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of 5.11 ABR Corp. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company’s auditor since 2016.

Newport Beach, California

August 6, 2021

5.11 ABR CORP.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	2020	2019
ASSETS

CURRENT ASSETS:
Cash	$18,412	$13,025
Accounts receivable, less allowances of $6,046 and $7,525	44,037	42,018
Inventories	144,266	141,635
Prepaid expenses and other current assets	8,408	8,811

Total current assets	215,123	205,489

PROPERTY AND EQUIPMENT—Net	44,987	48,454

GOODWILL	92,966	92,966

INTANGIBLE ASSETS—Net	90,770	99,167

DEFERRED TAXES	8,867	12,124

RIGHT-OF-USE ASSET	45,174	43,983

OTHER ASSETS	1,218	1,020

TOTAL ASSETS	$499,105	$503,203

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$5,180	$6,237
Accrued liabilities	66,325	54,898
Deferred revenue and customer deposits	4,409	1,974
Income tax payable	247	490
Current portion of long-term debt	6,250	6,250

Total current liabilities	82,411	69,849

LONG-TERM LIABILITIES:
Line of credit	5,765	30,765
Long-term debt, less current portion	141,390	147,242
Lease liabilities	45,204	43,422

STOCKHOLDERS’ EQUITY:
Common stock—$0.001 par value; 75,000,000 shares authorized, 46,455,099 and 46,490,094 shares issued and outstanding	47	47
Treasury stock	(621)	(278)
Additional paid-in capital	242,517	239,957
Accumulated other comprehensive income	(99)	26
Accumulated deficit	(17,509)	(27,827)

Total stockholders’ equity	224,335	211,925

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$499,105	$503,203

See notes to consolidated financial statements.

5.11 ABR CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	2020	2019

NET SALES	$401,106	$388,645

COST OF SALES	198,861	197,051

GROSS PROFIT	202,245	191,594

OPERATING EXPENSES:
Selling, general, and administrative	150,750	147,060
Depreciation and amortization	21,085	21,125

Total operating expenses	171,835	168,185

INCOME FROM OPERATIONS	30,410	23,409

INTEREST EXPENSE—Net	14,502	17,952

OTHER EXPENSE—Net	1,743	878

INCOME BEFORE INCOME TAX EXPENSE	14,165	4,579

INCOME TAX EXPENSE	3,847	481

NET INCOME	$10,318	$4,098

Earnings per share:
Basic	$0.22	$0.09
Diluted	$0.21	$0.09

Weighted-average shares used to compute earnings per share:
Basic	46,471	46,524
Diluted	48,721	47,860

See notes to consolidated financial statements.

5.11 ABR CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	2020	2019
NET INCOME	$10,318	$4,098

Other comprehensive loss
Foreign currency translation adjustments	(125)	(1)

COMPREHENSIVE INCOME	$10,193	$4,097

See notes to consolidated financial statements.

5.11 ABR CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share information)

	Stockholders’ Equity
	Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
BALANCE—December 31, 2018	46,527,094	$47	$(51)	$237,596	$(31,925)	$27	$205,694
Purchase of common stock	(37,000)	—	(227)	—	—	—	(227)
Stock-based compensation	—	—	—	2,361	—	—	2,361
Total comprehensive income, net	—	—	—	—	—	(1)	(1)
Net income	—	—	—	—	4,098	—	4,098

BALANCE—December 31, 2019	46,490,094	47	(278)	239,957	(27,827)	26	211,925
Excercise of stock options	13,500	0	—	71	—	—	71
Purchase of common stock	(48,495)	—	(343)	—	—	—	(343)
Stock-based compensation	—	—	—	2,489	—	—	2,489
Total comprehensive income, net	—	—	—	—	—	(125)	(125)
Net income	—	—	—	—	10,318	—	10,318

BALANCE—December 31, 2020	46,455,099	$47	$(621)	$242,517	$(17,509)	$(99)	$224,335

See notes to consolidated financial statements

5.11 ABR CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,318	$4,098
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,085	21,131
Provision for bad debt expense	957	1,875
Stock-based compensation	2,489	2,361
Amortization of debt issuance costs	398	409
Loss/(gain) on disposal of fixed assets	689	(2)
Deferred income taxes	3,256	(22)
Net changes in operating assets and liabilities:
Accounts receivable	(2,977)	2,240
Inventories	(2,631)	(5,510)
Prepaid expenses and other current and long-term assets	(984)	406
Accounts payable	(1,058)	(2,046)
Accrued liabilities	11,427	9,668
Other liabilities	1,781	(5,293)
Deferred revenue and customer deposits	2,435	441
Income tax payable	(243)	(637)

Net cash provided by operating activities	46,942	29,119

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(9,908)	(9,821)

Net cash used in investing activities	(9,908)	(9,821)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on line of credit	(25,000)	(7,000)
Payments on long-term debt	(6,250)	(11,250)
Payment of debt issuance costs	—	(100)
Exercise of stock options	71	—
Stock repurchases	(343)	(227)

Net cash used in financing activities	(31,522)	(18,577)

Effect of exchange rate changes on cash	(125)	(1)

NET INCREASE IN CASH	5,387	720

CASH—Beginning of year	13,025	12,305

CASH—End of year	$18,412	$13,025

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes	$729	$1,935

Cash paid for interest expense	$13,974	$17,585

See notes to consolidated financial statements.

5.11 ABR CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS THEN ENDED

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business—5.11 ABR Corp. (the “Company”) was incorporated on July 27, 2016, in the state of Delaware. The Company is the 100% owner of 5.11 Acquisition Corp. and subsidiaries which include 5.11 TA, Inc., 5.11 Inc., 5.11 International AB, 5.11 Australia Pty Ltd., 5.11 Tactical de Mexico, S. de R.L. de C.V., 5.11 Panama S.de R.L., 5.11 Germany, GmbH, 5.11 do Brasil Comercio LTDA, Alphaone Holdings Ltd., 5.11 Sourcing Limited and Beyond Clothing LLC.

The Company is a leading provider of purpose-built, technical apparel and gear for law enforcement, firefighters, EMS, and military special operations as well as outdoor and adventure enthusiasts. The Company’s brand is known for innovation and authenticity, and works directly with end users to create purpose-built apparel, footwear and gear designed to enhance the safety, accuracy, speed and performance of tactical professionals and enthusiasts worldwide. Headquartered in Irvine, California, 5.11 operates sales offices and distribution centers globally. The Company’s products are widely distributed in uniform stores, military exchanges, outdoor retail stores, its own retail stores and through e-commerce channels, including 511tactical.com.

Segment Information—The Company has determined that it has a single operating and reportable segment; we are the leading provider of purpose-built technical apparel and gear for first responders as well as outdoor and adventure enthusiasts. The Company considers operating segments to be components of the Company in which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM for the Company is Compass Group Management, which includes two individuals that sit on the Board of Directors. The CODM reviews sales information by channel and financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“GAAP”).

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. All intercompany transactions and account balances have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Examples of such estimates include uncollectible accounts receivable, inventory valuation, sales returns, sales discounts, early payment reserves, tax contingencies, valuation of deferred tax assets, estimates on the valuation of share-based awards, and recoverability including goodwill and long-lived assets, such as property and equipment and operating lease right-of-use (“ROU”) assets. Actual results may materially differ from these estimates. On an ongoing basis, the Company reviews its estimates to ensure that these estimates appropriately reflect changes in its business or as new information becomes available.

Foreign Currency Translation—Certain of the Company’s subsidiaries have operations outside of the United States, and the local currency is typically the functional currency. The consolidated financial statements are translated into U.S. dollars using exchange rates in effect at year-end for assets and liabilities and average exchange rates during the year for results of operations. Foreign currency transaction gains or losses are included in the accompanying consolidated statements of operations and comprehensive income; however, such amounts were not material.

Cash—The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash held in foreign bank accounts totaled $3.5 million and $4.9 million at December 31, 2020 and 2019, respectively.

Accounts Receivable and Allowances—The Company extends credit to customers in the normal course of business, subject to established credit limits, and sells its products through a distribution network of dealers and retailers and through direct sales to government agencies and via the Company website. Accounts receivable, in the accompanying consolidated balance sheets, consist of amounts due from customers, net of allowances for doubtful accounts, sales returns, sales discounts, and sales incentives.

The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. The provision is based on how long a receivable has been outstanding, taking into account the historical credit loss rate and adjusting for both current conditions and forecasts of economic conditions into that expected credit loss rate. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, the Company’s estimate of the recoverability of the amounts due could be reduced by a material amount.

The following table presents the activity in the allowance for doubtful accounts:

	For the fiscal years ended
Allowance for doubtful accounts:	2020	2019

Balance, beginning of year	$3,970	$3,444
Add: bad debt expense	1,188	1,505
Less: write-offs, net of recoveries	(2,692)	(979)

Balance, end of year	$2,466	$3,970

The allowances for doubtful accounts, sales returns, and sales discounts are part of the allowances included in accounts receivable (see Note 2).

Concentrations of Credit Risk—The Company is exposed to credit risk associated with cash equivalents and trade receivables. We do not believe that our cash equivalents on deposit in excess of federally insured amounts present significant credit risks because the counterparties to the instruments consist of major financial institutions. The Company sells its products to approved customers on an open account basis, subject to established credit limits, cash in advance, or cash on delivery terms, and generally does not require collateral. These receivables are geographically disbursed, primarily throughout the United States, as well as in Europe, Australia, Asia, Mexico, South America, and other foreign countries where formal purchasing, dealer, or distributor agreements exist. The Company is subject to credit risk on the majority of its receivables and default by these parties would result in losses up to the recorded amount of the underlying receivables.

The Company mitigates its credit risk with respect to accounts receivable by performing ongoing credit evaluations and monitoring of its customers’ accounts receivable balances.

The Company’s largest wholesale customer accounted for a total of approximately 14% and 11% of the Company’s accounts receivable balance at December 31, 2020 and 2019, respectively.

Inventories—Inventories, which are predominantly finished goods, are valued at the lower of cost or net realizable value, with cost determined using the standard cost method. The Company purchases products based on orders received and forecasted demand. The Company provides write down for excess and slow-moving inventory on hand to reduce the carrying amount of slow-moving merchandise to its estimated net realizable value. The reserves are based upon several factors, including historical sales, current bookings, and estimated forecast for demand. With respect to closeout inventory, the Company identifies styles that will likely sell below cost through various channels and records a reserve to reduce the carry amount of closeout merchandise to its estimated net realizable value.

The majority of the Company’s products are produced by third parties outside the United States, with some domestic production. The majority of the inventories included in the December 31, 2020 and 2019 consolidated balance sheets were produced in factories located principally in Asia, India, and Latin America. Although management believes that it could identify and qualify alternative factories if needed, the loss of production contracts with or a decline in the overall production capacity of these factories could have a significant impact on the Company’s consolidated financial position, cash flows, or results of operations.

Property and Equipment—Property and equipment are stated at cost, net of accumulated depreciation and amortization, and are depreciated over the estimated useful lives, which generally range from three to eight years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements, which are between 2 and 10 years. The straight-line method is used for depreciation and amortization. Significant improvements that substantially extend the useful lives of assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Asset Classification	Estimated useful life
Furniture & Equipment	5 years
Sales Displays	2 years
Computer Hardware	5 years
Computer Software	3 to 7 years
Leasehold	Lesser of 10 years or lease term

Costs incurred to purchase and develop computer software for internal use are capitalized during the application development and implementation stages. These software costs have been for enterprise-level business and finance software that is customized to meet the Company’s operational needs. Capitalized costs are included in property and equipment and are amortized on a straight-line basis over the estimated useful life of the software beginning when the software project is substantially complete and placed in service.

Definite-Lived Intangible Assets—Definite-lived intangible assets, consisting of trade name, customer relationships, and patents are amortized using the straight-line method over their estimated useful lives ranging from 10 to 15 years.

Impairment or Disposal of Long-Lived Assets—The Company evaluates long-lived assets, including property and equipment, and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A long-lived asset is measured at the lower of its carrying amount or fair value. An impairment loss is recognized when the estimated undiscounted future cash flows expected to be generated from the use of the asset are less than the carrying amount of the asset. The impairment loss, if any, is then calculated by comparing the carrying amount with its fair value, which is usually estimated using discounted cash flows expected to be generated from the use of the asset. The Company determined that there was no impairment loss for each of the years ended December 31, 2020, and 2019.

Goodwill and Indefinite-Lived Assets—Goodwill is tested for potential impairment, at a minimum on an annual basis, or when indications of potential impairment exist. The Company did not note any triggering events during the years ended December 31, 2020 and 2019, and thus did not perform an annual impairment test for goodwill and indefinite-lived assets as of December 31, 2020 utilizing income and market-based approaches. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate other long-lived assets. No impairment loss was recorded for either of the years ended December 31, 2020 and 2019.

Revenue Recognition—The Company recognizes its revenue from its direct-to-consumer (“DTC”) and wholesale distribution channels at a point in time when it satisfies a performance obligation and transfers control of the product to the respective customer. For the Company’s retail stores, revenue is typically recognized at the point of sale and includes estimates of variable consideration such as allowances for sales returns, where applicable. Revenue generated from the Company’s e-commerce site is recognized when merchandise is transferred to a common carrier. Revenue generated from the Company’s wholesale distribution channel is recognized when control transfers to the customer, which generally occurs upon shipment. The amount of revenue that is recognized is based on the transaction price, which represents the invoiced amount and includes estimates of variable consideration such as allowances for sales returns and markdowns, where applicable. The amount of variable consideration included in the transaction price may be constrained and is included only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized under the contract will not occur in a future period. All revenue is reported net of markdowns, discounts, sales taxes collected from customers on behalf of taxing authorities, and returns.

The Company accepts payments from DTC transactions in the form of cash and credit cards. Payment terms offered to the Company’s wholesale customers do not exceed six months or include a financing component. The Company extends credit to wholesale customers based upon an evaluation of the customer’s financial condition and credit history and requires no collateral. The Company maintains allowances for doubtful accounts for estimates losses that result from the inability of its wholesale customers to make their required payments.

Cost of Sales—Cost of sales includes the expenses incurred to acquire and produce inventory for sale, including product costs, inbound freight costs, import costs, outbound freight costs, sourcing costs, third-party royalties, as well as provisions for excess and slow-moving merchandise.

Shipping and Handling Fees and Costs—The Company includes shipping and handling fees billed to customers in sales. Shipping costs associated with inbound freight are capitalized as part of inventory and included in cost of sales as products are sold.

Advertising—Catalogs, point-of-purchase displays, sales samples, and promotional items are recorded within selling, general, and administrative expenses. All other advertising costs, including media buys, direct mail, sponsorships, and cooperative advertising, are expensed at the time the advertising takes place or, in the case of sponsorships, as performance is received. Advertising expense is included within selling, general, and administrative expenses in the accompanying consolidated statements of operations and comprehensive income and totaled $8.9 million and $7.8 million for the years ended December 31, 2020 and 2019, respectively.

Sales and Other Similar Taxes—Sales and usage-based taxes collected from customers are remitted directly to governmental authorities and are excluded from net sales.

Income Taxes—The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and income during carryback years. If the Company determines that it is more likely than not that deferred tax assets will not be realized in the future, it would adjust deferred tax assets to their net realizable amount through a valuation allowance.

The Company recognizes liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to estimate and measure the tax benefit as the largest amount that is more likely than not of being realized upon ultimate settlement. The Company evaluates these uncertain tax positions on an annual basis. A change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Stock-Based Compensation—The Company recognizes compensation expense for all share-based payment awards to employees and nonemployees based on estimated fair values.

The Company uses the Black-Scholes option valuation model to estimate the fair value of its stock options at the date of grant. The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the Company’s expected stock price volatility, based on a group of comparable companies’ public stock performance over a historical period consistent with the expected term, the expected dividend yield, the expected term of an option, and the risk-free interest rate, which is based on the U.S. Treasury yield curve in effect at the time of grant. The Company uses historical employee exercise behavior, forfeitures, cancellations, and other factors to estimate the expected term. The Company uses an expected dividend yield of 0% as the Company does not historically pay dividends. The Company does not have, or expect to have, a dividend policy to routinely pay dividends in the foreseeable future.

Changes in subjective input assumptions can materially affect the fair value estimates of an option. Furthermore, the estimated fair value of an option does not necessarily represent the value that will ultimately be realized by an employee. Compensation expense for time-based options is recognized on a straight-line basis over the vesting period for stock options. Compensation expense for performance-based options that are contingent upon the achievement of financial performance metrics is recognized when the performance criteria is deemed probable of being met.

Fair Value Measurements—is defined as the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are made using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on management’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest-level input that is significant to the fair value measurement. The Company has no assets or liabilities carried at fair value in its consolidated financial statements.

Financial Instruments—The Company’s financial instruments include cash, accounts receivable, accounts payable, certain other accrued liabilities, and debt. The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate their fair values due to the short-term nature of those instruments. The carrying amount of the term loans approximates fair value because the interest rates are reflective of market rates and are comparable to the rates that could be obtained by the Company in similar transactions.

Leases—The Company determines whether an arrangement is a lease at inception of the agreement and reassesses that conclusion if the agreement is modified. The term of the Company’s leases represents the non-cancelable period of the lease, including any rent-free periods and any options to renew, extend or terminate the lease that the Company is reasonably certain to exercise. The Company determines the term of each lease at lease commencement and revisits that term in subsequent periods if a triggering event occurs which would require reassessment.

Leases with an initial contractual term in excess of 12 months are accounted for as either an operating or finance lease based on certain criteria. The Company’s lease agreements primarily provide for lease payments based on a minimum annual rental amount, periodic adjustments related to inflation or a combination of such lease payments. Some of the lease agreements require the Company to make periodic payments for insurance, property taxes, common area maintenance and certain utility charges. Certain of our leases may also include lease incentives such as free rent periods or construction allowances. Lease liabilities are recognized at the present value of the fixed lease payments, reduced by landlord incentives, using the Company’s incremental borrowing rate (“IBR”).

Regarding the discount rate, Topic 842 requires the use of rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes our incremental borrowing rate, on a collateralized basis, over a similar term as adjusted for any country specific risk.

Lease ROU assets are recognized based on the initial present value of the fixed lease payments, reduced by landlord incentives, plus any direct costs from executing the leases which includes initial investments in the form of key money to secure prime store locations. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable lease liability or lease ROU asset. Lease ROU assets are amortized over the life of the lease and tested for impairment in the same manner as long-lived assets used in operations.

Certain Significant Risks and Uncertainties—In March 2020, the World Health Organization categorized COVID-19 as a pandemic and, during the second through fourth quarter 2020, the COVID-19 pandemic continued to impact the Company. COVID-19 continues to spread throughout the United States and other countries across the world, and the duration, severity and ultimate impact on our business are currently unknown. The COVID-19 pandemic led to governments around the world implementing increasingly stringent measures to help control the spread of the virus, including quarantines, “shelter-in-place” and “stay-at-home” orders, travel restrictions, business curtailments, particularly retail operations and non-essential businesses, school closures, and other measures. In addition, governments and central banks in several parts of the world enacted fiscal and monetary stimulus measures to counteract the impacts of COVID-19. The public health situation, global response measures and corresponding impacts on various markets remain fluid and uncertain. We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how it is impacting our customers, employees, supply chains, and distribution networks. We experienced and expect to continue to experience reductions in customer demand in certain of our channels. The health of our team and various stakeholders is our highest priority, and we have taken multiple steps to provide support and a safe work environment. With the experienced reduction in demand, we reduced our controllable costs, including short-term actions to reduce labor costs, eliminating non-essential travel and reducing discretionary spending. Additionally, we proactively managed working capital and we reduced our capital spending plan for the year, without deferring many key strategic ongoing initiatives.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses, which will require companies to present assets held at amortized cost and available for sale debt securities net of the amount expected to be collected. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, including historical experiences, current conditions and reasonable and supportable forecasts that affect collectability. The guidance was effective for fiscal years and interim periods beginning after December 15, 2019. The adoption of this guidance on January 1, 2020 did not have a material impact on our consolidated financial statements.

As of January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”). The new standard requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet, and disclose key information about leasing arrangements. The standard update offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. In July 2018, FASB issued two updates to Topic 842 to clarify how to apply certain aspects of the new lease standard, and to give entities another option for transition and to provide lessors with a practical expedient to reduce the cost and complexity of implementing the new standard. The transition option allows entities to not apply the new lease standard in the comparative periods presented in the financial statements in the year of adoption. The Company adopted the new standard using the optional transition method. The reported results for reporting periods after January 1, 2019 are presented under the new lease guidance while prior period amounts were prepared under the previous lease guidance. The new standard provides a number of optional practical expedients in transition. The Company elected to use the package of practical expedients that allows us to not reassess: (i) whether any expired or existing contracts are or contain leases; (ii) lease classification for any expired or existing leases; and (iii) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedient that allows lessees to treat the lease and non-lease components of leases as a single lease component and the practical expedient pertaining to land easements. In addition, the new standard provides for an accounting election that permits a lessee to elect not to apply the recognition requirements of Topic 842 to short-term leases by class of underlying asset.

The Company adopted this accounting election for all classes of assets. The Company has performed an assessment of the impact of the adoption of Topic 842 on the Company’s consolidated financial position and results of operations for the Company’s leases, which consist of warehouses, office facilities, retail stores, equipment, and vehicle leases. The adoption of the new lease standard on January 1, 2019 resulted in the recognition of right-of-use assets of approximately $44.0 million and lease liabilities for operating leases of approximately $50.3 million on our consolidated balance sheet, with no material impact to its consolidated statement of operations or consolidated statement of cash flows. Refer to Note 12 of the Notes to Consolidated Financial Statements for additional details. We implemented processes and a lease accounting system to ensure adequate internal controls were in place to assess our leasing arrangements and enable proper accounting and reporting of financial information upon adoption. No cumulative effect adjustment was recognized as the amount was not material.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2021, and early adoption is permitted. The adoption of this guidance on January 1, 2021 did not have a material impact on our consolidated financial statements.

2.	ACCOUNTS RECEIVABLE

Accounts receivable, net at December 31, consisted of the following (in thousands):

	2020	2019
Trade receivables	$50,083	$49,543
Allowance for doubtful accounts	(2,466)	(3,970)
Allowance for sales discounts	(2,314)	(1,789)
Allowance for sales returns	(1,266)	(1,766)

Accounts receivable—net	$44,037	$42,018

3.	INVENTORIES

Inventories at December 31, consisted of the following (in thousands):

	2020	2019
Finished goods	$138,413	$137,171
Raw materials	5,853	4,464

Inventories	$144,266	$141,635

4.	PROPERTY AND EQUIPMENT

Property and equipment, net at December 31, consisted of the following (in thousands):

	2020	2019
Furniture and equipment	$13,770	$15,331
Sales displays	18,119	16,304
Computer equipment	24,558	20,330
Leasehold improvements	29,544	27,548
Construction in process	3,937	3,743
Less accumulated depreciation and amortization	(44,941)	(34,802)

Property and equipment—net	$44,987	$48,454

There were no assets subject to capital leases as of December 31, 2020 or as of December 31, 2019. Depreciation expense was approximately $12.3 million and $12.4 million for the years ended December 31, 2020 and 2019, respectively, of which $0 and $0.01 million was classified in cost of sales, respectively.

5.	GOODWILL AND INTANGIBLES

Intangible assets subject to amortization, by major class, at December 31, 2020 and 2019 consisted of the following (in thousands):

2020	Cost	Accumulated Amortization	Net Book Value	Useful Life in Years	Weighted- Average Remaining Life in Years
Trade name	$48,665	$14,059	$34,606	15	11
Customer relationships	75,949	22,056	53,893	15	11
Patents	4,007	1,736	2,271	10	6

	$128,621	$37,851	$90,770

2019	Cost	Accumulated Amortization	Net Book Value	Useful Life in Years	Weighted- Average Remaining Life in Years
Trade name	$48,665	$10,814	$37,851	15	12
Customer relationships	75,574	16,929	58,645	15	12
Patents	4,007	1,336	2,671	10	7

	$128,246	$29,079	$99,167

Amortization expense was approximately $8.8 million and $8.7 million for the years ended December 31, 2020 and 2019, respectively.

The Company has goodwill of $93.0 million as of December 31, 2020. Goodwill is tested for impairment annually as of March 31st of each year and more often if a triggering event occurs, by comparing the fair value of each reporting unit to its carrying value. The Company’s business represents a single reporting unit. There were no impairment charges for the years ended December 31, 2020 and 2019.

At December 31, 2020, estimated aggregate future amortization expense relating to the Company’s intangible assets is as follows (in thousands):

Years Ending December 31
2021	$8,823
2022	8,767
2023	8,732
2024	8,685
2025	8,685
Thereafter	47,078

$90,770

6.	ACCRUED LIABILITIES

Accrued liabilities at December 31, consisted of the following (in thousands):

	2020	2019
Accrued inventory	$40,328	$32,467
Accrued compensation and benefits	10,832	10,667
Other accrued liabilities	15,165	11,764

Total accrued liabilities	$66,325	$54,898

7.	FINANCING ARRANGEMENTS

In connection with the acquisition of 5.11 Acquisition Corp., the Company entered into a secured credit agreement with CODI, a related party (the “Credit Agreement”). The Credit Agreement provides for a Term A Loan of up to $125.0 million, which matures on August 31, 2022, a Term B Loan of up to $50.0 million, which matures on August 31, 2023, and a Revolving Loan facility of up to $38.0 million, which matures on August 31, 2022.

As of December 31, 2020, the Company had $154.2 million in principal balance outstanding, less $0.8 million in unamortized loan issuance costs, for a net debt balance of $153.4 million. As of December 31, 2019, the Company had $185.5 million in principal balance outstanding, less $1.2 million in unamortized loan issuance costs, for a net debt balance of $184.3 million. The interest rates related to the Term A Loan facility and the Revolving Loan facility can be elected as either the Base Rate, which is set to the Prime Rate or London InterBank Offered Rate (LIBOR) plus the applicable margin as specified in the Credit Agreement (6.00% and 7.04% at December 31, 2020 and 2019, respectively). The interest rate related to the Term B Loan facility is 12.0% per annum.

The Company had outstanding borrowings on the line of credit under its facilities totaling $5.8 million and $30.8 million as of December 31, 2020 and 2019, respectively. The revolving line of credit facility was $43 million and $43 million at December 31, 2020 and 2019, respectively, resulting in unused borrowing capacity of $37.2 million and $12.2 million at December 31, 2020 and 2019, respectively. The interest rate related to the Revolving Loan facility is the Prime Rate plus 4.50% (2020), 4.75% (2019), (7.75% and 9.5% as of December 31, 2020 and 2019, respectively) or LIBOR plus 4.50%(2020), 4.75%(2019) (5.5% and 6.45% at December 31, 2020 and 2019, respectively). There were no borrowings under the revolving line of credit subject to Prime plus 4.50% or 4.75% as of December 31, 2020 and 2019, respectively.

The Credit Agreement, as amended, contains requirements relating to the maintenance of various financial ratios, restrictions on capital expenditures, payment of dividends, and additional indebtedness. The Company was in compliance with all such requirements as of December 31, 2020 and 2019.

In June 2018, the Company entered into an amendment to the Credit Agreement whereby the Term B Loan commitment was increased to $55 million and certain financial covenants were amended.

In August 2019, the Company entered into an amendment to the Credit Agreement whereby the Revolving Loan facility was increased to $43.0 million and certain financial covenants were amended.

In September 2020, the Company entered into an amendment to the Credit Agreement whereby certain financial covenants were amended.

The Company’s long-term debt as of December 31, 2020, consists of the following (in thousands):

	2020	2019
Term loan	$148,438	$154,688
Less unamortized debt issuance costs	(798)	(1,196)
Less current portion	(6,250)	(6,250)

Long-term debt-net—less current portion	$141,390	$147,242

Future principal payments on long-term debt pursuant to the Credit Agreement as of December 31, 2020, consist of the following (in thousands):

Years Ending December 31
2021	$6,250
2022	92,188
2023	50,000

$148,438

8.	STOCKHOLDERS’ EQUITY

The total number of shares of capital stock that the Company has the authority to issue is 75,000,000, all of which are common stock, par value $0.001 per share. There were 46,455,099 and 46,490,094 shares of common stock outstanding (net of treasury stock), as of December 31, 2020 and 2019, respectively. A single shareholder control group has majority voting rights among the voting shareholders of the Company.

On August 31, 2016, the Company’s board of directors (the “Board of Directors”) approved the adoption of the Company’s 2016 Stock Option Plan (the “Option Plan”), which provides for the issuance of options to purchase shares of the Company’s common stock to employees and directors of the Company. The options that may be issued under the Option Plan vest over time (“Time Vesting”) or vest pursuant to pre-established earnings performance levels (“Performance Vesting”). A total of 9,375,000 shares of common stock have been reserved for issuance under the Option Plan. At December 31, 2020, there were 4,479,937 shares of common stock remaining for issuance under the Option Plan, and 4,895,063 options outstanding, comprised of 0 Performance Vesting options and 4,895,063 time vesting options.

The following is a summary of each type of option issued under the Option Plan.

Time-Vesting Options

Options are granted at prices that are equal to the fair market value on the date of grant and expire over a term not to exceed 10 years. Options generally vest ratably over a five-year period, unless otherwise determined by the Board of Directors. The Company issues new shares of common stock upon exercise of stock options. During the year ended December 31, 2020, 13,500 shares were issued related to option exercise; no shares were issued during the year ended December 31, 2019.

A summary of the Company’s stock option activity for the years ended December 31, is as follows:

	Year Ended December 31,				Year Ended December 31,
	2020				2019
Options	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Range of Exercise Price	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Range of Exercise Price
Outstanding—beginning of year	4,304,042	6.12	$5.06	$5.00-6.14	4,241,042	7.15	$5.05	$5.00-5.78
Granted	736,521	6.00	$9.16		435,000	5.96	$5.31
Exercised	(13,500)	—	$5.35		—	—	—
Canceled/forfeited	(132,000)	4.93	$5.32		(372,000)	6.29	$5.21

Outstanding—end of year	4,895,063	5.27	$5.67	$5.00-10.67	4,304,042	6.12	$5.06	$5.00-6.14

Vested and exercisable-end of year	3,454,376	5.09	$5.23	$5.00-10.67	2,144,054	6.19	$5.03	$5.00-6.14

Vested and expected to vest-end of year	4,895,063	5.27	$5.67	$5.00-10.67	4,304,042	6.12	$5.06	$5.00-6.14

Intrinsic value of options outstanding				$11,110,935				$9,023,846
Intrinsic value of options exercisable				$3,809,663				$2,432,571
Intrinsic value of options vested and expected to vet				$11,110,935				$9,023,846

The aggregate intrinsic values of options outstanding, options exercisable, and options vested and expected to vest are $11.1 million, $3.8 million and $11.1 million, respectively as of December 31, 2020 and $9.0 million, $2.4 million and $9.0 million, respectively, as of December 31, 2019.

A summary of the Company’s unvested stock option activity for the years ended December 31, 2020 and 2019 is as follows:

	Year Ended December 31, 2020		Year Ended December 31, 2019
	Shares	Average Fair Value on Grant Date	Shares	Average Fair Value on Grant Date
Unvested—beginning of year	2,159,988	$2.09	3,073,859	$1.51
Granted	736,521	3.28	435,000	2.35
Vested	(1,355,989)	2.16	(1,061,971)	1.92
Forfeited	(86,333)	2.30	(286,900)	2.28

Unvested—end of year	1,454,187	2.55	2,159,988	2.09

For the years ended December 31, 2020 and 2019, the Company recognized $2.5 million and $2.4 million, respectively, in stock-based compensation. The total estimated fair value of options vested during the years ended December 31, 2020 and 2019, was $2.9 million and $2.0 million, respectively. As of December 31, 2020 and 2019, the Company had $3.7 million and $4.3 million, respectively, in unrecognized compensation cost related to unvested stock options that will vest over the next five years.

For stock options granted during the years ended December 31, 2020 and 2019, fair value was determined using the following assumptions:

	2020	2019
Risk-free interest rate	0.27%-0.57%	1.77%-2.85%
Dividend yield	0%	0%
Volatility	35%	37%
Forfeiture rate	0%	0%
Expected term of the option (years)	5.5-7.5	5.5

The weighted-average grant-date fair value of options granted during the years ended December 31, 2020 and 2019, was $3.28 and $2.35 per share, respectively.

The Company uses the Black-Scholes option pricing model to estimate the fair value of the options granted. This fair value is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The expected life represents the period the Company’s equity-based awards are expected to be outstanding. The Company uses the simplified method for estimating expected life. The simplified method does not require the use of historical or post-vesting exercise data. Estimated volatilities are based on an analysis of comparable companies and the Company’s leverage. The Company bases the risk-free interest rate on the implied yield currently available on U.S. Treasury strips maturing at the expected option term. The valuation model applied in this calculation utilizes highly subjective assumptions that could potentially change over time. Changes in the subjective input assumptions can materially affect the fair value estimates of an option. Furthermore, the estimated fair value of an option does not necessarily represent the value that will ultimately be realized by the employee holding the option.

Performance Vesting Options

Performance options are granted at prices that are above or equal to the fair market value on the date of grant and expire 120 days after the performance measurement date specified in the option agreement. Vesting of performance options is contingent on the Company’s achievement of EBITDA (as defined in the option agreement) for the fiscal year ended December 31, 2020. The Company uses the Black-Scholes option pricing model to estimate the fair value of the options granted, as adjusted for various probability factors underlying the achievement of earnings targets in the performance options. Each performance option was issued with an exercise price of $5.00. The Company granted 1,333,212 performance options upon adoption of the Option Plan in 2016. Performance options outstanding were 0 and 276,000 at December 31, 2020 and 2019, respectively. As the Company’s EBITDA did not meet the level specified in the option agreement, the remaining shares were forfeited for the fiscal year ended December 31, 2020.

Performance Options	December 31, 2020	December 31, 2019
Outstanding—beginning of year	276,000	566,000
Granted	—	—
Exercised	—	—
Canceled/forfeited	(276,000)	(290,000)

Outstanding—end of year	0	276,000

Underlying equity value	$5.00	$5.00

Liquidity event horizon	4.083	4.083
Risk-free rate	1.6%	1.6%
Volatility	30%	30%
Option fair value per share	$1.32	$1.32

For the year ended December 31, 2020, the Company did not recognize any stock-based compensation for the performance options as the performance measurement was not achieved; for the year ended

December 31, 2019, no stock-based compensation for the performance options was recognized as performance was not probable.

9.	EARNINGS PER SHARE

Basic earnings per share (“EPS”) amounts are computed by dividing net income attributable to 5.11 ABR stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted EPS amounts are computed by dividing net income for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. Potentially dilutive common shares include shares issuable upon the exercise of outstanding stock options, which are reflected in diluted earnings per share by application of the treasury stock method.

	For the fiscal years ended
	2020	2019
Net income attributable to 5.11 stockholders	$10,318	$4,098
Weighted average shares used to compute basic earnings per share	46,471	46,524
Dilutive effect of employee stock options	2,250	1,336

Weighted average shares used to compute diluted earnings per share	48,721	47,860

Earnings per share:
Basic	$0.22	$0.09
Diluted	$0.21	$0.09

The Company excluded 0 and 144,000 common stock equivalents from the calculation of weighted average shares for fiscal year ended December 31, 2020 and December 31, 2019, respectively as they were anti-dilutive.

10.	INCOME TAXES

Income before income tax benefit for the years ended December 31 was as follows (in thousands):

	2020	2019
United States	$14,376	$3,470
Foreign	(211)	1,109

Total	$14,165	$4,579

The benefit for income taxes for the years ended December 31 consists of the following (in thousands):

	2020	2019
Current expense:
Federal	$(64)	$—
State	78	74
Foreign	577	429

Total current expense	591	503

Deferred benefit (expense):
Federal	3,295	(1,112)
State	(39)	557
Foreign	—	533

Total deferred expense (benefit)	3,256	(22)

Total income tax expense	$3,847	$481

A reconciliation of the income tax expense at the federal statutory rate compared to the Company’s effective tax rate for the years ended December 31 is as follows:

	2020	2019
Statutory rate	21.0%	21.0%
State taxes—net of federal tax impact	3.5%	11.0%
Foreign expense	(1.2)%	(6.5)%
Change in valuation allowance	2.0%	(28.4)%
Other differences	2.1%	(0.3)%
Permanent items and credits	(0.3)%	5.3%
Impact of foreign restructuring	.0%	8.4%

Total	27.2%	10.5%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31 are as follows (in thousands):

	2020	2019
Deferred tax assets:
Net operating loss carryover	$23,699	$23,587
Tax credits carryover	3,918	4,519
Allowance for doubtful accounts and sales discounts and returns	840	1,716
Inventory	2,378	2,064
Interest expense carry-forwards	—	2,227
Lease liabilities	12,310	12,235
Other	3,576	2,306

	46,721	48,654
Valuation allowance	(3,763)	(3,474)

Total deferred tax assets	42,958	45,180

	2020	2019
Deferred tax liabilities:
Depreciation	$(4,193)	$(4,246)
Intangibles	(19,275)	(18,175)
Lease assets	(10,623)	(10,635)

Total deferred tax liabilities	(34,091)	(33,056)

Net deferred tax assets	$8,867	$12,124

As of December 2020, the Company has net operating loss carryovers of approximately $93.3 million and $51.2 million for U.S. federal and states, respectively. These carryovers will expire, if not utilized, beginning in 2029 for federal purposes and beginning in 2021 for state purposes and may be subject to limitations under Internal Revenue Code (“IRC” or the “Code”) Section 382. The Company also has foreign net operating loss carryovers of approximately $3.3 million, which will expire, if not utilized, beginning in 2023. Realization of these loss carryovers is dependent on generating sufficient taxable income prior to the expiration of the losses. As such, the Company has recorded a valuation allowance against these foreign net operating loss carryforwards as it is not more likely than not that these losses will be utilized before expiration.

The Company has approximately $0.3 million of foreign tax credit carryover. These credits will begin to expire in 2022 continuing through 2025. The Company has approximately $1.5 million of federal research and development tax credits, which will begin to expire in 2030. Additionally, the Company has $3.4 million of California business tax credit carryover, which will expire, if not utilized, beginning in 2023.

In assessing the ability to realize its deferred tax assets, the Company considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences in the primary jurisdictions in which it operates with the exception of $0.2 million of deferred tax assets related to federal foreign tax credits and $2.5 million of deferred tax assets related to California Enterprise Zone Credits. The Company has placed a valuation allowance on these deferred tax assets. During the year ended December 31, 2020, the Company removed its valuation allowance on $0.2 million of deferred tax assets related to foreign tax credits related to the 2010 foreign tax credit. Due to operations with no history of earnings in Brazil, Germany, and Australia the Company does not believe it is more likely than not that the deductible differences in these jurisdictions will ultimately be realized. Accordingly, the Company has placed a valuation allowance of approximately $1 million on the deferred tax assets in these jurisdictions. During the year ended December 31, 2020, the Company’s deferred tax valuation allowance increased by $0.3 million.

A portion of the Company’s foreign net income is earned through subsidiaries that have made valid elections for U.S. federal and state tax purposes that require all of the net income or loss of the foreign subsidiaries to be included in current U.S. taxable income. The other portion of foreign income is earned through foreign entities that have not made this election.

In a prior year the Company recorded a provisional one-time transition tax on the mandatory deemed repatriation of post-1986 undistributed foreign earnings for U.S. federal income tax purposes under the Tax Act. In the event the Company is required to repatriate funds from outside of the United States, such repatriation would be subject to local laws, customs, and tax consequences. The Company has not recorded any incremental foreign withholding or state taxes related to such repatriation. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. The Company has maintained an indefinite reinvestment assertion as of December 31, 2020. Accordingly, no deferred taxes related to withholding taxes or unrealized foreign currency gains or losses have been recorded.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities. The Company is not currently under audit by any taxing jurisdictions. Generally, U.S. federal, state, and foreign authorities may examine the Company’s tax returns for three years, four years, and five years, respectively, from the date an income tax return is filed. The tax years 2017-2019 remain subject to examination for federal purposes, the tax years 2016-2019 remain subject to examination for state purposes, and the tax years 2015-2019 remain subject to examination for foreign purposes in the primary tax jurisdictions in which the Company operates. However, the taxing authorities may continue to adjust the Company’s net operating loss carryovers until the statute of limitations closes on the tax years in which the net operating losses are utilized.

As of December 31, 2020, the Company has recorded a $0.9 million reduction of its deferred tax assets associated with uncertain tax positions. Due to the Company’s net operating loss carryforward, the Company has reduced the deferred tax assets related to these uncertain positions. All of this amount would affect the effective tax rate if realized. During the year ended December 31, 2020, the Company decreased the liability for uncertain tax positions by $.1 million. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company did not have any amounts accrued for interest or penalties as of December 31, 2020.

11.	COMMITMENTS AND CONTINGENCIES

On December 8, 2020, a former employee filed a complaint in Orange County Superior Court alleging violations by the Company of various California Labor Code provisions, including those relating to unpaid overtime, meal period premiums, and rest period premiums, as well as the California Labor Code Private Attorneys General Act of 2004. The Company filed its response on January 7, 2021, denying such allegations. The parties are currently engaging in discovery. The Company believes that Plaintiff’s claims are without merit and it intends to defend itself vigorously and challenge the Plaintiff’s attempt to have the case certified as a class action.

Due to the inherent uncertainties of litigation, the Company is not able to predict either the outcome or a range of reasonably possible losses, if any, at this time. Accordingly, no amounts have been recorded in the consolidated financial statements for the settlement of these matters. Were an unfavorable ruling to occur, or if factors indicate that a loss is probable and reasonably estimable, the Company’s business, financial condition or results of operations could be materially and adversely affected. The Company is involved in other legal matters that arise in the ordinary course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

12.	LEASES

The Company leases its primary facilities located in Irvine, California and Manteca, California, under arrangements that are accounted for as operating leases.

In June 2012, the Company entered into a lease for approximately 21,807 square feet of office space located in Irvine, California. The initial term of the lease is for 120 months and commenced in December 2012. Under the terms of the lease agreement, the Company was provided with two consecutive options to extend the initial term of the lease for an additional period of five years per option. In October 2012, the Company amended this lease to include an additional 1,073 square feet. In April 2014, the Company further amended this lease to include an additional 4,381 square feet. In April 2017, the Company further amended this lease to include an additional 1,749 square feet, increasing the collective rentable square footage to 29,010.

In November 2016, the Company entered into a lease for approximately 404,744 square feet of warehouse space in Manteca, California. The initial term of the lease is for 125 months to commence on the commencement date as specified in the lease. Under the terms of the lease agreement, the Company was provided with two consecutive options to extend the initial term of the lease for an additional period of seven years per option. In addition, the Company received a $2.6 million lease incentive for building out the interior of the premises and for paying the early termination fee associated with the Lathrop lease. In February 2018, the lease was amended to specify that the lease would commence in March 2018 and expire in August 2028.

Rental expense under all operating leases was approximately $11.4 million and $9.6 million for the years ended December 31, 2020 and 2019, respectively.

The maturities of lease liabilities at December 31, 2020 were as follows (in thousands)

December 31	Total
2021	$11,189
2022	10,600
2023	9,143
2024	8,269
2025 and Thereafter	29,416

Total undiscounted lease payments	68,617
Less interest	(16,170)

Present value of lease liabilities	$52,447

The calculated amount of the right-of-use assets and lease liabilities in the table above are impacted by the length of the lease term and discount rate used to present value the minimum lease payments. The

Company’s agreements often include one or more options to renew at the Company’s discretion. In general, it is not reasonably certain that lease renewals will be exercised at lease commencement and therefore lease renewals are not included in the lease term. Regarding the discount rate, Topic 842 requires the use of rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes our incremental borrowing rate, on a collateralized basis, over a similar term as adjusted for any country specific risk. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019 was used.

The weighted average remaining lease terms and discount rates for all of our operating leases were as follows as of December 31, 2020 and December 31, 2019.

Lease Term and Discount Rate	2020	2019
Weighted-average remaining lease term (years)	6.95	7.29
Weighted-average discount rate	7.91%	7.88%

Supplemental balance sheet information related to leases was follows:

	Line Item in the Company’s Consolidated Balance Sheet	December 31, 2020
Operating lease right-of-use assets	Other non-current assets	$45,174
Current portion, operating lease liabilities	Accrued Liabilities	$7,242
Operating lease liabilities	Other non-current liabilities	$45,205

	Line Item in the Company’s Consolidated Balance Sheet	December 31, 2019
Operating lease right-of-use assets	Other non-current assets	$43,983
Current portion, operating lease liabilities	Other current liabilities	$6,935
Operating lease liabilities	Other non-current liabilities	$43,390

Supplemental cash flow information related to leases was as follows:

December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$10,428
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$8,354

December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$9,406
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$10,272

13.	RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions with CODI, its parent company:

Credit Agreement—The Company entered into a Credit Agreement with CODI effectiveAugust 31, 2016 in conjunction with CODI’s acquisition of 5.11 ABR Corp. Refer to Note 9 for details regarding the terms of this agreement and principal balances outstanding at December 31, 2020 and 2019. During the years ended December 31, 2020 and 2019, the Company recorded $14.5 million and $18.0 million, respectively, of interest expense related to this agreement. At December 31, 2020 and 2019, $0.2 million and $0.1 million interest was payable to CODI, respectively.

Management Services Agreement (“MSA”)—The Company entered into a MSA with CODI effective August 31, 2016 in conjunction with CODI’s acquisition of 5.11 ABR Corp. The MSA provides for, among other things, CODI to perform services for the Company in exchange for a $1.0 million annual management fee paid in equal quarterly installments. For the years ended December 31, 2020 and 2019, the Company recorded $1.0 million in other expense—net, related to this fee. There was no amount payable to CODI at either December 31, 2020 or 2019 for this fee.

Related Party Vendor Purchases—The Company purchases inventory from a vendor who is a related party to one of its executive officers via the executives 40% ownership interest in the vendor. The Company purchased approximately $2.7 million and $4.4 million in inventory from the vendor during the years ended December 31, 2020 and 2019.

14.	RETIREMENT PLAN

The Company maintains a qualified defined contribution deferred compensation plan under Section 401(k) of the IRC. Under the plan, employees may elect to defer between 1% - 100% of their pretax annual salary subject to the Internal Revenue Service’s limits. The Company makes matching contributions up to 4% of a participant’s salary and may make profit-sharing contributions in accordance with the limits imposed by the IRC. There were no profit-sharing contributions, and the Company funded approximately $0.8 million and $0.8 million for the years ended December 31, 2020 and 2019, respectively.

15.	SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through August 6, 2021, which is the date these consolidated financial statements were issued.

* * * * * *

5.11 ABR CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share and per share information)

	June 30, 2021	December 31, 2020
ASSETS

CURRENT ASSETS:
Cash	$17,304	$18,412
Accounts receivable, less allowances of $7,751 and $6,046	41,385	44,037
Inventories	149,286	144,266
Prepaid expenses and other current assets	9,484	8,408

Total current assets	217,459	215,123
Property and Equipment, net	43,684	44,987
Goodwill	92,966	92,966
Intangible assets, net	86,344	90,770
Deferred taxes	6,493	8,867
Right-of-use-asset	49,006	45,174
Other assets	1,069	1,218

Total assets	$497,021	$499,105

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$3,690	$5,180
Accrued liabilities	76,833	66,325
Deferred revenue and customer deposits	3,831	4,409
Income tax payable	255	247
Current portion of long-term debt	6,250	6,250

Total current liabilities	90,859	82,411

LONG-TERM LIABILITIES:
Line of credit	20,402	5,765
Long-term debt, less current portion	103,821	141,390
Lease liabilities	48,517	45,204

STOCKHOLDERS’ EQUITY:
Common stock—$0.001 par value; 75,000,000 shares authorized, 46,442,499 and 46,455,099 shares issued and outstanding	47	47
Treasury stock	(1,538)	(621)
Additional paid-in capital	244,120	242,517
Accumulated other comprehensive income	(207)	(99)
Accumulated deficit	(9,000)	(17,509)

Total stockholders’ equity	233,422	224,335

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$497,021	$499,105

See notes to Unaudited Condensed Consolidated Financial Statements.

5.11 ABR CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Net sales	$108,534	$87,634	$208,410	$183,415
Cost of goods sold	50,672	43,313	98,475	91,838

Gross profit	57,862	44,321	109,935	91,577

Operating expenses:
Selling, general, and administrative	41,080	34,764	81,691	72,031
Depreciation and amortization	5,343	5,284	10,701	10,437

Total operating expenses	46,423	40,048	92,392	82,468
Operating income	11,439	4,273	17,543	9,109

Interest expense	2,903	3,628	6,003	7,575
Other income (expense)	38	(369)	(199)	(990)

Income before income taxes	8,574	276	11,341	544
Income tax expense	2,064	289	2,832	463

Net income (loss)	$6,510	$(13)	$8,509	$81

Earnings per share:
Basic	$0.14	$0.00	$0.18	$0.00
Diluted	$0.13	$0.00	$0.17	$0.00

Weighted-average common shares outstanding
Basic	46,442	46,480	46,449	46,485
Diluted	49,219	46,480	49,159	48,515

See notes to the Unaudited Condensed Consolidated Financial Statements

5.11 ABR CORP.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net income (loss)	$6,510	$(13)	$8,509	$81

Other comprehensive loss
Foreign currency translation adjustments	(255)	(223)	(108)	(39)

Total comprehensive income (loss)	$6,255	$(236)	$8,401	$42

See notes to the Unaudited Condensed Consolidated Financial Statements

5.11 ABR CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30, 2021
	Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
BALANCE—March 31, 2021	46,455,099	$47	$(621)	$243,145	$(15,510)	$48	$227,109
Excercise of stock options	63,000	—	—	316	—	—	316
Purchase of common stock	(75,600)	—	(917)	—	—	—	(917)
Stock-based compensation	—	—	—	659	—	—	659
Total comprehensive loss	—	—	—	—	—	(255)	(255)
Net income	—	—	—	—	6,510	—	6,510

BALANCE—June 30, 2021	46,442,499	$47	$(1,538)	$244,120	$(9,000)	$(207)	$233,422

	Three Months Ended June 30, 2020
	Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
BALANCE—March 31, 2020	46,490,099	$47	$(361)	$240,544	$(27,733)	$210	$212,707
Excercise of stock options	—	—	—	—	—	—	—
Purchase of common stock	(30,000)	—	(210)	—	—	—	(210)
Stock-based compensation	—	—	—	640	—	—	640
Total comprehensive loss	—	—	—	—	—	(223)	(223)
Net income	—	—	—	—	(13)	—	(13)

BALANCE—June 30, 2020	46,460,099	$47	$(571)	$241,184	$(27,746)	$(13)	$212,901

See notes to the Unaudited Condensed Consolidated Financial Statements

5.11 ABR CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

(In thousands, except per share data)

	Six Months Ended June 30, 2021
	Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
BALANCE—December 31, 2020	46,455,099	$47	$(621)	$242,517	$(17,509)	$(99)	$224,335
Excercise of stock options	63,000	—	—	316	—	—	316
Purchase of common stock	(75,600)	—	(917)	—	—	—	(917)
Stock-based compensation	—	—	—	1,287	—	—	1,287
Total comprehensive loss	—	—	—	—	—	(108)	(108)
Net income	—	—	—	—	8,509	—	8,509

BALANCE—June 30, 2021	46,442,499	$47	$(1,538)	$244,120	$(9,000)	$(207)	$233,422

	Six Months Ended June 30, 2020
	Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
BALANCE—December 31, 2019	46,490,094	$47	$(278)	$239,957	$(27,827)	$26	$211,925
Excercise of stock options	—	—	—	72	—	—	72
Purchase of common stock	(29,995)	—	(293)	—	—	—	(293)
Stock-based compensation	—	—	—	1,155	—	—	1,155
Total comprehensive loss	—	—	—	—	—	(39)	(39)
Net income	—	—	—	—	81	—	81

BALANCE—June 30, 2020	46,460,099	$47	$(571)	$241,184	$(27,746)	$(13)	$212,901

See notes to the Unaudited Condensed Consolidated Financial Statements

5.11 ABR CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands, except per share data)

	Six Months Ended
	June 30, 2021	June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,509	$81
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,701	10,437
Provision for bad debt expense	171	1,016
Stock-based compensation	1,287	1,155
Amortization of debt issuance costs	193	201
Loss/(gain) on disposal of fixed assets	—	680
Foreign currency (loss) gain	(20)	—
Deferred income taxes	2,328	171
Net changes in operating assets and liabilities:
Accounts receivable	2,481	3,794
Inventories	(5,020)	(6,956)
Prepaid expenses and other current and long-term assets	(4,715)	(1,581)
Accounts payable	(1,489)	1,704
Accrued liabilities	10,508	4,814
Lease liabilities	3,313	2,630
Deferred revenue and customer deposits	(578)	603
Income tax payable	8	(193)

Net cash provided by operating activities	27,677	18,556

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(4,951)	(5,191)

Net cash used in investing activities	(4,951)	(5,191)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on line of credit	2	—
Payments on line of credit	(5,765)	(4,000)
Payments on long-term debt	(17,362)	(3,125)
Stock repurchases	(917)	(293)
Proceeds from stock option exercises	316	72

Net cash used in financing activities	(23,726)	(7,346)

Effect of exchange rate changes on cash	(108)	(39)
Net (decrease) increase in cash	(1,108)	5,980
Cash, beginning of period	18,412	13,025

Cash, end of period	$17,304	$19,005

See notes to the Unaudited Condensed Consolidated Financial Statements

5.11 ABR CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business—5.11 ABR Corp. (the “Company”) was incorporated on July 27, 2016, in the state of Delaware. The Company is the 100% owner of 5.11 Acquisition Corp. and subsidiaries which include 5.11 TA, Inc., 5.11 Inc., 5.11 International AB, 5.11 Australia Pty Ltd., 5.11 Tactical de Mexico, S. de R.L. de C.V., 5.11 Panama S.de R.L., 5.11 Germany, GmbH, 5.11 do Brasil Comercio LTDA, Alphaone Holdings Ltd., 5.11 Sourcing Limited and Beyond Clothing LLC.

The Company is a leading provider of purpose-built, technical apparel and gear for law enforcement, firefighters, EMS, and military special operations as well as outdoor and adventure enthusiasts. The Company’s brand is known for innovation and authenticity, and works directly with end users to create purpose-built apparel, footwear and gear designed to enhance the safety, accuracy, speed and performance of tactical professionals and enthusiasts worldwide. Headquartered in Irvine, California, 5.11 operates sales offices and distribution centers globally. The Company’s products are widely distributed in uniform stores, military exchanges, outdoor retail stores, its own retail stores and through e-commerce channels, including 511tactical.com.

Basis of Presentation—The unaudited condensed consolidated financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, our financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair statement of our results of operations for the interim periods. Intercompany transactions are eliminated in consolidation. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to applicable rules and regulations of the SEC. The consolidated balance sheet as of December 31, 2020 is derived from the audited financial statements included in our S1 filed with the SEC for the year ended December 31, 2020, which should be read in conjunction with these unaudited consolidated financial statements and notes thereto.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Examples of such estimates include uncollectible accounts receivable, inventory valuation, sales returns, sales discounts, early payment reserves, tax contingencies, valuation of deferred tax assets, estimates on the valuation of share-based awards, and recoverability, including goodwill and long-lived assets, such as property and equipment and operating lease right-of-use (“ROU”) assets. Actual results may materially differ from these estimates. On an ongoing basis, the Company reviews its estimates to ensure that these estimates appropriately reflect changes in its business or as new information becomes available.

Accounts Receivable and Allowances—The Company extends credit to customers in the normal course of business, subject to established credit limits, and sells its products through a distribution network of dealers and retailers and through direct sales to government agencies and via the Company website. Accounts receivable, in the accompanying consolidated balance sheets, consist of amounts due from customers, net of allowances for doubtful accounts, sales returns, sales discounts, and sales incentives.

The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. The provision is based on how long a receivable has been outstanding, taking into account the historical credit loss rate and adjusting for both current conditions and forecasts of economic conditions into that expected credit loss rate. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, the Company’s estimate of the recoverability of the amounts due could be reduced by a material amount.

Inventories—Inventories, which are predominantly finished goods, are valued at the lower of cost or net realizable value, with cost determined using the standard cost method.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses, which will require companies to present assets held at amortized cost and available for sale debt securities net of the amount expected to be collected. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, including historical experiences, current conditions and reasonable and supportable forecasts that affect collectability. The guidance was effective for fiscal years and interim periods beginning after December 15, 2019. The adoption of this guidance on January 1, 2020 did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2021, and early adoption is permitted. The adoption of this guidance on January 1, 2021 did not have a material impact on our consolidated financial statements.

2.	ACCOUNTS RECEIVABLE

Accounts receivable, net, consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Trade receivables	$48,956	$50,083
Allowance for doubtful accounts	(2,061)	(2,466)
Allowance for sales discounts	(3,648)	(2,314)
Allowance for sales returns	(1,862)	(1,266)

Accounts receivable—net	$41,385	$44,037

3.	INVENTORIES

Inventories consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Finished goods	$141,785	$138,413
Raw materials	7,501	5,853

Inventories	$149,286	$144,266

4.	PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following (in thousands):

	June 30, 2021	December 31, 2021
Furniture and equipment	$13,839	$13,770
Sales displays	18,887	18,119
Computer equipment	25,887	24,558
Leasehold improvements	29,746	29,544
Construction in process	6,521	3,937
Less accumulated depreciation and amortization	(51,196)	(44,941)

Property and equipment—net	$43,684	$44,987

There were no assets subject to capital leases as of June 30, 2021 or 2020. Depreciation expense was $3.1 million and $3.1 million for the three months ended June 30, 2021 and 2020, respectively. Depreciation expense was $6.3 million and $6.1 million for the six months ended June 30, 2021 and 2020, respectively.

5.	GOODWILL AND INTANGIBLES

Intangible assets subject to amortization, by major class, at June 30, 2021 and December 31, 2020 consisted of the following (in thousands):

June 30, 2021	Cost	Accumulated Amortization	Net Book Value	Useful Life in Years	Weighted- Average Remaining Life in Years
Trade name	$48,665	$15,681	$32,984	15	11
Customer relationships	75,949	24,659	51,290	15	11
Patents	4,007	1,937	2,070	10	6

	$128,621	$42,277	$86,344

December 31, 2020	Cost	Accumulated Amortization	Net Book Value	Useful Life in Years	Weighted- Average Remaining Life in Years
Trade name	$48,665	$14,059	$34,606	15	11
Customer relationships	75,949	22,056	53,893	15	11
Patents	4,007	1,736	2,271	10	6

	$128,621	$37,851	$90,770

Amortization expense was $2.2 million and $2.2 million for the three months ended June 30, 2021 and 2020, respectively. Amortization expense was $4.4 million and $4.4 million for the six months ended June 30, 2021, and 2020, respectively.

The Company has goodwill of $93.0 million as of June 30, 2021. Goodwill is tested for impairment annually as of March 31st of each year and more often if a triggering event occurs, by comparing the fair value of each reporting unit to its carrying value. The Company’s business represents a single reporting unit. There were no impairment charges for the periods ended June 30, 2021, and 2020, respectively.

At June 30, 2021, estimated aggregate future amortization expense relating to the Company’s intangible assets is as follows (in thousands):

Six Months Ended June 30, 2021
2021	$4,397
2022	8,767
2023	8,732
2024	8,685
2025	8,685
Thereafter	47,078

$86,344

6.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Accrued inventory	$46,141	$40,328
Accrued compensation and benefits	11,999	10,832
Other accrued liabilities	18,693	15,165

Total accrued liabilities	$76,833	$66,325

7.	FINANCING ARRANGEMENTS

In connection with the acquisition of 5.11 Acquisition Corp., the Company entered into a secured credit agreement with CODI, a related party (the “Credit Agreement”). The Credit Agreement provides for a Term A Loan of up to $125.0 million, which matures on August 31, 2022, a Term B Loan of up to $50.0 million, which matures on August 31, 2023, and a Revolving Loan facility of up to $38.0 million, which matures on August 31, 2022 (refer to Subsequent Event Note 12 for Term A and B maturity date extension).

As of June 30, 2021, the Company had $131.1 million in principal balance outstanding, less $0.6 million in unamortized loan issuance costs, for a net debt balance of $130.5 million. As of December 31, 2020, the Company had $154.2 million in principal balance outstanding, less $0.8 million in unamortized loan issuance costs, for a net debt balance of $153.4 million. The interest rates related to the Term A Loan facility and the Revolving Loan facility can be elected as either the Base Rate, which is set to the Prime Rate or London InterBank Offered Rate (LIBOR) plus the applicable margin as specified in the Credit Agreement (5.75% and 6.00% at June 30, 2021 and December 31, 2020, respectively). The interest rate related to the Term B Loan facility is 12.0% per annum.

The Company had outstanding borrowings on the Revolving Loan facility totaling $20.4 million and $5.8 million as of June 30, 2021 and December 31, 2020, respectively. The maximum allowable borrowings under the Revolving Loan facility was $38.0 million and $43.0 million at June 30, 2021 and December 31, 2020, respectively, resulting in unused borrowing capacity of $17.6 million and $37.2 million at June 30, 2021 and December 31, 2020, respectively. The interest rate related to the Revolving Loan facility is the Prime Rate plus 4.25% and 4.50% as of June 30, 2021 and December 31, 2020, respectively, (7.50% and 7.75% as of June 30, 2021 and December 31, 2020, respectively) or LIBOR plus 4.25% and 4.50% as of June 30, 2021 and December 31, 2020, respectively) (5.25% and 5.50% at June 30, 2021 and December 31, 2020, respectively). There were no borrowings under the revolving loan facility subject to Prime plus 4.25% or 4.50% as of June 30, 2021 and December 31, 2020, respectively (refer to Subsequent Event Note 12 for change to Term A and B borrowings).

The Credit Agreement, as amended, contains requirements relating to the maintenance of various financial ratios, restrictions on capital expenditures, payment of dividends, and additional indebtedness. The Company was in compliance with all such requirements as of June 30, 2021 and December 31, 2020, respectively.

In June 2018, the Company entered into an amendment to the Credit Agreement whereby the Term B Loan commitment was increased to $55 million and certain financial covenants were amended.

In August 2019, the Company entered into an amendment to the Credit Agreement whereby the Revolving Loan facility was increased to $43.0 million and certain financial covenants were amended.

In September 2020, the Company entered into an amendment to the Credit Agreement whereby certain financial covenants were amended.

The Company’s long-term debt as of June 30, 2021, consists of the following (in thousands):

	June 30, 2021	December 31, 2020
Term loans	$110,676	$148,438
Less unamortized debt issuance costs	(605)	(798)
Less current portion	(6,250)	(6,250)

Long-term debt-net—less current portion	$103,821	$141,390

Future principal payments on long-term debt pursuant to the Credit Agreement as of June 30, 2021, consist of the following (in thousands):

Six Months Ended June 30, 2021
2021	$3,125
2022	57,551
2023	50,000

$110,676

8.	STOCKHOLDERS’ EQUITY

The total number of shares of capital stock that the Company has the authority to issue is 75,000,000, all of which are common stock, par value $0.001 per share. There were 46,422,499 and 46,455,099 shares of common stock outstanding (net of treasury stock), as of June 30, 2021 and December 31, 2020, respectively. A single shareholder control group has majority voting rights among the voting shareholders of the Company.

On August 31, 2016, the Company’s board of directors (the “Board of Directors”) approved the adoption of the Company’s 2016 Stock Option Plan (the “Option Plan”), which provides for the issuance of options to purchase shares of the Company’s common stock to employees and directors of the Company. The options that may be issued under the Option Plan vest over time (“Time Vesting”) or vest pursuant to pre-established earnings performance levels (“Performance Vesting”). A total of 9,375,000 shares of common stock have been reserved for issuance under the Option Plan. At June 30, 2021, there were 4,310,437 shares of common stock remaining for issuance under the Option Plan, and 5,064,563 options outstanding, comprised of 5,064,563 time vesting options. As of June 30, 2021, there were zero performance-based options outstanding.

The following is a summary of each type of option issued under the Option Plan.

Time-Vesting Options

Options are granted at prices that are equal to the fair market value on the date of grant and expire over a term not to exceed 10 years. Options generally vest ratably over a five-year period, unless otherwise determined by the Board of Directors. The Company issues new shares of common stock upon exercise of stock options. There were 63,000 and 13,500 shares issued related to option exercise for the period ended June 30, 2021 and December 31, 2020, respectively.

A summary of the Company’s stock option activity for the period ended June 30, 2021 is as follows:

	Period Ended June 30,
	2021
Options	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Range of Exercise Price
Outstanding—beginning of year	4,895,063	5.27	$5.67	$5.00-$10.67
Granted	353,500	6.60	12.12
Exercised	(63,000)	—	5.00
Canceled/forfeited	(121,000)	5.29	5.14

Outstanding—June 30, 2021	5,064,563	4.88	6.14	$5.00-$12.12

Vested and exercisable—end of year	3,863,694	4.63	5.40	$5.00-$9.94

Vested and expected to vest—end of year	5,064,563	4.88	6.14	$5.00-$12.12

Intinsic value of options outstanding				$12,324,630
Intinsic value of options exercisable				$8,407,465
Intinsic value of options vested and expected to vest				$12,324,630

The aggregate intrinsic values of options outstanding, options exercisable, and options vested and expected to vest are $12.3 million, $8.4 million and $12.3 million, respectively as of June 30, 2021.

A summary of the Company’s unvested stock option activity for the years ended June 30, 2021, is as follows:

	Period Ended June 30, 2021
	Shares	Average Fair Value on Grant Date
Unvested—beginning of year	1,454,187	$2.55
Granted	353,500	4.63
Vested	(545,818)	2.54
Forfeited	(61,000)	2.37

Unvested—end of year	1,200,869	3.26

The Company recognized $0.7 million and $0.6 million in stock-based compensation for the three month periods ended June 30, 2021 and 2020, respectively. The Company recognized $1.3 million and $1.2 million in stock-based compensation for the six month periods ended June 30, 2021 and 2020, respectively.

For stock options granted during the years ended June 30, 2021, fair value was determined using the following assumptions:

	June 30, 2021	June 30, 2020
Risk-free interest rate	1.12%	0.57%
Dividend yield	–%	–%
Volatility	35%	35%
Forfeiture rate	–%	–%
Expected term of the option (years)	7.5	7.5

	June 30, 2021	June 30, 2020
Risk-free interest rate	1.12%	0.37% to 0.57%
Dividend yield	–%	–%
Volatility	35%	35%
Forfeiture rate	–%	–%
Expected term of the option (years)	7.5	7.5

The weighted-average grant-date fair value of options granted during the period ended June 30, 2021, was $4.63.

9.	EARNINGS PER SHARE

Basic earnings per share (“EPS”) amounts are computed by dividing net income attributable to 5.11 ABR stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted EPS amounts are computed by dividing net income for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. Potentially dilutive common shares include shares issuable upon the exercise of outstanding stock options, which are reflected in diluted earnings per share by application of the treasury stock method.

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net income attributable to stockholders	$6,510	$(13)	$8,509	$81
Weighted average shares used to compute basic earnings per share	46,442	46,480	46,449	46,485
Dilutive effect of employee stock options	2,777	—	2,710	2,030

Weighted average shares used to compute diluted earnings per share	49,219	46,480	49,159	48,515

Earnings per share:
Basic	$0.14	$0.00	$0.18	$0.00
Diluted	$0.13	$0.00	$0.17	$0.00

Effects of potentially dilutive securities are presented only in periods in which they are dilutive. The Company excluded zero and 2,186 common stock equivalents from the calculation of weighted average shares for the three months ended June 30, 2021 and 2020, respectively. The Company excluded zero common stock equivalents from the calculation of weighted average shares, for both the six months ended June 30, 2021 and 2020, respectively.

10.	INCOME TAXES

Each fiscal quarter, the Company estimates its annual effective tax rate and applies that rate to its interim pre-tax earnings. In this regard, the Company reflects the full year’s estimated tax impact of certain unusual or infrequently occurring items and the effects of changes in tax laws or rates in the interim period in which they occur.

The computation of the annual estimated effective tax rate in each interim period requires certain estimates and significant judgment, including the projected operating income for the year, projections of the proportion of income earned and taxed in other jurisdictions, permanent and temporary differences and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, as additional information is obtained, as our tax structure changes or as the tax environment changes. Certain foreign operations are subject to foreign income taxation under existing provisions of the laws of those jurisdictions.

Income tax expense was $2.1 million and $0.3 million for the three months ended June 30, 2021 and 2020, respectively. Income tax expense was $2.8 million and $0.5 million for the six months ended June 30, 2021 and 2020, respectively. The increase in income tax expense is due to higher interim pre-tax earnings. The effective tax rate for the six months ended June 30, 2021 was 25%, compared to 85% for the six months ended June 30, 2020. The effective tax rate for the six months ended June 30, 2020 was higher than that for the six months ended June 30, 2021 due to interim pre-tax losses in certain foreign jurisdictions where no benefit is recognized.

Deferred tax assets were $6.5 million as of June 30, 2021 and $8.9 million as of December 31, 2020, respectively, which is presented in our unaudited condensed consolidated balance sheet.

11.	COMMITMENTS AND CONTINGENCIES

On December 8, 2020, a former employee filed a complaint in Orange County Superior Court alleging violations by the Company of various California Labor Code provisions, including those relating to unpaid overtime, meal period premiums, and rest period premiums, as well as the California Labor Code Private Attorneys General Act of 2004. The Company filed its response on January 7, 2021, denying such allegations. The parties are currently engaging in discovery. The Company believes that Plaintiff’s claims are without merit and it intends to defend itself vigorously and challenge the Plaintiff’s attempt to have the case certified as a class action.

Due to the inherent uncertainties of litigation, the Company is not able to predict either the outcome or a range of reasonably possible losses, if any, at this time. Accordingly, no amounts have been recorded in the consolidated financial statements for the settlement of these matters. Were an unfavorable ruling to occur, or if factors indicate that a loss is probable and reasonably estimable, the Company’s business, financial condition or results of operations could be materially and adversely affected. The Company is involved in other legal matters that arise in the ordinary course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

12.	SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred from June 30, 2021 to September 16, 2021. During this period, other than the events disclosed here and elsewhere in the accompanying consolidated financial statements, there were no events or transactions occurring which require recognition or disclosure in the consolidated financial statements.

9th Amendment to Credit Agreement & Recapitalization

On August 16, 2021, the Company entered into Amendment No. Nine (the “Amendment”) to the Credit Agreement (“Credit Agreement”) to (i) increase the Term A Loan Commitment and Term A Loans by $55.0 million, in order to fund a special distribution to stockholders of 5.11 ABR Corp., (ii) extend the maturity date of the Term A Loan and the Term B Loan thereunder to August 16, 2026 and August 16, 2027, respectively, and (iii) amend the Term B Loan rate per annum from 12% to 10%.

After receiving the additional Term A Loan proceeds, the Company had $113.7 million and $50.0 million in Term A Loan and Term B Loan principle balance outstanding.

On August 16, 2021, the Company funded a $55.0 million special distribution to stockholders of 5.11 ABR Corp. At the time of the distribution, there were 46,452,387 shares of common stock outstanding of which shareholders of record received a distribution of $1.18 per share. The equity restructuring triggered an adjustment to the strike price of the Company’s options which contains an antidilution provision intended to equalize the fair value of the award in the event of a change by reason of stock dividend, split, recapitalization, merger, consolidation, combination or exchange of shares, spin-off, reorganization, or liquidation or the like. While the adjustment resulted in a modification of the options, the fair value of the options, using the Black Scholes Model, did not change materially. Therefore, no accounting adjustment related to the modification was necessary.

* * * * * *

Shares

Common Stock

Morgan Stanley	Jefferies	Baird

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Market listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated certificate of incorporation will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant entered into indemnification agreements with each of its directors and officers. These indemnification agreements may require the Registrant, among other things, to indemnify its directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of its subsidiaries or any other company or enterprise to which the person provides services at its request.

The Registrant maintains a general liability insurance policy that covers certain liabilities of directors and officers of the corporation arising out of claims based on acts or omissions in their capacities as directors or officers. In any underwriting agreement the Registrant enters into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, the Registrant, its directors, its officers, the selling stockholders, and persons who control the Registrant within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, we have granted stock options to employees and other service providers, covering an aggregate of 4,895,563 shares of our common stock under our 2016 Equity Incentive Plan, at exercise prices ranging from $5.00 to $12.12 per share, and have issued 172,000 shares of common stock upon exercise of stock options under our 2016 Equity Incentive Plan with an aggregate exercise price of $868,680.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The following documents are filed as exhibits to this registration statement.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Certificate of Incorporation, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation, to be effective upon the completion of this offering

Exhibit Number	Description of Exhibit

3.3	Bylaws, as currently in effect

3.4*	Form of Amended and Restated Bylaws, to be effective upon the completion of this offering

4.1*	Form of Certificate of Common Stock

4.2	Stockholders’ Agreement by and between 5.11 ABR Corp. and certain security holders of 5.11 ABR Corp., dated August 31, 2016

4.3*	Form of Amended and Restated Stockholders’ Agreement by and between 5.11 ABR Corp. and certain security holders of 5.11 ABR Corp., to be effective upon the completion of this offering

4.4*	Registration Rights Agreement, to be effective upon the completion of this offering

4.5(a)	Credit Agreement, dated August 31, 2016, by and among 5.11, Inc. and 5.11 TA, Inc., as the borrowers, and Compass Group Diversified Holdings LLC, as the lender

4.5(b)	First Amendment to Credit Agreement, dated March 30, 2017 by and among 5.11, Inc. and 5.11 TA, Inc., as the borrowers, and Compass Group Diversified Holdings LLC, as the lender

4.5(c)	Second Amendment to Credit Agreement, dated November 14, 2017 by and among 5.11, Inc. and 5.11 TA, Inc., as the borrowers, and Compass Group Diversified Holdings LLC, as the lender

4.5(d)	Third Amendment to Credit Agreement, dated December 22, 2017, by and among 5.11, Inc. and 5.11 TA, Inc., as the borrowers, and Compass Group Diversified Holdings LLC, as the lender

4.5(e)	Fourth Amendment to Credit Agreement, dated February 21, 2018, by and among 5.11, Inc. and 5.11 TA, Inc., as the borrowers, and Compass Group Diversified Holdings LLC, as the lender

4.5(f)	Fifth Amendment to Credit Agreement, dated June 22, 2018, by and among 5.11, Inc. and 5.11 TA, Inc., as the borrowers, and Compass Group Diversified Holdings LLC, as the lender

4.5(g)	Sixth Amendment to Credit Agreement, dated January 22, 2019, by and among 5.11, Inc. and 5.11 TA, Inc., as the borrowers, and Compass Group Diversified Holdings LLC, as the lender

4.5(h)	Seventh Amendment to Credit Agreement, dated July 31, 2019, by and among 5.11, Inc. and 5.11 TA, Inc., as the borrowers, and Compass Group Diversified Holdings LLC, as the lender

4.5(i)	Eighth Amendment to Credit Agreement, dated September 30, 2020, by and among 5.11, Inc. and 5.11 TA, Inc., as the borrowers, and Compass Group Diversified Holdings LLC, as the lender

4.5(j)	Ninth Amendment to Credit Agreement, dated August 16, 2021, by and among 5.11, Inc. and 5.11 TA, Inc. as the borrowers, and Compass Group Diversified Holdings LLC, as the lender

5.1*	Opinion of Paul Hastings LLP

10.1#*	Form of Indemnification Agreement between 5.11 ABR Corp. and its directors and officers

10.2#	Amended 2016 Equity Incentive Plan

10.3#*†	Form of Performance Stock Option Grant Notice and Agreement under 2016 Equity Incentive Plan

10.4#	Form of Time Vesting Stock Option Grant Notice and Agreement under 2016 Equity Incentive Plan

10.5#*	2021 Equity Incentive Plan and forms of agreements thereunder

10.6#*†	Amended and Restated Employment Agreement, dated August 27, 2018, by and between 5.11, Inc. and Francisco J. Morales, as amended and currently in effect

10.7#	Amended and Restated Employment Agreement, dated August 26, 2020, by and between 5.11, Inc. and Matthew Hyde, as amended and currently in effect

10.8#	Amended and Restated Employment Agreement, dated February 5, 2021, by and between 5.11, Inc. and James McGinty

10.9#*	Non-Employee Director Compensation Policy

Exhibit Number	Description of Exhibit

10.10†*	Lease Agreement, dated November 17, 2016, by and between 5.11, Inc. and Centerpoint Properties Trust

10.11†*	First Amendment to Lease Agreement, dated February 6, 2018, by and between 5.11, Inc. and Centerpoint Properties Trust

10.12†*	Second Amendment to Lease Agreement, dated July 24, 2020, by and between 5.11, Inc. and Centerpoint Properties Trust

10.13

Second Amended and Restated Credit Agreement, dated March 23, 2021, by and among Compass Group Diversified Holdings LLC, as the borrower, and Bank of America, as the administrative agent and in other capacities, and the other parties thereto

21.1*	List of Subsidiaries

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of Paul Hastings LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Portions of the exhibit, marked by brackets, have been omitted because the omitted information (i) is not material and (ii) would likely cause competitive harm if publicly disclosed.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this            day of            , 2021.

5.11 ABR Corp.

By:
Name:	Francisco J. Morales
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Francisco Morales and James McGinty, and each of them singly (with full power to each of them to act alone), as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and resubstitution, for him or her and in their name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

	Chief Executive Officer	, 2021
Francisco J. Morales	(Principal Executive Officer and Director)

	Chief Financial Officer	, 2021
James McGinty	(Principal Financial and Accounting Officer)

	Executive Chairman and Director	, 2021
Matthew Hyde

	Director	, 2021
Patrick Maciariello

	Director	, 2021
Zachary Sawtelle

	Director	, 2021
Elizabeth McLaughlin

Signature	Title	Date

	Director	, 2021
Dudley Mendenhall

	Director	, 2021
Troylind Brown